333-174808

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE SUPPORTING FINANCIAL DATA OF THIS EXHIBIT 99.3 TO THE REGISTRANT'S FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION


RECEIVED
JUN 09 2011
WASH, D.C.
200
SECTION


11007803

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

BSB Bancorp, Inc.
(Exact Name of Registrant as Specified in Charter)

0001522420
(Registrant's CIK Number)

Exhibit 99.3 to the Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part
(Give Period of Report))

333-
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document
(If Other Than the Registrant))

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Belmont, Massachusetts on June 9, 2011.

BSB Bancorp, Inc.



By: ______________________________
Robert M. Mahoney
President and Chief Executive Officer

EXHIBIT 99.3

PRO FORMA VALUATION REPORT

BSB BANCORP, INC.
Belmont, Massachusetts

PROPOSED HOLDING COMPANY FOR:
BELMONT SAVINGS BANK
Belmont, Massachusetts

Dated As Of:
May 13, 2011

Prepared By:

RP® Financial, LC.
1100 North Glebe Road
Suite 1100
Arlington, Virginia 22201

May 13, 2011

Board of Trustees
BSB Bancorp, MHC
Boards of Directors
BSB Bancorp, Inc.
Belmont Savings Bank
2 Leonard Street
Belmont, Massachusetts 02478

Members of the Boards of Trustees and Directors:

At your request, we have completed and hereby provide an independent appraisal ("Appraisal") of the estimated pro forma market value of the common stock which is to be issued in connection with the mutual-to-stock conversion transaction described below.

This Appraisal is furnished pursuant to the requirements of 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS") and applicable interpretations thereof. Such Valuation Guidelines are relied upon by the Federal Reserve Board ("FRB"), the Federal Deposit Insurance Corporation ("FDIC") and the Massachusetts Commissioner of Banks (the "Commissioner") in the absence of separate written valuation guidelines.

Description of Plan of Conversion

On June 2, 2011, the Board of Trustees of BSB Bancorp, MHC, (the "MHC"), a mutual holding company that owns all of the outstanding shares of common stock of BSB Bancorp, Inc., a Massachusetts corporation ("Bancorp"), adopted the plan of conversion whereby the MHC will convert to stock form. As a result of the conversion, Bancorp, which currently owns all of the issued and outstanding common stock of Belmont Savings Bank, Belmont, Massachusetts ("Belmont Savings" or the "Bank") will be succeed by a Maryland corporation with the name of BSB Bancorp, Inc. ("BSB Bancorp" or the "Company"). Following the conversion, the MHC will no longer exist. For purposes of this document, the existing consolidated entity will hereinafter be referred to as BSB Bancorp or the Company.

BSB Bancorp will offer its common stock in a subscription offering to Eligible Account Holders, Tax-Qualified Employee Stock Benefit Plans including Belmont Savings' employee stock ownership plan (the "ESOP") and Employees, Officers, Directors, Trustees and Corporators, as such terms are defined in the Company's prospectus for purposes of applicable federal regulatory guidelines governing mutual-to-stock conversions. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale to members of the general public in a community offering and/or a syndicated community offering. A portion of the net proceeds received from the sale of the common stock will be used to purchase all of the then to be issued and outstanding capital stock of Belmont Savings and the balance of the net proceeds will be retained by the Company.

At this time, no other activities are contemplated for the Company other than the ownership of the Bank, a loan to the newly-formed ESOP and reinvestment of the proceeds that are retained by the Company. In the future, BSB Bancorp may acquire or organize other operating subsidiaries, diversify into other banking-related activities, pay dividends or repurchase its stock, although there are no specific plans to undertake such activities at the present time.

The plan of conversion and reorganization provides for the establishment of a new charitable foundation, Belmont Savings Bank Foundation, Inc. (the "Foundation"). The Foundation will be funded with BSB Bancorp common stock contributed by the Company in an amount equal to 2.0% of the shares of common stock sold in the offering and $200,000 cash. The purpose of the Foundation is to provide financial support to charitable organizations in the communities in which Belmont Savings operates and to enable those communities to share in the Bank's long-term growth. The Foundation will be dedicated completely to community activities and the promotion of charitable causes.

RP® Financial, LC.

RP® Financial, LC. ("RP Financial") is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. For its appraisal services, RP Financial is being compensated on a fixed fee basis for the original appraisal and for any subsequent updates, and such fees are payable regardless of the valuation conclusion or the completion of the conversion offering transaction. We believe that we are independent of the Company, Belmont Savings, the MHC and the other parties engaged by Belmont Savings or the Company to assist in the stock conversion process.

Valuation Methodology

In preparing our Appraisal, we have reviewed the regulatory applications of BSB Bancorp, Belmont Savings and the MHC, including the prospectus as filed with the FRB, the FDIC, the Commissioner and the Securities and Exchange Commission ("SEC"). We have conducted a financial analysis of the Company that has included a review of audited financial information for the fiscal years ended September 30, 2006 through December 31, 2010 and a review of various unaudited information and internal financial reports through March 31, 2011. We have also conducted due diligence related discussions with BSB Bancorp's management; Shatswell, MacLeod & Company, P.C., BSB Bancorp's independent auditor; Luse Gorman Pomerenk & Schick, P.C., BSB Bancorp's' conversion counsel; and Keefe, Bruyette & Woods, Inc., BSB Bancorp's financial and marketing advisor in connection with the stock offering. All assumptions and conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which BSB Bancorp operates and have assessed the Company's relative strengths and weaknesses. We have monitored all material regulatory and legislative actions affecting financial institutions generally and analyzed the potential impact of such developments on BSB Bancorp and the industry as a whole to the extent we were aware of such matters. We have analyzed the potential effects of the stock conversion on the Company's operating characteristics and financial performance as they relate to the pro forma market value of BSB Bancorp. We have reviewed the economy and demographic characteristics of the primary market area in which the Company currently operates. We have compared BSB Bancorp's financial performance and condition with publicly-traded thrift institutions evaluated and selected in accordance with the Valuation Guidelines, as well as all publicly-traded thrifts and thrift holding companies. We have reviewed conditions in the securities markets in general and the market for thrifts and thrift holding companies, including the market for new issues.

The Appraisal is based on BSB Bancorp's representation that the information contained in the regulatory applications and additional information furnished to us by the Company and its independent auditors, legal counsel, investment bankers and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by the Company, or its independent auditors, legal counsel, investment bankers and other authorized agents nor did we independently value the assets or liabilities of BSB Bancorp. The valuation considers BSB Bancorp only as a going concern and should not be considered as an indication of the Company's liquidation value.

Our appraised value is predicated on a continuation of the current operating environment for the Company and for all thrifts and their holding companies. Changes in the local and national economy, the federal and state legislative and regulatory environments for financial institutions, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability, and may materially impact the value of thrift stocks as a whole or the Company's value alone. It is our understanding that BSB Bancorp intends to remain an independent institution and there are no current plans for selling control of the Company as a converted institution. To the extent that such factors can be foreseen, they have been factored into our analysis.

The estimated pro forma market value is defined as the price at which the Company's stock, immediately upon completion of the offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, as of May 13, 2011, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, including shares to be issued to the Foundation, equaled $69,360,000 at the midpoint, equal to 6,936,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $58,956,000 and a maximum value of $79,764,000. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 5,895,600 at the minimum and 7,976,400 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a super maximum value of $91,728,600 without a resolicitation. Based on the $10.00 per share offering price, the super maximum value would result in total shares outstanding of 9,172,860. Based on this valuation range, the offering range is as follows: $57,800,000 at the minimum, $68,000,000 at the midpoint, $78,200,000 at the maximum and $89,930,000 at the super maximum. Based on the $10.00 per share offering price, the number of offering shares is as follows: 5,780,000 at the minimum, 6,800,000 at the midpoint, 7,820,000 at the maximum and 8,993,000 at the super maximum.

Limiting Factors and Considerations

The valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is determined in accordance with applicable regulatory guidelines and is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof. The appraisal reflects only a valuation range as of this date for the pro forma market value of BSB Bancorp immediately upon issuance of the stock and does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market on the date of issuance of such securities or at anytime thereafter following the completion of the public stock offering.

The valuation prepared by RP Financial in accordance with applicable regulatory guidelines was based on the financial condition and operations of BSB Bancorp as of March 31, 2011, the date of the financial data included in the prospectus.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its financial institution clients.

The valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the financial performance and condition of BSB Bancorp, management policies, and current conditions in the equity markets for thrift stocks, both existing issues and new issues. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the federal and state legislative and regulatory environments for financial institutions, the stock market, the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.

Respectfully submitted,

RP® FINANCIAL, LC.



William E. Pommerening
Chief Executive Officer and
Managing Director



Gregory E. Dunn
Director

TABLE OF CONTENTS
BSB BANCORP, INC.
BELMONT SAVINGS BANK
Belmont, Massachusetts

TABLE OF CONTENTS
BSB BANCORP, INC.
BELMONT SAVINGS BANK
Belmont, Massachusetts
(continued)

LIST OF TABLES
BSB BANCORP, INC.
BELMONT SAVINGS BANK
Belmont, Massachusetts

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

Belmont Savings Bank ("Belmont Savings" or the "Bank"), chartered in 1885, is a Massachusetts chartered stock savings bank headquartered in Belmont, Massachusetts. In 2009, Belmont Savings reorganized into the mutual holding company structure, forming BSB Bancorp, MHC, a Massachusetts mutual holding company (the "MHC"). The MHC owns 100% of the outstanding common stock of BSB Bancorp, Inc., a Massachusetts corporation ("Bancorp"). Belmont Savings is the wholly owned subsidiary of Bancorp. Belmont Savings serves the Boston metropolitan area through the main office and three full service branch offices, which are all located in Middlesex County. A map of Belmont Savings' office locations is provided in Exhibit I-1. Belmont Savings is a member of the Federal Home Loan Bank ("FHLB") system and its deposits are insured up to the maximum allowable amount by the Federal Deposit Insurance Corporation ("FDIC"). As of March 31, 2011, the MHC had consolidated total assets of $529.3 million, total deposits of $377.3 million and total equity of $47.2 million equal to 8.9% of total assets. The MHC's audited financial statements are included by reference as Exhibit I-2.

Plan of Conversion

On June 2, 2011, the Board of Trustees of the MHC adopted the plan of conversion, whereby the MHC will convert to stock form. As a result of the conversion, Bancorp, which currently owns all of the issued and outstanding common stock of Belmont Savings will be succeed by a Maryland corporation with the name of BSB Bancorp, Inc., a newly formed Maryland stock holding company ("BSB Bancorp" or the "Company"). Following the conversion, the MHC will no longer exist. For purposes of this document, the existing consolidated entity will hereinafter be referred to as BSB Bancorp or the Company.

BSB Bancorp will offer its common stock in a subscription offering to Eligible Account Holders, Tax-Qualified Plans including Belmont Savings' employee stock ownership plan (the "ESOP") and Employees, Officers, Directors, Trustees and Corporators, as such terms are defined in the Company's prospectus for purposes of applicable federal regulatory guidelines governing mutual-to-stock conversions. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale to members of the general public in a community offering and/or a syndicated community offering. A portion of the net proceeds received from the sale of the common stock will be used to purchase all of the then to be issued and outstanding capital stock of Belmont Savings and the balance of the net proceeds will be retained by the Company.

At this time, no other activities are contemplated for the Company other than the ownership of the Bank, funding a loan to the newly-formed ESOP and reinvestment of the proceeds that are retained by the Company. In the future, BSB Bancorp may acquire or organize other operating subsidiaries, diversify into other banking-related activities, pay dividends or repurchase its stock, although there are no specific plans to undertake such activities at the present time.

Strategic Overview

Belmont Savings maintains a local community banking emphasis, with a primary strategic objective of meeting the borrowing and savings needs of its local customer base. Historically, BSB Bancorp's operating strategy has been fairly reflective of a traditional thrift operating strategy, in which lending has emphasized originations of 1-4 family permanent mortgage loans and funding has been largely generated through retail deposits. In 2009, the Company embarked on a new strategic direction designed to increase the growth and profitability of the Company. To facilitate implementation of new strategic initiatives, the Company has added senior management infrastructure including the appointment of a new President and Chief Executive Officer in May 2010. The Company is pursuing a strategy of strengthening its community bank franchise dedicated to meeting the banking needs of retail customers and businesses in the communities that are served by the Company. Growth strategies are emphasizing increased lending diversification that targets growth of commercial real estate and multi-family loans, home equity lines of credit, commercial business loans and indirect automobile loans. The Company's objective is to fund asset growth primarily through deposit growth, emphasizing growth of lower cost core deposits. Core deposit growth is expected to be in part facilitated by growth of commercial lending relationships, pursuant to which the Company is seeking to establish a full service banking relationship with its commercial loan customers through offering a full range of commercial loan products that can be packaged with lower cost commercial deposit products.

Recent trends in the Company's balance sheet show asset growth has been sustained by loan growth funded through growth of deposits. Loan growth strategies will continue to emphasize maintaining high asset quality, as the Company has effectively managed to preserve its asset quality during the economic downturn and credit crisis that led to the implosion of the housing market. BSB Bancorp is not a subprime lender and does not hold any investments in high risk collateralized debt obligations ("CDOs").

Investments serve as a supplement to the Company's lending activities and the investment portfolio is considered to be indicative of a low risk investment philosophy. Investment grade corporate bonds (rated AAA or better) constitute the major portion of the Company's investment portfolio, with other investments consisting of mortgage-backed securities, U.S. Government and agency obligation and FHLB stock.

Deposits have consistently served as the primary interest-bearing funding source for the Company and have funded the Company's asset growth as well as the pay down of borrowings in recent years. Core deposits, consisting of transaction and savings account deposits, constitute the largest portion of the Company's deposit base, with the concentration of core comprising total deposits increasing in recent years. The Company utilizes borrowings as a supplemental funding source to facilitate management of funding costs and interest rate risk. Borrowings utilized the Company consist primarily of FHLB advances.

BSB Bancorp's earnings base is largely dependent upon net interest income and operating expense levels. In recent periods, the Company's net interest margin has trended higher as interest rate spreads have increased with the decline in short-term interest rates and resulting steeper yield curve. In particular, the Company's balance sheet is liability-sensitive in the short-term and, therefore, funding costs have decreased more rapidly relative to yields earned on less rate sensitive interest-earning assets. Trends in the Company's interest-earning asset composition towards a higher concentration of loans and interest-bearing funding composition towards a higher concentration deposits have also contributed to increases in the Company's interest rate spreads. Operating expense ratios have also trended higher over the past few years, which have been mostly related to senior management infrastructure that has been put into place to facilitate implementation of the Company's strategic plan. Historically, non-interest operating income has been a limited contributor to earnings, reflecting the Company's traditional thrift operating strategy that has provided for only a modest earnings contribution from fee-based products and services. Growth of non-operating income is a strategic initiative for the Company, pursuant to which the Company is seeking to build full service banking relationships with its retail and commercial customers that will generate increased revenues derived from fee-based products and services.

The post-offering business plan of the Company is expected to continue to focus on operating and growing a profitable institution. Accordingly, BSB Bancorp will continue to be an independent full service community bank, with a commitment to meeting the retail and commercial banking needs of individuals and businesses in Middlesex County and markets nearby to Middlesex County.

The Company's Board of Directors has elected to complete a public stock offering to sustain recent growth strategies and facilitate implementation of its strategic plan. The capital realized from the stock offering will increase the Company's operating flexibility and allow for continued growth of the balance sheet. The additional funds realized from the stock offering will provide an alternative funding source to deposits and borrowings in meeting the Company's future funding needs, which may facilitate a reduction in BSB Bancorp's funding costs. Additionally, BSB Bancorp's higher equity-to-assets ratio will also better position the Company to pursue expansion opportunities. Such expansion would most likely occur through the establishment or acquisition of additional banking offices or customer facilities that would increase market penetration in the markets currently served by the Company or to gain a market presence into nearby complementary markets. The Company will also be bettered position to pursue growth through acquisition of other financial service providers following the stock offering, given its strengthened capital position and ability to offer stock as consideration. At this time, the Company has no specific plans for expansion, but will continue to evaluate branch expansion as such opportunities arise. Depending on market conditions, the Company intends to expand its branch network by at least two de novo or acquired branch offices over the next four years. The projected uses of proceeds are highlighted below.

- BSB Bancorp, Inc. The Company is expected to retain up to 50% of the net offering proceeds. At present, funds at the Company level, net of the loan to the ESOP, are expected to be invested into short-term investment grade securities and liquid funds. Over time, the funds may be utilized for various corporate purposes, possibly including acquisitions, infusing additional equity into the Bank, repurchases of common stock and the payment of cash dividends.
- Belmont Savings Bank. Approximately 50% of the net stock proceeds will be infused into the Bank in exchange for all of the Bank's stock. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into

the Bank are anticipated to become part of general operating funds and are expected to be primarily utilized to fund loan growth over time.

Overall, it is the Company's objective to pursue growth that will serve to increase returns, while, at the same time, growth will not be pursued that could potentially compromise the overall risk associated with BSB Bancorp's operations.

Balance Sheet Trends

Table 1.1 shows the Company's historical balance sheet data from fiscal year end September 30, 2006 through March 31, 2011. The Company switched to a calendar year fiscal year following the fiscal year ended September 30, 2009. From fiscal year end 2006 through March 31, 2011, BSB Bancorp's assets increased at a 3.1% annual rate. Asset growth was largely driven by loan growth and more recently an increase in cash and cash equivalents following the sale of investment securities in the first quarter of 2011. Asset growth was funded by deposit growth and increased utilization of borrowings during fiscal years 2007 through 2009. A summary of BSB Bancorp's key operating ratios from fiscal year end 2006 through March 31, 2011 is presented in Exhibit I-3.

BSB Bancorp's loans receivable portfolio increased at a 3.5% annual rate from fiscal year end 2006 through March 31, 2011, with the loan portfolio exhibiting the most significant growth during the three months ended March 31, 2011. The relatively strong loan growth during first quarter of 2011 reflects implementation of lending initiatives set forth in the Company's strategic plan. The Company's stronger loan growth rate compared to its asset growth rate served to increase the loans-to-assets ratio from 71.3% at fiscal year end 2006 to 72.4% at March 31, 2011.

While residential mortgage loans represent the largest concentration in the Company's loan portfolio, BSB Bancorp's emphasis on growing a more diversified loan portfolio is evidenced by recent trends in its loan portfolio composition. Trends in the Company's loan portfolio composition since fiscal year end 2006 show that the concentration of 1-4 family permanent mortgage loans, including second mortgage loans, comprising total loans decreased from 78.4% of total loans at fiscal year end 2006 to 45.5% of total loans at March 31, 2011. Comparatively, from fiscal year end 2006 through March 31, 2011, commercial real estate loans increased from 12.9% to 29.4% of total loans, home equity lines of credit increased from 3.5% of total loans to 8.8% of total loans, consumer loans increased from 0.3% of total loans to 8.2% of total loans, commercial business loans increased from 2.4% of total loans to 4.3% of total

Table 1.1
BSB Bancorp, Inc.
Historical Balance Sheet Data

	At Fiscal Year Ended September 30,								At Year Ended December 31,				At March 31,		9/30/06-3/31/11 Annual. Growth Rate
	2006		2007		2008		2009		2009		2010		2011		
	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Pct (%)
Total Amount of:															
Assets	$461,341	100.00%	$449,885	100.00%	$482,847	100.00%	$500,254	100.00%	$504,944	100.00%	$500,287	100.00%	$529,274	100.00%	3.10%
Cash and cash equivalents	9,293	2.01%	14,101	3.13%	8,600	1.78%	16,390	3.28%	16,398	3.25%	20,988	4.20%	35,898	6.78%	35.03%
Interes-bearing time deposits	370	0.08%	370	0.08%	388	0.08%	388	0.08%	394	0.08%	119	0.02%	119	0.02%	-22.28%
Investment securities	97,915	21.22%	88,983	19.78%	84,916	17.59%	93,046	18.60%	103,159	20.43%	108,173	21.62%	78,997	14.93%	-4.66%
Loans held-for-sale	-	0.00%	-	0.00%	-	0.00%	-	0.00%	250	0.05%	3,775	0.75%	1,066	0.20%	NM
Loans receivable, net	328,772	71.26%	321,039	71.36%	358,415	74.23%	359,195	71.80%	351,753	69.66%	336,936	67.35%	383,014	72.37%	3.45%
FHLB stock	5,464	1.18%	5,333	1.19%	7,838	1.62%	8,038	1.61%	8,038	1.59%	8,038	1.61%	8,038	1.52%	8.96%
Bank-owned life insurance	12,271	2.66%	12,901	2.87%	13,583	2.81%	14,133	2.83%	13,621	2.70%	11,954	2.39%	12,075	2.28%	-0.36%
Deposits	$320,307	69.43%	$300,889	66.88%	$270,144	55.95%	$300,120	59.99%	$312,694	61.93%	$346,899	69.34%	$377,320	71.29%	3.71%
Borrowings	92,857	20.13%	99,147	22.04%	162,751	33.71%	141,983	28.38%	139,122	27.55%	100,653	20.12%	98,476	18.61%	1.31%
Equity	$41,504	9.00%	$42,508	9.45%	$41,492	8.59%	$42,909	8.58%	$43,825	8.68%	$46,927	9.38%	$47,183	8.91%	2.89%
Loans/Deposits		102.64%		106.70%		132.68%		119.68%		112.49%		97.13%		101.51%	
Full Service Banking Offices Open	4		4		4		4		4		4		4		

(1) Ratios are as a percent of ending assets.

Sources: BSB Bancorp's prospectus, audited and unaudited financial statements and RP Financial calculations.

loans and construction loans increased from 2.5% of total loans to 3.8% of total loans. The decrease in the concentration of 1-4 family loans comprising the loan portfolio was attributable to both a decline in the balance of 1-4 family loans and growth of other types of loans. The decrease in 1-4 family loans reflects the Company's general philosophy of selling most originations of 1-4 family fixed rate loans into the secondary market. The Company's indirect auto lending initiative accounted for almost all of the growth of the consumer loan portfolio, as the Company's diversification into other types of consumer lending has remained limited.

The intent of the Company's investment policy is to provide adequate liquidity and to generate a favorable return within the context of supporting BSB Bancorp's overall credit and interest rate risk objectives. It is anticipated that proceeds retained at the holding company level will primarily be invested into investments with short-term maturities. Since fiscal year end 2006, the Company's level of cash and investment securities (inclusive of FHLB stock) ranged from a low of 21.1% of assets at fiscal year end 2008 to a high of 27.4% of assets at December 31, 2010. Cash and investments equaled 23.3% of total assets at March 31, 2011. The decrease in the cash and investments in the first quarter of 2011 was due to a decrease in investment securities, which was in part related to the sale of the Company's entire portfolio of equity securities which totaled $12.1 million. Funds realized from the decline in investment securities were in part deployed into cash and cash equivalents to provide increased liquidity in anticipation of funding loan originations. Cash and cash equivalents ranged from a low of 1.8% of assets at fiscal year end 2008 to a high of 6.8% of assets at March 31, 20111. Corporate debt securities totaling $46.9 million comprised the most significant component of the Company's investment portfolio at March 31, 2011. Other investments held by the Company at March 31, 2011 consisted of mortgage-backed securities ($16.4 million) and U.S. Government and federal agency obligations ($15.6 million). The Company also held $35.9 million of cash and cash equivalents and $8.0 million of FHLB stock at March 31, 2011. All investments are maintained as held to maturity, except for $1,000 of marketable equity securities held as available for sale. Exhibit I-4 provides historical detail of the Company's investment portfolio.

The Company also maintains an investment in bank-owned life insurance ("BOLI") policies, which cover the lives of some of the Company's employees. The purpose of the investment is to provide funding for the benefit plans of the covered individuals. The life insurance policies earn tax-exempt income through cash value accumulation and death proceeds. As of March 31, 2011, the cash surrender value of the Company's BOLI equaled $12.1 million.

Since fiscal year end 2006, BSB Bancorp's funding needs have been addressed through a combination of deposits, borrowings and internal cash flows. From fiscal year end 2006 through March 31, 2011, the Company's deposits increased at a 3.7% annual rate. Since fiscal year end 2007, deposits have trended steadily higher. Recent deposit growth trends reflect that deposit growth has been primarily driven by growth of savings account deposits which has served to increase the concentration of core deposits comprising total deposits. Core deposits comprised 64.6% of average total deposits for the three months ended March 31, 2010, versus 55.1% of average total deposits for the fiscal year ended September 30, 2008.

Borrowings serve as an alternative funding source for the Company to address funding needs for growth and to support management of deposit costs and interest rate risk. From fiscal year end 2006 to March 31, 2011, borrowings increased at an annual rate of 1.3%. The Company's utilization of borrowings reached a peak balance of $162.8 million or 33.7% of assets at fiscal year end 2008. Since fiscal year end 2008, borrowings have trended lower to equal $98.5 million or 18.6% of assets at March 31, 2011. The Company's utilization of borrowings has primarily consisted of FHLB advances, but also includes repurchase agreements and other borrowed funds that consist of the balance of loans sold with recourse.

The Company's equity increased at a 2.9% annual rate from fiscal year end 2006 through March 31, 2011, which was largely related to retention of earnings. All of the Company's capital is tangible capital and Belmont Savings maintained capital surpluses relative to all of its regulatory capital requirements at March 31, 2011. The addition of stock proceeds will serve to strengthen the Company's capital position, as well as support growth opportunities. At the same time, BSB Bancorp's ROE will initially be depressed following its stock conversion as the Company's pro forma capital position will be significantly higher following the infusion of net stock proceeds into capital.

Income and Expense Trends

Table 1.2 shows the Company's historical income statements beginning in fiscal year 2006 through the twelve months ended March 31, 2011. The Company's reported earnings ranged from a net loss of $436,000 or negative 0.10% of average assets during fiscal year 2008 to net income of $2.4 million or 0.49% of average assets during the twelve months ended March

Table 1.2
BSB Bancorp, Inc.
Historical Income Statements

	For the Fiscal Year Ended September 30,								For the Year Ended December 31,				For the Twelve months ended 3/31/11	
	2006		2007		2008		2009		2009		2010			
	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)
Interest income	$21,707	4.89%	$23,090	5.19%	$23,032	5.04%	$23,539	4.77%	$23,094	4.65%	$21,201	4.23%	$20,724	4.14%
Interest expense	(11,978)	-2.70%	(14,006)	-3.15%	(13,294)	-2.91%	(11,148)	-2.26%	(10,371)	-2.09%	(7,568)	-1.51%	(6,995)	-1.40%
Net interest income	$9,729	2.19%	$9,084	2.04%	$9,738	2.13%	$12,391	2.51%	$12,723	2.56%	$13,633	2.71%	$13,729	2.74%
Provision for loan losses	(334)	-0.08%	(100)	-0.02%	(375)	-0.08%	(597)	-0.12%	(366)	-0.07%	(438)	-0.09%	(630)	-0.13%
Net interest income after provisions	$9,395	2.12%	$8,984	2.02%	$9,363	2.05%	$11,794	2.39%	$12,357	2.49%	$13,195	2.63%	$13,099	2.62%
Other operating income	$917	0.21%	$1,039	0.23%	$1,550	0.34%	$1,393	0.28%	$1,293	0.26%	$1,097	0.22%	$1,022	0.20%
Operating expense	(10,076)	-2.27%	(9,261)	-2.08%	(9,300)	-2.04%	(10,167)	-2.06%	(10,462)	-2.10%	(12,869)	-2.57%	(13,911)	-2.78%
Net operating income	$236	0.05%	$762	0.17%	$1,613	0.35%	$3,020	0.61%	$3,188	0.64%	$1,423	0.28%	$210	0.04%
Non-Operating Income														
Gain(loss) on sale of loans	$95	0.02%	$116	0.03%	$72	0.02%	$332	0.07%	$357	0.07%	$340	0.07%	$365	0.07%
Gain(loss) on sale of securities	-	0.00%	9	0.00%	(323)	-0.07%	-	0.00%	-	0.00%	166	0.03%	2,954	0.59%
Net gain (loss) on trading securities	-	0.00%	-	0.00%	(2,264)	-0.50%	(511)	-0.10%	2,630	0.53%	322	0.06%	(302)	-0.06%
Writedown of impaired securities	-	0.00%	-	0.00%	(239)	-0.05%	-	0.00%	-	0.00%	(204)	-0.04%	(204)	-0.04%
Net non-operating income	$95	0.02%	$125	0.03%	($2,754)	-0.60%	($179)	-0.04%	$2,987	0.60%	$624	0.12%	$2,813	0.56%
Net income before tax	$331	0.07%	$887	0.20%	($1,141)	-0.25%	$2,841	0.58%	$6,175	1.24%	$2,047	0.41%	$3,023	0.60%
Income tax provision	17	0.00%	(102)	-0.02%	705	0.15%	(1,424)	-0.29%	(2,742)	-0.55%	(220)	-0.04%	(568)	-0.11%
Net income (loss)	$348	0.08%	$785	0.18%	($436)	-0.10%	$1,417	0.29%	$3,433	0.69%	$1,827	0.36%	$2,455	0.49%
Adjusted Earnings														
Net income	$348	0.08%	$785	0.18%	($436)	-0.10%	$1,417	0.29%	$3,433	0.69%	$1,827	0.36%	$2,455	0.49%
Add(Deduct): Net gain/(loss) on sale	(95)	-0.02%	(125)	-0.03%	2,754	0.60%	179	0.04%	(2,987)	-0.60%	(624)	-0.12%	(2,813)	-0.56%
Tax effect (2)	38	0.01%	50	0.01%	(1,102)	-0.24%	(72)	-0.01%	1,195	0.24%	250	0.05%	1,125	0.22%
Adjusted earnings	$291	0.07%	$710	0.16%	$1,216	0.27%	$1,524	0.31%	$1,641	0.33%	$1,453	0.29%	$767	0.15%
Expense Coverage Ratio (3)	0.96		0.98		1.05		1.22		1.22		1.06		0.99	
Efficiency Ratio (4)	94.6%		91.5%		82.4%		73.8%		74.5%		87.5%		94.6%	

(1) Ratios are as a percent of average assets.
(2) Assumes a 40.0% effective tax rate.
(3) Expense coverage ratio calculated as net interest income before provisions for loan losses divided by operating expenses.
(4) Efficiency ratio calculated as operating expenses divided by the sum of net interest income before provisions for loan losses plus other income (excluding net gains).

Sources: BSB Bancorp's prospectus, audited & unaudited financial statements and RP Financial calculations.

31, 2011. The loss in fiscal year 2008 was largely due to a loss on trading securities, while the relatively high level of net income reported during the most recent twelve month period was supported by a gain on the sale of investment securities. Net interest income and operating expenses represent the primary components of the Company's earnings. Non-interest operating income has been somewhat of limited source of earnings for the Company. Loan loss provisions have typically not had a significant impact on earnings, while non-operating gains and losses have had a varied impact on the Company's earnings during the period covered in Table 1.1.

During the period covered in Table 1.1, the Company's net interest income to average assets ratio ranged from a low of 2.04% during fiscal year 2007 to a high of 2.74% during the twelve months ended March 31, 2011. The upward trend in the Company's net interest income ratio since fiscal year 2007 has been facilitated by a wider yield-cost spread, as the decline in short-term interest rates and resulting steeper yield curve has provided for a more significant decline in the Company's funding costs relative to less rate sensitive interest-earning asset yields. Deposit growth consisting primarily of lower costing core deposits and the pay down of borrowings since fiscal year end 2008 also contributed to lowering the Company's funding costs. Overall, the Company's interest rate spread increased from 2.20% during fiscal year 2007 to 2.80% during the three months ended March 31, 2011. The Company's net interest rate spreads and yields and costs for the period covered in Table 1.1 are set forth in Exhibits I-3 and I-5.

Non-interest operating income has been a fairly stable, but somewhat limited, contributor to the Company's earnings, reflecting the Company's limited diversification into products and services that generate non-interest operating income. Throughout the period shown in Table 1.2, sources of non-interest operating income ranged from a low of 0.20% of average assets during the twelve months ended March 31, 2011 to a high of 0.34% of average assets during fiscal year 2008. Customer service fees and income earned on BOLI constitute the largest sources of non-interest operating income for the Company.

Operating expenses represent the other major component of the Company's earnings, ranging from a low of 2.04% of average assets during fiscal year 2008 to a high of 2.78% of average assets during the twelve months ended March 31, 2011. The relatively sharp increase in the Company's operating expense ratio during 2010 and the most recent twelve month period reflects senior management infrastructure that has been put into place to facilitate implementation of the Company's strategic plan, pursuant to which the Company is seeking to build a profitable full service community bank franchise. Upward pressure will be placed on the Company's operating expense ratio following the stock offering, due to expenses associated with operating as a publicly-traded company, including expenses related to the stock benefit plans. At the same, the increase in capital realized from the stock offering will increase the Company's capacity to leverage operating expenses through pursuing a more aggressive growth strategy.

Overall, the general trends in the Company's net interest margin and operating expense ratio since fiscal year 2006 reflect a positive trend in core earnings through 2009 followed by a negative trend in 2010 and the twelve months ended March 31, 2011, as indicated by the Company's expense coverage ratios (net interest income divided by operating expenses). BSB Bancorp's expense coverage ratio equaled 0.96 times during fiscal year 2006, 1.22 times during 2009 and 0.99 times during the twelve months ended March 31, 2011. The decrease in the expense coverage ratio since 2009 was the result of a more significant increase in the operating expense ratio compared to the net interest income ratio. Similarly, BSB Bancorp's efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of net interest income and other operating income) improved from 94.6% during fiscal year 2006 to 74.5% during 2009 and then increased to 94.6% during the twelve months ended March 31, 2011.

During the period covered in Table 1.2, maintenance of generally favorable credit quality measures served to limit the impact of loan loss provisions on the Company's earnings. Loan loss provisions ranged from a low of 0.02% of average assets in fiscal year 2007 to a high of 0.13% of average assets during the twelve months ended March 31, 2011. Loan growth, including growth of higher risk types of loans, largely accounted for the increase in loan loss provisions established during the most recent twelve month period. As of March 31, 2011, the Company maintained loan loss allowances of $3.3 million, equal to 0.87% of net loans receivable and 149.84% of non-performing loans. Exhibit I-6 sets forth the Company's loan loss allowance activity from fiscal year 2006 through the three months ended March 31, 2011.

Non-operating gains and losses have had a varied impact on the Company's earnings during the period covered in Table 1.2, ranging from a non-operating loss equal to 0.60% of average assets during fiscal year 2008 to non-operating gains equal to 0.56% of average assets for the twelve months ended March 31, 2011. The non-operating loss recorded in fiscal year

2008 was mostly related to a $2.3 million loss on trading securities. A $3.0 million gain on the sale of investment securities accounted for most of the non-operating gains recorded during the twelve months ended March 31, 2011. Non-operating gains and losses during the twelve months ended March 31, 2011 also included a $365,000 gain on sale of loans, a $302,000 loss on trading securities and a $204,000 loss on writedown of impaired securities. Loan sale gains reflect the sale of fixed rate 1-4 family loan originations to the secondary market for purposes of interest rate risk management and, therefore, represent an ongoing activity for the Company. Comparatively, the other components of the Company's non-operating income are viewed as non-recurring income items. However, gains realized through secondary market activities are subject to a certain degree of volatility as well, given the dependence of such gains on the interest rate environment and the strength of the regional housing market.

The Company's effective tax rate ranged from a low of 5.14% during fiscal year 2006 to a high of 50.12% during fiscal year 2009. As set forth in the prospectus, the Company's marginal effective tax rate is 40.0%.

Interest Rate Risk Management

The Company's balance sheet is liability-sensitive in the short-term (less than one year) and, thus, the net interest margin will typically be adversely affected during periods of rising and higher interest rates, as well as in the interest rate environment that generally prevailed during 2006 and 2007, in which the yield curve was flat or inverted. Comparatively, the Company's interest rate spreads will tend to benefit when short-term interest rates decline and the yield curve steepens. The Company's interest rate risk analysis as of March 31, 2011 indicates that in the event of a 200 basis point increase in interest rates over a one year period, assuming a gradual parallel shift across the yield curve over such period, net interest income would decrease by 3.6% (see Exhibit I-7).

The Company pursues a number of strategies to manage interest rate risk, particularly with respect to seeking to limit the repricing mismatch between interest rate sensitive assets and liabilities. The Company manages interest rate risk from the asset side of the balance sheet through selling most originations of fixed rate 1-4 family loans, investing in securities with laddered terms out to five years and diversifying into other types of lending beyond 1-4 family permanent mortgage loans which consists primarily of shorter term fixed rate loans, adjustable rate loans or balloon loans. As of December 31, 2010, of the Company's total loans due after

December 31, 2011, ARM loans comprised 72.2% of those loans (see Exhibit I-8). On the liability side of the balance sheet, management of interest rate risk has been pursued through utilizing FHLB advances with terms out to five years, emphasizing growth of lower costing and less interest rate sensitive transaction and savings accounts and offering attractive rates on certain longer term CDs in low interest rate environments. Transaction and savings accounts comprised 64.6% of the Company's average balance of total deposits during the three months ended March 31, 2011.

The infusion of stock proceeds will serve to further limit the Company's interest rate risk exposure, as most of the net proceeds will be redeployed into interest-earning assets and the increase in the Company's capital position will lessen the proportion of interest rate sensitive liabilities funding assets.

Lending Activities and Strategy

BSB Bancorp's lending activities have traditionally emphasized 1-4 family permanent mortgage loans and such loans continue to comprise the largest component of the Company's loan portfolio. Pursuant to the Company's strategic plan, the Company is pursuing a diversified lending strategy emphasizing commercial real estate loans, home equity lines of credit, commercial business loans and indirect auto loans as the primary areas of targeted loan growth. Other areas of lending diversification for the Company include construction loans and consumer loans other than indirect auto loans. The origination of 1-4 family permanent mortgage loans is expected to remain an active area of lending for the Company, although growth of the 1-4 family loan portfolio will be constrained by the sale of most fixed rate originations. Exhibit I-9 provides historical detail of BSB Bancorp's loan portfolio composition from fiscal year end 2006 through March 31, 2011 and Exhibit I-10 provides the contractual maturity of the Company's loan portfolio by loan type as of December 31, 2010.

BSB Bancorp offers both fixed rate and adjustable rate 1-4 family permanent mortgage loans. Loans are underwritten to secondary market guidelines, as the Company's current philosophy has been to sell most originations of fixed rate loans. Loans are generally sold on a servicing released basis. ARM loans offered by the Company have initial repricing terms of one, three or five years and then reprice annually for the balance of the loan term. ARM loans are indexed to the 1-year Treasury rate. Fixed rate loans are offered for terms of 10 through 30 years. As of March 31, 2011, the Company's outstanding balance of 1-4 family loans, inclusive of second mortgage loans, equaled $175.2 million or 45.5% of total loans outstanding.

The Company's 1-4 family lending activities include home equity loans and lines of credit. Home equity loans are originated as either fixed rate or adjustable rate loans with amortization terms of up to 15 years. Home equity lines of credit are tied to the prime rate as published in *The Wall Street Journal* and are offered for terms of up to 25 years with a maximum ten year draw period. The Company will originate home equity loans and lines of credit up to a maximum loan-to value ("LTV") ratio of 80.0%, inclusive of other liens on the property. As of March 31, 2011, the Company's outstanding balance of home equity loans and lines of credit totaled $33.7 million or 8.8% of total loans outstanding.

Construction loans originated by the Company consist of loans to finance the construction of 1-4 family residences and commercial/multi-family properties. The Company's 1-4 family construction lending activities consist mostly of speculative loans that are extended to experienced builders in the Company's market area. Residential construction loans are offered up to a LTV ratio of 75.0%. Commercial real estate/multi-family construction loans generally require a commitment for permanent financing to be in place prior to closing the construction loan and are originated up to 75.0% of the completed appraised value of the property. Residential and commercial construction loans are interest only loans during the construction period. At March 31, 2011, the largest outstanding construction loan had a balance of $2.7 million and was secured by three high-end single-family properties. This loan was performing in accordance with its terms at March 31, 2011. As of March 31, 2011, BSB Bancorp's outstanding balance of construction loans equaled $14.8 million or 3.8% of total loans outstanding

The balance of the mortgage loan portfolio consists of commercial real estate and multi-family loans, which are collateralized by properties in the Company's regional lending area. BSB Bancorp originates commercial real estate and multi-family loans up to a maximum LTV ratio of 80.0% and requires a minimum debt-coverage ratio of 1.25 times. Commercial real estate/multi-family loans are originated as adjustable rate or fixed rate loans for terms of up to 30 thirty years, Commercial real estate loans are priced off of comparable term FHLB advance rates. Properties securing the commercial real estate loan portfolio include office buildings, owner-occupied businesses, industrial buildings, strip mall centers, mixed-use properties and apartments. The largest commercial real estate/multi-family loan in the Company's loan portfolio at March 31, 2011 had a balance of $6.7 million and was secured by a retail shopping center and land. This loan was performing in accordance with its terms at March 31, 2011. As of March 31, 2011, the Company's outstanding balance of commercial real estate/multi-family loans totaled $113.1 million equal to 29.4% of total loans outstanding.

Historically, BSB Bancorp's diversification into non-mortgage loans has been somewhat limited, consisting of consumer loans and commercial business loans. Prior to implementation of the indirect auto lending initiative, the consumer loan portfolio, exclusive of home equity loans and home equity lines of credit, consisted of a relatively small balance of installment loans, loans secured by deposits and personal loans. In conjunction with the hiring of an executive officer with expertise in indirect auto lending, the Company initiated its indirect auto lending program in the fourth quarter of 2010. The Company currently receives auto loans from approximately 100 franchised dealership relationships located in Eastern Massachusetts and Rhode Island. In the future, the Company may seek to expand its dealership relationships throughout Massachusetts, Connecticut and New Hampshire. The Company will finance up to 100% of the wholesale value of the vehicle plus sales tax, dealer preparation fees, license fees and title fees. The weighted average original term to maturity of the indirect auto loan portfolio at March 31, 2011 was 65 months with an estimate average life of 30 months. The indirect auto loan portfolio had an average loan balance of $20,500 for the three months ended March 31, 2011 and a weighted average credit score of 769. The Company began to sell indirect auto loans to another financial institution in March 2011 and it is expected that the Company will sell the majority of its indirect auto loan originations going forward. As of March 31, 2011, the consumer loan portfolio totaled $31.6 million or 8.2% of total loans outstanding, with indirect auto loans accounting for $30.4 million of the total.

The commercial business loan portfolio is generated through extending loans to businesses operating in the local market area. Commercial business loans offered by the Company consist of fixed rate term loans and floating rate lines of credit indexed to the prime rate as reported in *The Wall Street Journal* and generally have terms ranging from three to five years or less. The commercial business loan portfolio consists substantially of loans secured by business assets such as accounts receivable, inventory and equipment. The Company also originates working capital lines credit to finance the short-term cash flow needs of businesses. Expansion of commercial business and commercial real estate lending activities are areas of lending emphasis for the Company, pursuant to which the Company is seeking to become a full service community bank to its commercial loan customers through offering a full range of commercial loan products that can be packaged with lower cost commercial deposit products. The largest commercial business loan in the Company's loan portfolio at March 31, 2011 had a balance of $2.7 million and was secured by business assets and commercial real estate. This loan was performing in accordance with its terms at March 31, 2011. As of March 31, 2011, BSB Bancorp's' outstanding balance of commercial business loans equaled $16.5 million or 4.3% of total loans outstanding.

Exhibit I-11 provides a summary of the Company's lending activities from fiscal year 2006 through the three months ended March 31, 2011. Annual loan originations ranged from a low $97.4 million during fiscal year 2007 to a high of $138.8 million during fiscal year 2009. Loan originations were up significantly during the first quarter of 2011 compared to the year ago quarter, with total loans originated increasing from $27.7 million in the first quarter of 2010 to $77.6 million in the first quarter of 2011. Commercial real estate loans and indirect auto loans accounted for most of the increase in loan originations, as the Company originated $24.3 million of commercial real estate loans and $29.6 million of indirect auto loans during the first quarter of 2011. The Company also purchases loans, which have primarily consisted of loans secured by 1-4 family properties in the Company's regional lending market. In recent years, the amount of loans purchased by the Company have been relatively limited. Loans sold by the Company have consisted mostly of originations of 1-4 family fixed rate loans, which are sold for purposes of interest rate risk management. Since fiscal year end 2006, the Company recorded net loan growth in fiscal years 2008 and 2009 and the first quarter of 2011.

Asset Quality

The Company's historical 1-4 family lending emphasis and emphasis on lending in local and familiar markets have generally supported the maintenance of relatively favorable credit quality measures. With the onset of the recession in the Company's lending markets, the Company experienced some modest credit quality deterioration in its loan portfolio; although, the Company's ratios for non-performing loans and non-performing assets have remained at relatively low levels. BSB Bancorp's balance of non-performing assets ranged from a low of 0.02% of assets at fiscal year end 2006 to a high of 0.50% of assets at fiscal year end 2009. The Company held $2.2 million of non-performing assets at March 31, 2011, equal to 0.42% of total assets. As shown in Exhibit I-12, non-performing assets at March 31, 2011 consisted entirely of non-accruing loans. Non-accruing loans held by the Company at March 31, 2011 were concentrated in 1-4 family loans ($1.3 million) and commercial real estate loans ($906,000).

To track the Company's asset quality and the adequacy of valuation allowances, BSB Bancorp has established detailed asset classification policies and procedures which are consistent with regulatory guidelines. Classified assets are reviewed monthly by senior management and the Executive Committee and quarterly by the full Board. Pursuant to these procedures, when needed, the Company establishes additional valuation allowances to cover anticipated losses in classified or non-classified assets. As of March 31, 2011, the Company maintained loan loss allowances of $3.3 million, equal to 0.87% of net loans receivable and 149.84% of non-performing loans.

Funding Composition and Strategy

Deposits have consistently served as the Company's primary funding source and at March 31, 2011 deposits accounted for 79.3% of BSB Bancorp's interest-bearing funding composition. Exhibit I-13 sets forth the Company's deposit composition from fiscal year 2008 through March 31, 2011. Transaction and savings account deposits constituted 64.6% of average total deposits for the three months ended March 31, 2011. Comparatively, transaction and savings account deposits constituted 55.1% of average total deposits for the fiscal year ended September 30, 2008. The increase in the concentration of core deposits comprising total deposits since fiscal year end 2008 was realized through a slight decrease in CDs and growth of core deposits. Most of the growth of core deposits has consisted of regular savings account deposits, which was facilitated by marketing relatively attractive rates on certain savings account products. Regular savings account deposits comprised 70.8% of the Company's average total core deposits for the three months ended March 31, 2011.

The balance of the Company's deposits consists of CDs, which equaled 35.4% of average total deposits for the three months ended March 31, 2011 compared to 44.9% of average total deposits for the fiscal year ended September 30, 2008. BSB Bancorp's current CD composition reflects a higher concentration of short-term CDs (maturities of one year or less). The CD portfolio totaled $133.9 million at March 31, 2011 and $75.0 million or 56.0% of the CDs were scheduled to mature in one year or less. Exhibit I-14 sets forth the maturity schedule of the Company's CDs as of March 31, 2011. As of March 31, 2011, jumbo CDs (CD accounts with balances of $100,000 or more) amounted to $74.1 million or 55.4% of total CDs. The Company held $2.0 million of brokered CDs at March 31, 2011.

Borrowings serve as an alternative funding source for the Company to facilitate management of funding costs and interest rate risk. The Company maintained $93.8 million of FHLB advances at March 31, 2011 with a weighted average rate of 2.49%. FHLB advances held by the Company at March 31, 2011 consisted of a mix of short- and long-term borrowings with initial terms out to five years. The Company also held $3.1 million of repurchase agreements and $1.6 million of other borrowed funds at March 31, 2011. Other borrowed funds consist of the balance of loans sold with recourse. On March 16, 2006, the Company sold seventeen loans with an aggregate principal balance of $10.4 million to another financial institution. The agreement related to this sale contains provisions requiring the Company during the initial 120 months to repurchase any loan that becomes 90 days past due. The Company will repurchase the past due loan for 100% of the unpaid principal balance plus interest to repurchase date. Exhibit I-15 provides further detail of the Company's borrowings activities from fiscal year 2008 through March 31, 2011.

Subsidiary Activity

Upon completion of the conversion, the Bank will become a wholly owned subsidiary of BSB Bancorp. The Bank has one subsidiary, BSB Investment Corporation, a Massachusetts corporation, which engages in the buying, selling and holding of investment securities.

Legal Proceedings

The Company is not currently party to any pending legal proceedings that the Company's management believes would have a material adverse effect on the Company's financial condition, results of operations or cash flows.

II. MARKET AREA

Introduction

BSB Bancorp serves the Boston Metropolitan Statistical Area ("MSA") through the main office in Belmont, Massachusetts and three additional branch offices. Two of the branches are maintained in Belmont and the other branch is located in Watertown. Belmont and Watertown are located in Southeast Middlesex County. The Company also maintains administrative offices in Belmont and Fall River, Massachusetts. Exhibit II-1 provides information on the Company's office properties.

With operations in a major metropolitan area, the Company's competitive environment includes a significant number of thrifts, commercial banks and other financial services companies, some of which have a regional or national presence and many of which are larger than the Company in terms of deposits, loans, scope of operations, and number of branches. These institutions also have greater resources at their disposal than the Company. The Boston MSA has a highly developed economy comprised of highly skilled workers who are employed in a number of different industry clusters including healthcare, financial services and technology.

Future growth opportunities for BSB Bancorp depend on the future growth and stability of the local and regional economy, demographic growth trends and the nature and intensity of the competitive environment. These factors have been briefly examined to help determine the growth potential that exists for the Company, the relative economic health of the Company's market area, and the resultant impact on value.

National Economic Factors

The future success of the Company's operations is partially dependent upon various national and local economic trends. In assessing national economic trends over the past few quarters, the jobs report for October 2010 reflected a pick-up in hiring by the private sector. The U.S. economy added 151,000 jobs in October 2010, but the unemployment rate remained at 9.6%. Manufacturing activity for October was at its highest level since May and retail sales for October were up for a fourth straight month. The index of leading economic indicators rose in October, but the housing sector continued to struggle as existing and new home sales fell in October amid weak demand and concerns about the foreclosure process. Orders for durable-goods unexpectedly plunged 3.3% in October, which was the largest drop in 21 months. Manufacturing activity expanded for a 16th straight month in November, but the growth remained too weak to bring down high unemployment. November employment data showed 39,000 jobs were added to the U.S. economy, which was fewer than expected, and the November unemployment rate jumped to 9.8%. On the positive side, retail sales and industrial production rose in November, while housing starts increased modestly in November. New and existing home sales edged up from October to November, but were well below year ago levels. Manufacturing activity remained a bright spot for the economic recovery in December, as industrial production continued to climb in December. Notably, factory jobs in the U.S. grew 1.2% during 2010, the first increase since 1997. While the December unemployment rate dropped to 9.4%, the 103,000 jobs added in December were less than expected. Existing home sales showed a strong percentage increase in December, but remained at a relatively low level by historical standards. Durable-goods orders were up in December, after stripping out aircraft orders which decreased in December. Fourth quarter GDP rose 3.2% (subsequently revised to 2.8% and then to 3.1%), which was in line with pre-recession growth.

Economic data for January 2011 generally showed an improving economy, while housing remained a soft spot in the economic recovery. Manufacturing activity continued to expand in January 2011, jumping to its highest level since 2004. The jobs report for January showed 36,000 jobs were added, which was far less than expected. However, the January unemployment rate dropped to 9.0%. New home construction declined slightly in January, as new home sales faced increasing competition from the large number of foreclosed homes put on the market. Existing home sales were up 2.7% in January, while new home sales plunged 12.6% in January. Home prices continued to decline in most major metropolitan areas through the end of 2010. Durable-goods orders were up in January, which was driven by a jump in orders for aircraft and other transportation equipment. Manufacturing activity showed further expansion in February, with U.S. manufacturing output reaching a seven year high in February. Service sector activity picked up as well in February, while the U.S. unemployment rate declined to 8.9% in February as 192,000 jobs were added during the month. While the recovery in the broader economy appeared to be gaining momentum, the housing market showed signs of weakening. New and existing home sales dropped sharply in February and home prices fell for a third straight month in January. March employment data showed the U.S. added 216,000 jobs and the unemployment rate declined to 8.8%, which was the fourth consecutive month the unemployment rate declined. Activity in the manufacturing and service sectors continued to expand in March. Retail sales also increased in March, which was mostly due to higher gas prices. New and existing home sales rose in March, but the pace of sales remained at historically low levels and home prices continued to decline. Durable-goods orders were up in March, signaling continued strength in the manufacturing sector. The initial estimate for first quarter GDP growth showed a lower annualized growth rate of 1.8% compared to a 3.1% growth rate in the fourth quarter of 2010. Home prices fell 3% in the first quarter, the steepest drop since 2008.

Manufacturing and service sector activity expanded at a slower rate in April 2011, with the slower growth suggesting that higher fuel costs were hindering the economy. April employment data showed stronger job growth than expected, as the economy added 244,000 jobs in April. The April unemployment rate was up slightly to 9.0%. Retail sales were up for a tenth straight month in April, although much of the increase was attributable to higher gasoline prices. New home construction declined 10.6% in April, as an abundance of foreclosed homes on the market limited demand for new homes.

In terms of interest rates trends over the past few quarters, Treasury yields declined at the start of fourth quarter of 2010 reflecting growing expectations that the Federal Reserve would start buying more U.S. debt following a disappointing jobs report that showed private employers cut jobs in September. The yield on the 10-year Treasury note dipped below 2.4% in early-October and then edged higher in mid-October following a weak sale of 30-year Treasury bonds. Interest rates stabilized during the second half of October, amid signs that the economy would continue to grow slowly and inflation would remain low. The Federal Reserve's announcement that it would purchase $600 billion of Treasury bonds to spur the economy pushed long-term Treasury yields lower in early-November, which was followed by an upturn in Treasury yields in mid-November. Stronger than expected retail sales for October and profit taking were noted factors contributing to the decline in Treasury prices. Treasury yields eased lower in late-November amid a flight to safety based on worries about Ireland's debt problems and North Korea's attack of a South Korean island. An apparent agreement by Congress to extend the Bush-era tax cuts pushed the ten year Treasury yield back above 3.0%. While inflation readings for November remained low, Treasury yields spiked higher in mid-December on signs of stronger economic growth and then stabilized for the balance of 2010.

News that private sector hiring increased in December pushed Treasury yields higher at the start of 2011, with the yield on the 10-year Treasury note approaching 3.5%. Treasury yields eased lower heading into mid-January, as the December producer price index showed only a modest increase after factoring out food and energy prices. Stronger than expected existing home sales provided for a brief spike in long-term Treasury yields heading into late-January. The Federal Reserve concluded its late-January meeting electing to keep its target rate the same and that it would continue to maintain the bond purchase program. Treasury yields eased lower in late-January, as investors sought the safe haven of Treasury bonds amid the political turmoil in Egypt. Higher wholesale and consumer prices in January, along with more indications that the economic recovery was gaining momentum, pushed Treasury yields higher heading into mid-February. Treasury yields dipped in late-February, as investors moved into lower risk investments amid the growing turmoil in Libya. Economic data showing the recovery was strengthening provided for a slight upward trend in interest rates during early-March, which was followed by lower interest rates in mid-March as fears of consequences from Japan's earthquake pushed up demand for Treasury bonds. The Federal Reserve concluded its mid-March meeting with no change in its target interest rate and kept its easy-money policies intact. Treasury yields continued to ease lower going into the second half of March, as core wholesale and consumer prices for February indicated that underlying inflation pressures remained modest. Treasury yields rose in late-March on news that fourth quarter GDP was revised up more than expected and comments from a Federal Reserve member that suggested tighter monetary policy would need to be considered in the near future.

Interest rates stabilized during the first half of April 2011, as Federal Reserve officials signaled that the Federal Reserve was unlikely to follow the European Central Bank in lifting interest rates. Modest increases in March core wholesale and consumer costs suggested that underlying inflation pressures remained contained. Interest rates remained stable through the balance of April, with the Federal Reserve concluding its late-April meeting with no change in its target rate. The Federal Reserve also said it would complete its $600 billion bond buying program in June as planned. Long-term Treasury yields eased lower in the first half of May, as the economy showed signs of slower growth with inflation remaining contained. As of May 13, 2011, the bond equivalent yields for U.S. Treasury bonds with terms of one and ten years equaled 0.19% and 3.18%, respectively, versus comparable year ago yields of 0.40% and 3.55%. Exhibit II-2 provides historical interest rate trends.

Based on the consensus outlook of 56 economists surveyed by The Wall Street Journal in early-April, economic growth is expected to accelerate later in the year with GDP forecasted to show a 3.6% annual growth rate in the fourth quarter. Most of the economists expect that the unemployment rate will decrease in 2011, but the pace of job growth will only serve to bring the unemployment rate down slowly. On average, the economists expect that the unemployment rate will be 8.3% at the end of 2011, with the economy adding around 2.4 million jobs in 2011. On average, the economists did not expect the Federal Reserve to begin raising its target rate until the first quarter of 2012 and the yield on the 10-year Treasury would reach 3.97% by December 2011. The surveyed economists also forecasted home prices would decline on average in 2011 and new home construction would remain at historical low levels.

Market Area Demographics

Demographic and economic growth trends, measured by changes in population, number of households, age distribution and median household income, provide key insight into the health of the market area served by BSB Bancorp. Demographic data for Middlesex County, as well as for Massachusetts and the U.S. is provided in Table 2.1. Population and household data indicate that market area served by the Company's branches is a mix of metropolitan and suburban in nature. Middlesex County is the largest county in Massachusetts with a population of 1.5 million. The market served by BSB Bancorp experienced relatively slow demographic growth during the 2000 to 2010 period, a characteristic typical of mature, densely populated markets located throughout the Northeast Corridor. Population and household growth rates for Middlesex County have been and are projected to remain well below the comparable U.S. measures, while approximating the comparable Massachusetts growth rates.

Income measures show Middlesex County is a relatively affluent market, characterized by a high concentration of white collar professionals who work in the Boston MSA. Median household and per capita income measures for Middlesex County are well above the comparable U.S. and Massachusetts income measures. Over the next five years, Middlesex County is projected to sustain growth in household and per capita income that exceeds the comparable U.S. growth rates, while approximating the comparable Massachusetts projected growth rates. The affluence of the Middlesex County market is further evidenced by a comparison of household income distribution measures, as Middlesex County maintains a much higher percentage of households with incomes over $100,000 relative to the U.S. and Massachusetts.

Table 2.1
BSB Bancorp, Inc.
Summary Demographic Data

	Year			Growth Rate	
	2000	2010	2015	2000-2010	2010-2015
Population (000)					
United States	281,422	311,213	323,209	1.0%	0.8%
Massachusetts	6,349	6,556	6,617	0.3%	0.2%
Middlesex County	1,465	1,502	1,528	0.2%	0.3%
Households (000)					
United States	105,480	116,761	121,360	1.0%	0.8%
Massachusetts	2,444	2,520	2,546	0.3%	0.2%
Middlesex County	561	576	587	0.3%	0.4%
Median Household Income ($)					
United States	42,164	54,442	61,189	2.6%	2.4%
Massachusetts	50,539	67,515	78,847	2.9%	3.2%
Middlesex County	60,814	84,138	98,152	3.3%	3.1%
Per Capita Income ($)					
United States	21,587	26,739	30,241	2.2%	2.5%
Massachusetts	25,952	34,458	40,240	2.9%	3.2%
Middlesex County	31,199	43,401	50,587	3.4%	3.1%

2010 HH Income Dist. (%)	Less Than $25,000	$25,000 to 50,000	$50,000 to 100,000	$100,000 +
United States	20.8%	24.7%	35.7%	18.8%
Massachusetts	16.9%	18.9%	34.1%	30.2%
Middlesex County	12.5%	14.2%	31.8%	41.5%

Source: SNL Financial.

Regional Economy

Comparative employment data shown in Table 2.2 shows that employment in services constituted the major source of jobs in Middlesex County, as well as Massachusetts. Middlesex County maintained a higher concentration of service jobs compared to Massachusetts, with service jobs accounting for approximately half of the jobs in Middlesex County. Wholesale/retail employment followed by government employment represented the second and third largest employment sectors in Middlesex County. The manufacturing industry, once the backbone of the regional economy, has generally experienced a shrinking job base reflecting a trend of manufacturers moving out of urban markets, particularly in the Northeast.

Table 2.2
BSB Bancorp, Inc.
Primary Market Area Employment Sectors
(Percent of Labor Force)

Employment Sector	Massachusetts	Middlesex County
	(% of Total Employment)	
Services	44.2%	47.5%
Wholesale/Retail Trade	13.1%	12.6%
Government	10.6%	8.3%
Finance/Insurance/Real Esate	10.0%	7.9%
Manufacturing	7.0%	8.3%
Construction	5.5%	5.1%
Transportation/Utility	2.6%	2.1%
Arts/Entertainment/Rec.	2.4%	2.2%
Agriculture	0.2%	0.1%
Other	4.2%	5.9%
Total	100.0%	100.0%

Source: REIS DataSource 2008.

The market area served by the Company has a highly developed and diverse economy, with the regions many colleges and universities serving to attract industries in need of a highly skilled and educated workforce. Health care, high-tech and financial services companies constitute major sources of employment in the Company's regional market area, as well as the colleges and universities that populate the Boston MSA. Tourism also is a prominent component of market area's economy, as Boston annually ranks as one of the nation's top 10 tourist attractions. Table 2.3 lists in detail the major employers in the Company's market area.

Table 2.3
BSB Bancorp, Inc.
Market Area Largest Employers

Company/Institution	Industry	Employees
Brigham & Womens Hospital	Healthcare	10,000+
Harvard Univeristy	Education	10,000+
Massachusetts General Hospital	Healthcare	10,000+
Alcatel-Lucent	Technology	5,000-9,000
Boston University	Education	5,000-9,000
Childrens Hospital Boston	Healthcare	5,000-9,000
Deutsche Bank	Financial Services	5,000-9,000
EMC Corp.	Technology	5,000-9,000
Fidelity Investments	Financial Services	5,000-9,000
MA Institute of Technology	Education	5,000-9,000
Liberty Mutual Group	Financial Services	5,000-9,000
John Hancock Life Insurance	Financial Services	5,000-9,000
Shaw Group	Construction	5,000-9,000
Analog Devices Inc.	Technology	5,000-9,000
Bose Corporation	Technology	5,000-9,000

Source: Mass.gov

Unemployment Trends

Comparative unemployment rates for Middlesex County, as well as for the U.S. and Massachusetts, are shown in Table 2.4. The March 2011 unemployment rate for Middlesex County was 6.2%, which was well below the comparable unemployment rates for the U.S. and Massachusetts of 8.8% and 8.2%, respectively. Evidence of a recovery from the economic downturn is reflected in the lower March 2011 unemployment rate for Middlesex County compared to a year ago, which was consistent with national and state trends.

Table 2.4
BSB Bancorp, Inc.
Unemployment Trends (1)

Region	March 2010 Unemployment	March 2011 Unemployment
United States	9.7%	8.8%
Massachusetts	9.3	8.2
Middlesex County	7.4	6.2

(1) Unemployment rates have not been seasonally adjusted.

Source: U.S. Bureau of Labor Statistics.

Market Area Deposit Characteristics and Competition

The Company's deposit base is closely tied to the economic fortunes of Middlesex County and, in particular, the areas that are nearby to one of BSB Bancorp's four branches. Table 2.5 displays deposit market trends from June 30, 2006 through June 30, 2010 for BSB Bancorp, as well as for all commercial bank and savings institution branches located in Middlesex County and the state of Massachusetts. Consistent with the state of Massachusetts, commercial banks maintained a larger market share of deposits than savings institutions in Middlesex County. For the four year period covered in Table 2.5, savings institutions experienced a decrease in deposit market share in Middlesex County as well as in the state of Massachusetts. Overall, for the four year period covered in Table 2.5, bank and thrift deposits increased at an annual rate of 3.7% in Middlesex County, versus a 4.0% deposit growth rate for the state of Massachusetts.

Based June 30, 2010 deposit data, BSB Bancorp's $333.5 million of deposits provided for a 0.9% market share of bank and thrift deposits in Middlesex County. For the four year period covered in Table 2.5, an annual deposit growth rate of 1.2% essentially served to preserve the Company's deposit market share in Middlesex County.

Table 2.5
BSB Bancorp, Inc.
Deposit Summary

	As of June 30, 2006			2010			
	Deposits	Market Share	# of Branches	Deposits	Market Share	# of Branches	Deposit Growth Rate 2006-2010
	(Dollars in Thousands)						(%)
State of Massachusetts	$ 175,700,000	100.0%	2,158	$ 205,202,000	100.0%	2,217	4.0%
Commercial Banks	109,267,000	62.2%	1,036	128,911,000	62.8%	1,005	4.2%
Savings Institutions	66,433,000	37.8%	1,122	76,291,000	37.2%	1,212	3.5%
Middlesex County	$ 33,829,158	100.0%	491	$ 39,159,451	100.0%	510	3.7%
Commercial Banks	16,884,521	49.9%	244	20,885,494	53.3%	250	5.5%
Savings Institutions	16,944,637	50.1%	247	18,273,957	46.7%	260	1.9%
BSB Bancorp, Inc.	318,500	0.9%	4	333,456	0.9%	4	1.2%

Source: FDIC.

As implied by the Company's low market shares of deposits, competition among financial institutions in the Company's market area is significant. Among the Company's competitors are much larger and more diversified institutions, which have greater resources than maintained by BSB Bancorp. Financial institution competitors in the Company's primary market area include other locally based thrifts and banks, as well as regional, super regional and money center banks. From a competitive standpoint, BSB Bancorp has sought to emphasize its community orientation in the markets served by its branches. There are a total of 55 banking institutions operating in Middlesex County, with BSB Bancorp holding the 23rd largest market share of deposits. Table 2.6 lists the Company's largest competitors in Middlesex County, based on deposit market share as noted parenthetically.

Table 2.6
BSB Bancorp, Inc.
Market Area Deposit Competitors

Location	Name
Middlesex County	Bank of America (19.3%) RBS Citizens (16.3%) Middlesex Savings Bank (7.4%) Sovereign Bank (6.2%) TD Bank (4.5%) **BSB Bancorp (0.9%) Rank: 23 of 55**

Source: FDIC

III. PEER GROUP ANALYSIS

This chapter presents an analysis of BSB Bancorp's operations versus a group of comparable savings institutions (the "Peer Group") selected from the universe of all publicly-traded savings institutions in a manner consistent with the regulatory valuation guidelines. The basis of the pro forma market valuation of BSB Bancorp is derived from the pricing ratios of the Peer Group institutions, incorporating valuation adjustments for key differences in relation to the Peer Group. Since no Peer Group can be exactly comparable to BSB Bancorp, key areas examined for differences are: financial condition; profitability, growth and viability of earnings; asset growth; primary market area; dividends; liquidity of the shares; marketing of the issue; management; and effect of government regulations and regulatory reform.

Peer Group Selection

The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines. Accordingly, the Peer Group is comprised of only those publicly-traded savings institutions whose common stock is either listed on a national exchange (NYSE or AMEX), or is NASDAQ listed, since their stock trading activity is regularly reported and generally more frequent than non-publicly traded and closely-held institutions. Institutions that are not listed on a national exchange or NASDAQ are inappropriate, since the trading activity for thinly-traded or closely-held stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have also excluded from the Peer Group those companies under acquisition or subject to rumored acquisition, mutual holding companies and recent conversions, since their pricing ratios are subject to unusual distortion and/or have limited trading history. A recent listing of the universe of all publicly-traded savings institutions is included as Exhibit III-1.

Ideally, the Peer Group, which must have at least 10 members to comply with the regulatory valuation guidelines, should be comprised of locally- or regionally-based institutions with comparable resources, strategies and financial characteristics. There are approximately 145 publicly-traded institutions nationally and, thus, it is typically the case that the Peer Group will be comprised of institutions with relatively comparable characteristics. To the extent that differences exist between the converting institution and the Peer Group, valuation adjustments will be applied to account for the differences. Since BSB Bancorp will be a fully-converted public company upon completion of the offering, we considered only fully-converted public companies to be viable candidates for inclusion in the Peer Group. From the universe of publicly-traded thrifts, we selected eleven institutions with characteristics similar to those of BSB Bancorp. In the selection process, we applied two "screens" to the universe of all public companies that were eligible for consideration:

- Screen #1 New England institutions with assets between $300 million and $1.2 billion, tangible equity-to-assets ratios of greater than 7.5% and positive core earnings. Six companies met the criteria for Screen #1 and four were included in the Peer Group: Central Bancorp of Massachusetts, Chicopee Bancorp, Inc. of Massachusetts, Hampden Bancorp, Inc. of Massachusetts and Newport Bancorp, Inc. of Rhode Island Peoples Bancshares of Massachusetts and SI Financial Group of Connecticut were excluded from the Peer Group, as the result of completing their stock conversions within the past year. Exhibit III-2 provides financial and public market pricing characteristics of all publicly-traded New England thrifts.
- Screen #2 Mid-Atlantic institutions with assets between $300 million and $1.2 billion, tangible equity-to-assets ratios of greater than 7.5% and positive core earnings. Eleven companies met the criteria for Screen #2 and seven were included in the Peer Group: Beacon Federal Bancorp of New York, Cape Bancorp, Inc. of New Jersey, ESSA Bancorp, Inc. of Pennsylvania, Elmira Savings Bank of New York, OBA Financial Services, Inc. of Maryland, Ocean Shore Holding Company of New Jersey and TF Financial Corp. of Pennsylvania. Alliance Bancorp, Inc. of Pennsylvania, Colonial Financial Services of New Jersey, FedFirst Financial Corp. of Pennsylvania and Standard Financial Corp. of Pennsylvania were excluded from the Peer Group, as the result of completing their stock conversions within past years. Exhibit III-3 provides financial and public market pricing characteristics of all publicly-traded Mid-Atlantic thrifts.

Table 3.1 shows the general characteristics of each of the eleven Peer Group companies and Exhibit III-4 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies. While there are expectedly some differences between the Peer Group companies and BSB Bancorp, we believe that the Peer Group companies, on average, provide a good basis for valuation subject to valuation adjustments. The following sections present a comparison of BSB Bancorp's financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the Peer Group as of the most recent publicly available date.

In addition to the selection criteria used to identify the Peer Group companies, a summary description of the key comparable characteristics of each of the Peer Group companies relative to BSB Bancorp's characteristics is detailed below.

Table 3.1
Peer Group of Publicly-Traded Thrifts
May 13, 2011

Ticker	Financial Institution	Exchange	Primary Market	Operating Strategy(1)	Total Assets(2)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
ESSA	ESSA Bancorp, Inc. of PA	NASDAQ	Stroudsburg, PA	Thrift	$1,094	18	09-30	04/07	$11.32	$141
CBNJ	Cape Bancorp, Inc. of NJ	NASDAQ	Cape May Ct Hs, NJ	Thrift	$1,062	17	12-31	02/08	$10.32	$137
BFED	Beacon Federal Bancorp of NY	NASDAQ	East Syracuse, NY	Thrift	$1,034	8	12-31	10/07	$13.51	$87
OSHC	Ocean Shore Holding Co. of NJ	NASDAQ	Ocean City, NJ	Thrift	$861	10	12-31	12/09	$12.46	$91
THRD	TF Financial Corp. of Newtown PA	NASDAQ	Newtown, PA	Thrift	$684	14	12-31	07/94	$21.99	$62
CBNK	Chicopee Bancorp, Inc. of MA	NASDAQ	Chicopee, MA	Thrift	$582	8	12-31	07/06	$14.51	$87
HBNK	Hampden Bancorp, Inc. of MA	NASDAQ	Springfield, MA	Thrift	$575	9	06-30	01/07	$13.40	$91
CEBK	Central Bancorp of Somerville MA	NASDAQ	Somerville, MA	Thrift	$512 D	11	03-31	10/86	$18.70	$31
ESBK	Elmira Savings Bank, FSB of NY	NASDAQ	Elmira, NY	Thrift	$500 D	11	12-31	03/85	$16.75	$33
NFSB	Newport Bancorp, Inc. of RI	NASDAQ	Newport, RI	Thrift	$450	6	12-31	07/06	$14.20	$50
OBAF	OBA Financial Services Inc. of MD	NASDAQ	Germantown, MD	Thrift	$356	5	06-30	01/10	$14.80	$69

NOTES: (1) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified and Ret.=Retail Banking.
(2) Most recent quarter end available (E=Estimated and P=Pro Forma).

Source: SNL Financial, LC.

- Beacon Federal Bancorp of New York. Selected due to similar interest-bearing funding composition, comparable return on average assets, similar concentration of 1-4 family loans comprising assets, lending diversification emphasis on commercial real estate loans and relatively favorable credit quality measures.
- Cape Bancorp, Inc. of New Jersey. Selected due to similar interest-earning asset composition, similar interest-bearing funding composition, comparable ratio of operating expenses as a percent of average assets, comparable concentration of 1-4 family loans and mortgage-backed securities comprising assets and lending diversification emphasis on commercial real estate loans.
- Central Bancorp of Massachusetts. Selected due to Massachusetts market area, similar asset size, comparable return on average assets, limited earnings contribution from sources of non-interest operating income, comparable ratio of operating expenses as a percent of average assets, limited impact of loan loss provisions on earnings, comparable concentration of 1-4 family loans and mortgage-backed securities comprising assets and lending diversification emphasis on commercial real estate loans.
- Chicopee Bancorp, Inc. of Massachusetts. Selected due to Massachusetts market area, similar asset size, similar interest-bearing funding composition, relatively high equity-to-assets ratio, limited impact of loan loss provisions on earnings, comparable concentration of 1-4 family loans comprising assets, lending diversification emphasis on commercial real estate loans and relatively favorable credit quality measures.
- ESSA Bancorp, Inc. of Pennsylvania. Selected due to similar interest-earning asset composition, relatively high equity-to-assets ratio, comparable return on average assets, comparable net interest margin, limited impact of loan loss provisions on earnings and lending diversification emphasis on commercial real estate loans.
- Elmira Savings Bank of New York. Selected due to comparable asset size, similar interest-bearing funding composition, limited impact of loan loss provisions on earnings, lending diversification emphasis on commercial real estate loans and relatively favorable credit quality measures.
- Hampden Bancorp, Inc. of Massachusetts. Selected due to Massachusetts market area, comparable asset size, similar interest-earning asset composition, comparable concentration of deposits funding assets, relatively high equity-to-assets ratio, comparable concentration of 1-4 family loans comprising assets and lending diversification emphasis on commercial real estate loans.
- Newport Bancorp, Inc. of Rhode Island. Selected due to comparable asset size, comparable return on average assets, limited impact of loan loss provisions on earnings, lending diversification emphasis on commercial real estate loans and relatively favorable credit quality measures.
- OBA Financial Services, Inc. of Maryland. Selected due to comparable size of branch network, relatively high equity-to-assets ratio, limited earnings contribution from sources of non-interest operating income, lending diversification emphasis on commercial real estate loans and relatively favorable credit quality measures.
- Ocean Shore Holding Co. of New Jersey. Selected due to comparable concentration of deposits funding assets, similar net interest margin, limited impact of loan loss provisions on earnings, lending diversification emphasis on commercial real estate loans and relatively favorable credit quality measures.

- TF Financial Corp. of Pennsylvania. Selected due to similar interest-earning asset composition, comparable return on average assets, comparable level of operating expenses as a percent of average assets and lending diversification emphasis on commercial real estate loans.

In aggregate, the Peer Group companies maintained a higher level of tangible equity than the industry average (12.9% of assets versus 11.5% for all public companies), generated higher core earnings as a percent of average assets (0.44% core ROAA versus a net loss of 0.07% for all public companies), and earned a higher core ROE (3.68% core ROE versus 0.36% for all public companies). Overall, the Peer Group's average P/TB ratio and average core P/E multiple were above the respective averages for all publicly-traded thrifts.

	All Publicly-Traded	Peer Group
Financial Characteristics (Averages)		
Assets ($Mil)	$2,805	$701
Market capitalization ($Mil)	$337	$80
Tangible equity/assets (%)	11.50%	12.90%
Core return on average assets (%)	(0.07)	0.44
Core return on average equity (%)	0.36	3.68
Pricing Ratios (Averages)(1)		
Core price/earnings (x)	19.06x	20.40x
Price/tangible book (%)	87.23%	96.12%
Price/assets (%)	9.60	11.60

(1) Based on market prices as of May 13, 2011.

Ideally, the Peer Group companies would be comparable to BSB Bancorp in terms of all of the selection criteria, but the universe of publicly-traded thrifts does not provide for an appropriate number of such companies. However, in general, the companies selected for the Peer Group were fairly comparable to BSB Bancorp, as will be highlighted in the following comparative analysis.

Financial Condition

Table 3.2 shows comparative balance sheet measures for BSB Bancorp Bancshares and the Peer Group, reflecting the expected similarities and some differences given the selection procedures outlined above. The Company's and the Peer Group's ratios reflect balances as of March 31, 2011, unless indicated otherwise for the Peer Group companies. BSB

Table 3.2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of March 31, 2011

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates								Regulatory Capital		
	Cash & Equivalents	MBS & Invest	BOLI	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
BSB Bancorp, Inc.																				
March 31, 2011	6.8%	16.5%	2.3%	72.6%	71.3%	18.6%	0.0%	8.9%	0.0%	8.9%	3.83%	-3.11%	7.19%	16.02%	-24.58%	6.06%	6.06%	9.35%	9.35%	13.80%
All Public Companies																				
Averages	6.3%	21.5%	1.1%	65.5%	73.3%	12.7%	0.4%	12.3%	0.8%	11.5%	3.38%	11.32%	0.01%	5.92%	-17.02%	2.00%	1.32%	11.69%	11.61%	20.09%
Medians	4.9%	19.7%	1.2%	68.3%	73.2%	11.8%	0.0%	11.5%	0.1%	10.4%	0.89%	8.54%	-1.85%	3.54%	-14.05%	1.82%	2.24%	10.39%	10.32%	18.42%
State of MA																				
Averages	6.3%	19.7%	0.9%	68.5%	72.2%	12.7%	0.3%	13.8%	0.9%	13.0%	5.07%	12.03%	3.81%	8.36%	-16.73%	1.62%	1.74%	17.91%	12.63%	21.91%
Medians	6.4%	14.2%	0.0%	73.3%	72.3%	11.4%	0.0%	14.0%	0.0%	13.5%	6.59%	8.56%	4.16%	9.31%	-12.31%	1.45%	1.52%	17.91%	12.63%	19.90%
Comparable Group																				
Averages	5.3%	15.4%	1.4%	73.6%	67.6%	17.8%	0.4%	13.4%	0.5%	12.9%	-0.46%	-1.02%	-1.29%	4.11%	-13.47%	1.81%	2.19%	9.79%	9.79%	18.01%
Medians	4.5%	14.7%	1.4%	76.1%	69.5%	16.0%	0.0%	11.8%	0.0%	11.2%	-1.06%	-1.01%	-0.89%	0.33%	-11.20%	2.55%	2.72%	9.79%	9.79%	18.27%
Comparable Group																				
BFED Beacon Federal Bancorp of NY	0.8%	17.8%	1.0%	77.5%	65.9%	22.9%	0.0%	10.8%	0.0%	10.8%	-3.68%	-10.43%	-1.95%	-2.59%	-11.20%	7.09%	7.09%	9.71%	9.71%	13.53%
CBNJ Cape Bancorp, Inc. of NJ	3.4%	14.7%	0.0%	72.1%	71.7%	14.5%	0.0%	13.3%	2.2%	11.1%	-1.06%	0.18%	-2.44%	-0.73%	-9.85%	9.13%	11.24%	9.87%	9.87%	13.60%
CEBK Central Bancorp of Somerville MA (1)	10.0%	7.5%	1.4%	78.4%	63.5%	24.7%	2.2%	9.1%	0.4%	8.7%	-8.25%	34.79%	-14.14%	-5.61%	-17.45%	7.02%	7.40%	NA	NA	18.53%
CBNK Chicopee Bancorp, Inc. of MA	6.4%	12.0%	0.0%	76.1%	69.5%	14.7%	0.0%	15.8%	0.0%	15.8%	6.59%	22.53%	3.58%	14.93%	-14.05%	-2.73%	-2.73%	NA	NA	19.90%
ESSA ESSA Bancorp, Inc. of PA	1.8%	25.6%	1.4%	68.0%	57.8%	26.2%	0.0%	14.9%	0.0%	14.9%	3.32%	4.84%	2.11%	31.02%	-25.69%	-9.21%	-9.21%	NA	NA	NA
ESBK Elmira Savings Bank, FSB of NY (1)	4.5%	27.1%	1.9%	61.5%	71.3%	16.2%	0.0%	11.3%	2.6%	8.7%	0.17%	-2.20%	1.02%	1.14%	-6.96%	3.60%	5.15%	NA	NA	NA
HBNK Hampden Bancorp, Inc. of MA	6.5%	20.6%	0.0%	68.4%	73.2%	9.6%	0.0%	16.2%	0.0%	16.2%	-0.49%	8.56%	-4.10%	2.36%	-20.21%	-1.10%	-1.10%	NA	NA	24.50%
NFSB Newport Bancorp, Inc. of RI	2.7%	11.0%	2.4%	79.1%	58.1%	30.0%	0.0%	11.2%	0.0%	11.2%	-1.55%	-18.02%	1.33%	0.33%	-5.22%	-0.85%	-0.85%	NA	NA	NA
OBAF OBA Financial Services Inc. of MD	7.2%	8.2%	2.4%	79.2%	60.6%	16.0%	0.0%	22.7%	0.0%	22.7%	-5.98%	-41.87%	6.26%	-8.64%	-5.26%	1.19%	1.18%	NA	NA	NA
OSHC Ocean Shore Holding Co. of NJ	13.2%	5.6%	1.7%	76.7%	72.4%	12.8%	1.8%	11.8%	0.0%	11.8%	10.26%	NM	-0.89%	14.02%	0.00%	3.23%	3.23%	NA	NA	NA
THRD TF Financial Corp. of Newtown PA	1.6%	18.8%	2.6%	72.9%	80.1%	8.1%	0.0%	10.9%	0.7%	10.2%	-4.43%	-8.57%	-4.97%	-1.02%	-32.24%	2.55%	2.72%	9.79%	9.79%	18.00%

(1) Financial information is for the quarter ending December 31, 2010.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Bancorp's equity-to-assets ratio of 8.9% was below the Peer Group's average net worth ratio of 13.4%. However, the Company's pro forma capital position will increase with the addition of stock proceeds, providing the Company with an equity-to-assets ratio that will exceed the Peer Group's ratio. Tangible equity-to-assets ratios for the Company and the Peer Group equaled 8.9% and 12.9%, respectively. The increase in BSB Bancorp's pro forma capital position will be favorable from a risk perspective and in terms of future earnings potential that could be realized through leverage and lower funding costs. At the same time, the Company's higher pro forma capitalization will initially depress return on equity. Both BSB Bancorp's and the Peer Group's capital ratios reflected capital surpluses with respect to the regulatory capital requirements.

The interest-earning asset compositions for the Company and the Peer Group were somewhat similar, with loans constituting the bulk of interest-earning assets for both BSB Bancorp and the Peer Group. The Company's loans-to-assets ratio of 72.6% was slightly less than the comparable Peer Group ratio of 73.6%. Comparatively, the Company's cash and investments-to-assets ratio of 23.3% exceeded the comparable ratio for the Peer Group of 20.7%. Overall, BSB Bancorp's interest-earning assets amounted to 95.9% of assets, which was slightly above the comparable Peer Group ratio of 94.3%. The Peer Group's non-interest earning assets included bank-owned life insurance ("BOLI") equal to 1.4% of assets and goodwill/intangibles equal to 0.5% of assets, while the Company maintained BOLI equal to 2.3% of assets and a zero balance of goodwill and intangibles.

BSB Bancorp's funding liabilities reflected a funding strategy that was somewhat similar to that of the Peer Group's funding composition. The Company's deposits equaled 71.3% of assets, which was slightly above the Peer Group's ratio of 67.7%. The Company and the Peer Group maintained comparable levels of borrowings, as indicated by borrowings-to-assets ratios of 18.6% and 18.2% for BSB Bancorp and the Peer Group, respectively. Total interest-bearing liabilities maintained by the Company and the Peer Group, as a percent of assets, equaled 89.9% and 85.8%, respectively, with the Peer Group's lower ratio supported by maintenance of a higher capital position.

A key measure of balance sheet strength for a thrift institution is its IEA/IBL ratio. Presently, the Company's IEA/IBL ratio is slightly lower than the Peer Group's ratio, based on IEA/IBL ratios of 106.7% and 109.9%, respectively. The additional capital realized from stock proceeds should serve to provide BSB Bancorp with an IEA/IBL ratio that exceeds the Peer Group's ratio, as the increase in capital provided by the infusion of stock proceeds will serve to lower the level of interest-bearing liabilities funding assets and will be primarily deployed into interest-earning assets.

The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items. BSB Bancorp's and the Peer Group's growth rates are based on annual growth rates for the fifteen and twelve months ended March 31, 2011, respectively, or the most recent twelve month period available for the Peer Group companies. BSB Bancorp recorded a 3.8% increase in assets, versus a 0.5% decrease in assets recorded by the Peer Group. Asset growth by the Company was supported by a 7.2% increase in loans, which was partially offset by a 3.1% decrease in cash and investments. Comparatively, the Peer Group recorded declines in both loans and cash and investments of 1.3% and 1.0%, respectively.

BSB Bancorp's asset growth was funded by a 16.0% increase in deposits, which funded a 24.6% reduction in the Company's borrowings as well. Comparatively, asset shrinkage along with a 4.1% increase in deposits funded a 13.5% reduction in the Peer Group's borrowings. The Company's capital increased at an annualized rate of 6.1% during the 15 month period, which was mostly related to the retention of earnings. Comparatively, the Peer Group's capital increased by 1.8% during the twelve month period, which reflects retention of earnings partially offset by capital management strategies such as dividend payments and stock repurchases. The Company's post-conversion capital growth rate will initially be constrained by maintenance of a higher pro forma capital position. Dividend payments and stock repurchases, pursuant to regulatory limitations and guidelines, could also potentially slow the Company's capital growth rate in the longer term following the stock offering.

Income and Expense Components

Table 3.3 displays statements of operations for the Company and the Peer Group. The Company's and the Peer Group's ratios are based on earnings for the twelve months ended March 31, 2011, unless otherwise indicated for the Peer Group companies. BSB Bancorp and the Peer Group reported net income average assets ratios of 0.49% and 0.45%, respectively. A lower level of loan loss provisions and a higher level of net gains represented earnings advantages for the Company, while higher levels of net interest income and non-interest operating income and a lower level of operating expenses represented earnings advantages for the Peer Group.

Table 3.3
Income as Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the 12 Months Ended December 31, 2009

		Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads				
	Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
BSB Bancorp, Inc.																			
March 31, 2011	0.49%	4.14%	1.40%	2.74%	0.13%	2.62%	0.00%	0.00%	0.20%	0.20%	2.78%	0.00%	0.56%	0.00%	4.34%	1.66%	2.68%	$6,377	18.79%
All Public Companies																			
Averages	0.15%	4.52%	1.46%	3.05%	0.64%	2.41%	0.02%	-0.07%	0.81%	0.77%	2.85%	0.05%	0.11%	0.00%	4.85%	1.69%	3.16%	$5,883	29.88%
Medians	0.45%	4.51%	1.44%	3.05%	0.39%	2.53%	0.00%	0.00%	0.61%	0.56%	2.73%	0.00%	0.05%	0.00%	4.79%	1.64%	3.15%	$4,812	30.02%
State of MA																			
Averages	0.52%	4.42%	1.26%	3.15%	0.22%	2.94%	0.01%	-0.03%	0.58%	0.56%	2.58%	0.02%	-0.01%	0.00%	4.67%	1.48%	3.19%	$6,675	28.96%
Medians	0.47%	4.55%	1.32%	3.31%	0.15%	3.16%	0.00%	-0.02%	0.48%	0.47%	2.73%	0.00%	0.01%	0.00%	4.75%	1.56%	3.36%	$5,895	31.60%
Comparable Group																			
Averages	0.51%	4.65%	1.53%	3.12%	0.34%	2.79%	0.01%	-0.01%	0.46%	0.46%	2.67%	0.00%	0.05%	0.00%	4.93%	1.78%	3.15%	$5,343	31.20%
Medians	0.44%	4.56%	1.55%	3.13%	0.22%	2.81%	0.00%	0.00%	0.46%	0.47%	2.73%	0.00%	0.02%	0.00%	4.89%	1.76%	3.11%	$5,393	30.51%
Comparable Group																			
BFED Beacon Federal Bancorp of NY	0.53%	5.00%	2.03%	2.98%	0.61%	2.37%	0.00%	0.00%	0.55%	0.55%	2.01%	0.00%	-0.06%	0.00%	5.21%	2.27%	2.94%	$7,332	36.89%
CBNJ Cape Bancorp, Inc. of NJ	1.09%	4.68%	1.28%	3.40%	0.91%	2.50%	0.00%	-0.06%	0.61%	0.54%	2.73%	0.01%	0.01%	0.00%	5.15%	1.47%	3.68%	$5,179	NM
CEBK Central Bancorp of Somerville MA (1)	0.41%	5.00%	1.62%	3.38%	0.22%	3.16%	0.00%	0.00%	0.32%	0.32%	2.86%	0.00%	-0.04%	0.00%	5.22%	1.79%	3.44%	NM	27.97%
CBNK Chicopee Bancorp, Inc. of MA	0.10%	4.40%	1.38%	3.02%	0.21%	2.81%	0.00%	-0.02%	0.48%	0.47%	3.25%	0.00%	0.04%	0.00%	4.65%	1.65%	3.00%	$4,617	NM
ESSA ESSA Bancorp, Inc. of PA	0.40%	4.46%	1.86%	2.60%	0.20%	2.40%	0.06%	0.00%	0.42%	0.48%	2.42%	0.00%	0.11%	0.00%	4.65%	2.24%	2.41%	$5,310	29.27%
ESBK Elmira Savings Bank, FSB of NY (1)	0.97%	4.56%	1.56%	3.00%	0.10%	2.89%	0.05%	0.01%	0.52%	0.59%	2.33%	0.03%	0.32%	0.00%	4.89%	1.78%	3.11%	$4,544	32.22%
HBNK Hampden Bancorp, Inc. of MA	0.33%	4.55%	1.41%	3.13%	0.26%	2.87%	0.00%	0.00%	0.46%	0.45%	2.93%	0.00%	0.08%	0.00%	4.75%	1.71%	3.04%	$5,476	29.93%
NFSB Newport Bancorp, Inc. of RI	0.44%	4.93%	1.55%	3.38%	0.21%	3.17%	0.00%	-0.02%	0.56%	0.54%	3.09%	0.00%	0.02%	0.00%	5.29%	1.76%	3.54%	$5,619	30.51%
OBAF OBA Financial Services Inc. of MD	0.22%	4.43%	1.18%	3.26%	0.30%	2.96%	0.01%	-0.02%	0.30%	0.29%	2.96%	0.00%	0.01%	0.00%	4.68%	1.52%	3.16%	$5,836	32.72%
OSHC Ocean Shore Holding Co. of NJ	0.64%	4.52%	1.62%	2.90%	0.10%	2.80%	0.00%	0.00%	0.42%	0.42%	2.14%	0.00%	-0.01%	0.00%	4.74%	1.87%	2.87%	$5,630	38.79%
THRD TF Financial Corp. of Newtown PA	0.46%	4.66%	1.33%	3.32%	0.59%	2.73%	-0.01%	-0.01%	0.40%	0.38%	2.64%	0.00%	0.13%	0.00%	4.95%	1.51%	3.44%	$3,888	22.47%

(1) Financial information is for the quarter ending December 31, 2010.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such informatio

The Peer Group's stronger net interest margin was realized through maintenance of a higher interest income ratio, which was partially offset by the Company's lower interest expense ratio. The Peer Group's higher interest income ratio was supported by maintaining a higher overall yield earned on interest-earning assets (4.93% versus 4.34% for the Company), which was partially offset by the Company's higher concentration of assets maintained in interest-earning assets. The Company's lower interest expense ratio was supported by a lower cost of funds (1.66% versus 1.78% for the Peer Group), which was partially offset by the Peer Group's lower level of interest-bearing liabilities. Overall, BSB Bancorp and the Peer Group reported net interest income to average assets ratios of 2.74% and 3.12%, respectively.

In another key area of core earnings strength, the Peer Group maintained a lower level of operating expenses than the Company. For the period covered in Table 3.3, the Company and the Peer Group reported operating expenses to average assets ratios of 2.78% and 2.67%, respectively. The Company's higher operating expense ratio is reflective of the higher costs associated with operating in a large metropolitan area, as well as recent management infrastructure put into place to facilitate and implement planned growth strategies, as the Peer Group's lower operating expense ratio was achieved notwithstanding maintenance of a comparatively lower ratio of assets per full time equivalent employees. Assets per full time equivalent employee equaled $6.4 million for BSB Bancorp versus $5.3 million for the Peer Group. On a post-offering basis, the Company's operating expenses can be expected to increase with the addition of stock benefit plans and certain expenses that result from being a publicly-traded company, with such expenses already impacting the Peer Group's operating expenses. At the same time, BSB Bancorp's capacity to leverage operating expenses will be greater than the Peer Group's leverage capacity following the increase in capital realized from the infusion of net stock proceeds.

When viewed together, net interest income and operating expenses provide considerable insight into a thrift's earnings strength, since those sources of income and expenses are typically the most prominent components of earnings and are generally more predictable than losses and gains realized from the sale of assets or other non-recurring activities. In this regard, as measured by their expense coverage ratios (net interest income divided by operating expenses), the Peer Group's earnings were more favorable than the Company's. Expense coverage ratios for BSB Bancorp and the Peer Group equaled 0.99x and 1.17x, respectively.

Sources of non-interest operating income provided a larger contribution to the Peer Group's earnings, with such income amounting to 0.20% and 0.46% of BSB Bancorp's and the Peer Group's average assets, respectively. The Company's relatively low earnings contribution realized from non-interest operating income is indicative of its limited diversification into areas that generate revenues from non-interest sources. Taking non-interest operating income into account in comparing the Company's and the Peer Group's earnings, BSB Bancorp's efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of non-interest operating income and net interest income) of 94.6% was less favorable than the Peer Group's efficiency ratio of 74.6%.

Loan loss provisions had a larger impact on the Peer Group's earnings, with loan loss provisions established by the Company and the Peer Group equaling 0.13% and 0.34% of average assets, respectively. The levels of loan provisions established by both the Company and the Peer Group were indicative of their relatively favorable credit quality measures.

Net gains realized from the sale of assets had a larger impact on the Company's earnings, as the Company and the Peer Group reported net gains equal to 0.56% and 0.05% of average assets, respectively. Typically, gains and losses generated from the sale of assets are viewed as earnings with a relatively high degree of volatility, particularly to the extent that such gains and losses result from the sale of investments or other assets that are not considered to be part of an institution's core operations. Comparatively, to the extent that gains have been derived through selling fixed rate loans into the secondary market, such gains may be considered to be an ongoing activity for an institution and, therefore, warrant some consideration as a core earnings factor. However, loan sale gains are still viewed as a more volatile source of income than income generated through the net interest margin and non-interest operating income. Gains on the sale of securities accounted for most of the gains recorded by the Company. Extraordinary items were not a factor in either the Company's or the Peer Group's earnings.

Taxes had a less significant impact on the Company's earnings, as the Company and the Peer Group posted effective tax rates of 18.79% and 31.20%, respectively. As indicated in the prospectus, the Company's effective marginal tax rate is equal to 40.0%.

Loan Composition

Table 3.4 presents data related to the Company's and the Peer Group's loan portfolio compositions (including the investment in mortgage-backed securities). The Company's loan portfolio composition reflected a lower concentration of 1-4 family permanent mortgage loans and mortgage-backed securities than maintained by the Peer Group (36.2% of assets versus 53.1% for the Peer Group). The Company maintained lower concentrations of both mortgage-backed securities and 1-4 family permanent mortgage loans relative to the Peer Group's ratios. Loans serviced for others equaled 4.8% and 8.0% of the Company's and the Peer Group's assets, respectively, thereby indicating a slightly greater influence of loan servicing income on the Peer Group's earnings. Both the Company and the Peer Group maintained relatively modest balances of loan servicing intangibles.

Diversification into higher risk and higher yielding types of lending was more significant for the Company. Commercial real estate/multi-family loans represented the most significant area of lending diversification for the Company (21.4% of assets), followed by consumer loans, inclusive of home equity loans and lines of credit, (12.3% of assets). Likewise, the Peer Group's lending diversification also consisted primarily of commercial real estate/multi-family loans (21.7% of assets), followed by commercial business loans (4.7% of assets). Lending diversification for the Company also included commercial business loans (3.1% of assets) and construction/land loans (2.8% of assets), while other areas of lending diversification for the Peer Group consisted of consumer loans (2.7% of assets) and construction/land loans (1.9% of assets). Overall, the compositions of the Company's and the Peer Group's assets translated into similar risk weighted assets-to-assets ratios of 69.20% and 67.11%, respectively.

Interest Rate Risk

Table 3.5 reflects various key ratios highlighting the relative interest rate risk exposure of the Company versus the Peer Group. In terms of balance sheet composition, BSB Bancorp's interest rate risk characteristics were considered to be slightly less favorable relative to the comparable measures for the Peer Group. Most notably, the Company's tangible equity-to-assets ratio and IEA/IBL ratio were below the comparable Peer Group ratios. Comparatively, the Company's level of non-interest earning assets was lower than the Peer Group's ratio. On a pro forma basis, the infusion of stock proceeds should serve to provide the Company with

Table 3.4
Loan Portfolio Composition and Related Information
Comparable Institution Analysis
As of March 31, 2011

Institution	MBS	1-4 Family	Constr. & Land	5+Unit Comm RE	Commerc. Business	Consumer	RWA/ Assets	Serviced For Others	Servicing Assets
	Portfolio Composition as a Percent of Assets								
	(%)	(%)	(%)	(%)	(%)	(%)	(%)	($000)	($000)
BSB Bancorp, Inc.	3.11%	33.10%	2.80%	21.36%	3.12%	12.34%	69.20%	$25,490	$4
All Public Companies									
Averages	12.61%	33.71%	4.06%	22.37%	4.34%	1.93%	63.34%	$744,477	$7,154
Medians	10.47%	32.55%	2.95%	21.67%	3.35%	0.45%	63.91%	$35,540	$121
State of MA									
Averages	12.92%	33.04%	2.95%	25.12%	5.70%	0.99%	70.85%	$67,133	$342
Medians	6.44%	32.20%	3.36%	26.05%	5.66%	0.49%	73.02%	$54,160	$125
Comparable Group									
Averages	9.85%	43.26%	1.92%	21.68%	4.74%	2.69%	67.11%	$56,283	$357
Medians	8.98%	39.02%	1.91%	25.84%	4.92%	0.17%	66.29%	$43,310	$91
Comparable Group									
BFED Beacon Federal Bancorp of NY	15.50%	33.60%	2.38%	17.32%	8.36%	17.01%	77.91%	$140,950	$976
CBNJ Cape Bancorp, Inc. of NJ	3.86%	31.49%	1.91%	34.84%	4.92%	0.10%	77.44%	$2,860	$8
CEBK Central Bancorp of Somerville MA (1)	3.67%	37.39%	0.09%	38.86%	0.43%	0.17%	87.80%	$80	$0
CBNK Chicopee Bancorp, Inc. of MA	0.55%	30.52%	5.67%	26.63%	13.56%	0.49%	82.45%	$77,550	$386
ESSA ESSA Bancorp, Inc. of PA	18.58%	59.45%	0.86%	5.74%	2.86%	0.17%	46.63%	$43,310	$290
ESBK Elmira Savings Bank, FSB of NY (1)	20.06%	39.02%	0.77%	9.45%	6.21%	6.68%	56.16%	$159,420	$1,279
HBNK Hampden Bancorp, Inc. of MA	18.57%	32.20%	0.85%	26.05%	5.66%	4.50%	68.42%	$54,990	$0
NFSB Newport Bancorp, Inc. of RI	9.73%	50.30%	1.91%	27.35%	0.33%	0.07%	66.29%	$3,670	$0
OBAF OBA Financial Services Inc. of MD	7.71%	45.23%	0.79%	25.84%	8.49%	0.00%	65.15%	$19,750	$91
OSHC Ocean Shore Holding Co. of NJ	1.15%	67.47%	1.97%	6.94%	0.62%	0.07%	50.73%	$3,000	$19
THRD TF Financial Corp. of Newtown PA	8.98%	49.24%	3.99%	19.43%	0.75%	0.34%	59.18%	$113,530	$878

(1) Financial information is for the quarter ending December 31, 2010.

Source: SNL Financial LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Table 3.5
Interest Rate Risk Measures and Net Interest Income Volatility
Comparable Institution Analysis
As of March 31, 2011 or Most Recent Date Available

Institution	Balance Sheet Measures: Equity/ Assets (%)	IEA/ IBL (%)	Non-Earn. Assets/ Assets (%)	Quarterly Change in Net Interest Income: 3/31/2011	12/31/2010	9/30/2010	6/30/2010	3/31/2010	12/31/2009
				(change in net interest income is annualized in basis points)					
BSB Bancorp, Inc.	8.9%	106.7%	4.1%	9	-1	1	1	6	11
All Public Companies	11.2%	106.5%	6.6%	0	1	0	1	4	6
State of MA	13.0%	111.0%	5.6%	-3	-4	1	-8	10	16
Comparable Group									
Averages	12.9%	110.1%	5.7%	1	3	2	5	1	5
Medians	11.2%	108.2%	5.4%	4	5	3	5	2	2
Comparable Group									
BFED Beacon Federal Bancorp of NY	10.8%	108.2%	3.9%	-2	6	9	-1	4	17
CBNJ Cape Bancorp, Inc. of NJ	11.1%	104.7%	9.7%	4	-4	3	19	-13	-1
CEBK Central Bancorp of Somerville MA (1)	8.7%	106.1%	4.1%	NA	-17	-2	12	16	9
CBNK Chicopee Bancorp, Inc. of MA	15.8%	112.3%	5.5%	6	-1	-13	5	8	23
ESSA ESSA Bancorp, Inc. of PA	14.9%	113.7%	4.5%	5	11	3	-24	-5	-1
ESBK Elmira Savings Bank, FSB of NY (1)	8.7%	106.4%	6.8%	NA	15	6	-21	-1	-4
HBNK Hampden Bancorp, Inc. of MA	16.2%	115.4%	4.5%	-7	5	-7	6	-1	11
NFSB Newport Bancorp, Inc. of RI	11.2%	105.4%	7.2%	-8	8	5	12	3	15
OBAF OBA Financial Services Inc. of MD	22.7%	123.6%	5.4%	8	21	27	48	6	-21
OSHC Ocean Shore Holding Co. of NJ	11.8%	109.8%	4.5%	-1	-8	-16	-2	-4	2
THRD TF Financial Corp. of Newtown PA	10.2%	105.8%	6.7%	7	2	2	2	2	2

(1) Financial information is for the quarter ending December 31, 2010.
NA=Change is greater than 100 basis points during the quarter.

Source: SNL Financial LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

comparative advantages over the Peer Group's balance sheet interest rate risk characteristics, with respect to the increases that will be realized in Company's equity-to-assets and IEA/IBL ratios.

To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for BSB Bancorp and the Peer Group. In general, the relative fluctuations in the Company's and the Peer Group's net interest income to average assets ratios were considered to be fairly comparable. Accordingly, based on the interest rate environment that prevailed during the period analyzed in Table 3.5, BSB Bancorp and the Peer Group were viewed as maintaining a similar degree of interest rate risk exposure in their respective net interest margins. The stability of the Company's net interest margin should be enhanced by the infusion of stock proceeds, as the increase in capital will reduce the level of interest rate sensitive liabilities funding BSB Bancorp's assets.

Credit Risk

Overall, based on a comparison of credit quality measures, the Company's credit risk exposure was considered to be less than Peer Group's. As shown in Table 3.6, the Company's non-performing assets/assets and non-performing loans/loans ratios equaled 0.42% and 0.58%, respectively, versus comparable measures of 1.96% and 2.67% for the Peer Group. The Company's and Peer Group's loss reserves as a percent of non-performing loans equaled 149.84% and 100.54%, respectively. Loss reserves maintained as percent of net loans receivable equaled 0.87% for the Company, versus 1.18% for the Peer Group. Net loan charge-offs were lower for the Company, as net loan charge-offs for the Company equaled 0.01% of loans versus 0.38% of loans for the Peer Group.

Summary

Based on the above analysis, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of the Company. Such general characteristics as asset size, capital position, interest-earning asset composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

Table 3.6
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of March 31 , 2011 or Most Recent Date Available

Institution		REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargoffs ($000)	NLCs/ Loans (%)
BSB Bancorp, Inc.		0.00%	0.42%	0.58%	0.87%	149.84%	149.84%	$53	0.01%
All Public Companies									
Averages		0.56%	3.90%	4.75%	1.79%	59.10%	53.89%	$1,600	0.83%
Medians		0.20%	2.60%	3.28%	1.48%	43.55%	37.99%	$458	0.30%
State of MA									
Averages		0.15%	1.55%	1.93%	1.07%	101.19%	77.11%	$458	0.26%
Medians		0.09%	0.99%	1.19%	0.99%	83.62%	74.24%	$222	0.12%
Comparable Group									
Averages		0.20%	1.96%	2.67%	1.18%	100.54%	111.64%	$486	0.38%
Medians		0.08%	1.41%	2.37%	1.04%	65.14%	63.16%	$259	0.24%
Comparable Group									
BFED	Beacon Federal Bancorp of NY	0.01%	1.41%	1.45%	1.95%	129.81%	104.95%	$323	0.16%
CBNJ	Cape Bancorp, Inc. of NJ	0.38%	5.25%	6.39%	1.67%	26.21%	23.36%	$1,906	0.97%
CEBK	Central Bancrp of Somerville MA (1)	0.03%	3.42%	4.29%	0.99%	21.56%	21.40%	$56	0.06%
CBNK	Chicopee Bancorp, Inc of MA	0.08%	0.99%	1.19%	0.99%	83.62%	77.25%	$222	0.20%
ESSA	ESSA Bancorp, Inc. of PA	0.29%	1.92%	2.37%	1.08%	45.68%	38.79%	$259	0.14%
ESBK	Elmira Svgs Bank, FSB of NY (1)	0.00%	0.43%	4.60%	0.90%	142.67%	136.32%	$232	0.30%
HBNK	Hampden Bancorp, Inc. of MA	0.17%	2.52%	3.40%	1.28%	37.56%	35.01%	$1,594	1.59%
NFSB	Newport Bancorp, Inc. of RI	0.08%	0.13%	0.06%	1.04%	451.74%	636.92%	$261	0.29%
OBAF	OBA Financial Serv. Inc of MD	0.03%	0.97%	1.18%	0.77%	65.14%	63.16%	$171	0.24%
OSHC	Ocean Shore Holding Co. of NJ	0.01%	0.69%	0.87%	0.61%	69.91%	68.75%	$0	0.00%
THRD	TF Fin Corp. of Newton PA	1.17%	3.78%	3.54%	1.75%	31.99%	22.10%	$322	0.26%

(1) Financial information is for the quarter ending December 31, 2010.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology prepared pursuant to the regulatory valuation guidelines, and valuation adjustments and assumptions used to determine the estimated pro forma market value of the common stock to be issued in conjunction with the Company's conversion transaction.

Appraisal Guidelines

The OTS written appraisal guidelines specify the market value methodology for estimating the pro forma market value of an institution. The Federal Reserve, the FDIC, state banking agencies and other federal regulatory agencies have endorsed the OTS appraisal guidelines as the appropriate guidelines involving mutual-to-stock conversions. Pursuant to this methodology: (1) a peer group of comparable publicly-traded institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and (3) a valuation analysis in which the pro forma market value of the subject company is determined based on the market pricing of the peer group as of the date of valuation, incorporating valuation adjustments for key differences. In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes "fundamental analysis" techniques. Additionally, the valuation incorporates a "technical analysis" of recently completed stock conversions, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a particular stock on a given day.

The pro forma market value determined herein is a preliminary value for the Company's to-be-issued stock. Throughout the conversion process, RP Financial will: (1) review changes in BSB Bancorp's operations and financial condition; (2) monitor BSB Bancorp's operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending conversion offerings (including those in the offering phase), both regionally and nationally. If material changes should occur during the conversion process, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Company and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including BSB Bancorp's value, or BSB Bancorp's value alone. To the extent a change in factors impacting the Company's value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into the analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Company and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Company relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of the Company coming to market at this time.

1. Financial Condition

The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Company's and the Peer Group's financial strengths are noted as follows:

- Overall A/L Composition. In comparison to the Peer Group, the Company's interest-earning asset composition showed a slightly lower concentration of loans and a slightly higher concentration of investments. The Company's loan portfolio composition reflected a greater degree of diversification into higher risk and higher yielding types of loans. Overall, in comparison to the Peer Group, the Company's interest-earning asset composition provided for a lower yield earned on interest-earning assets and a similar risk weighted assets-to-assets ratio. BSB Bancorp's funding composition reflected a slightly higher level of deposits and a similar level of borrowings relative to the comparable Peer Group ratios, which translated into a slightly lower cost of funds for the Company. Overall, as a percent of assets, the Company maintained higher levels of interest-earning assets and interest-bearing liabilities compared to the Peer Group's ratios, which resulted in a lower IEA/IBL ratio for the Company. After factoring in the impact of the net stock proceeds, the Company's IEA/IBL ratio should exceed the Peer Group's ratio. On balance, RP Financial concluded that asset/liability composition was a neutral factor in our adjustment for financial condition.
- Credit Quality. The Company's ratios for non-performing assets and non-performing loans were more favorable than the comparable Peer Group ratios. Loss reserves as a percent of non-performing loans were higher for the Company, while the Peer Group maintained higher loss reserves as a percent of loans. Net loan charge-offs were a larger factor for the Peer Group. As noted above, the Company's risk weighted assets-to-assets ratio was similar to the Peer Group's ratio. Overall, RP Financial concluded that credit quality was a moderately positive factor in our adjustment for financial condition.
- Balance Sheet Liquidity. The Company operated with a higher level of cash and investment securities relative to the Peer Group (23.3% of assets versus 20.7% for the Peer Group). Following the infusion of stock proceeds, the Company's cash and investments ratio is expected to increase as the proceeds retained at the holding company level will be initially deployed into investments. The Company's future borrowing capacity was considered to be comparable to the Peer Group's, given the fairly similar levels of borrowings currently funding the Company's and the Peer Group's assets. Overall, RP Financial concluded that balance sheet liquidity was a slightly positive factor in our adjustment for financial condition.
- Funding Liabilities. The Company's interest-bearing funding composition reflected a slightly higher concentration of deposits and a similar level of borrowings relative to the comparable Peer Group ratios, which translated into a slightly lower cost of funds for the Company. The Company's lower cost of funds was supported by a deposit composition with a relatively high concentration of lower costing savings and transaction deposits. Total interest-bearing liabilities as a percent of assets were higher for the Company compared to the Peer Group's ratio, which was attributable

to BSB Bancorp's lower capital position. Following the stock offering, the increase in the Company's capital position will reduce the level of interest-bearing liabilities funding the Company's assets. Overall, RP Financial concluded that funding liabilities were a slightly positive factor in our adjustment for financial condition.

- Capital. The Company currently operates with a lower equity-to-assets ratio than the Peer Group. However, following the stock offering, BSB Bancorp's pro forma capital position will exceed the Peer Group's equity-to-assets ratio. The increase in the Company's pro forma capital position will result in greater leverage potential and reduce the level of interest-bearing liabilities utilized to fund assets. At the same time, the Company's more significant capital surplus will likely result in a lower ROE. On balance, RP Financial concluded that capital strength was a slightly positive factor in our adjustment for financial condition.

On balance, BSB Bancorp's balance sheet strength was considered to be more favorable than the Peer Group's and, thus, a slight upward adjustment was applied for the Company's financial condition.

2. Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution's earnings stream and the prospects and ability to generate future earnings heavily influence the multiple that the investment community will pay for earnings. The major factors considered in the valuation are described below.

- Reported Earnings. The Company's reported earnings were similar to the Peer Group's on a ROAA basis (0.49% of average assets versus 0.51% for the Peer Group). The Company maintained more favorable ratios for loan loss provisions, net gains and effective tax rate, which were offset by the Peer Group's more favorable ratios for net interest income, non-interest operating income and operating expenses. Reinvestment of stock proceeds into interest-earning assets will serve to increase the Company's earnings, with the benefit of reinvesting proceeds expected to be somewhat offset by higher operating expenses associated with operating as a publicly-traded company and the implementation of stock benefit plans. Overall, given that non-recurring gains were a much larger contributor to the Company's reported earnings, the Company's pro forma reported earnings were viewed as not as strong as the Peer Group's earnings and, thus, RP Financial concluded that reported earnings were a slightly negative factor in our adjustment for profitability, growth and viability of earnings.

- Core Earnings. Net interest income, operating expenses, non-interest operating income and loan loss provisions were reviewed in assessing the relative strengths and weaknesses of the Company's and the Peer Group's core earnings. In these measures, the Company operated with a lower net interest margin, a higher operating expense ratio, a lower level of non-interest operating income and lower loan loss provisions. The Company's lower ratio for net interest income and high ratio for operating expenses translated into a lower expense coverage ratio in comparison to the Peer Group's ratio (equal to 0.99x versus 1.17X for the Peer Group). Likewise, the Company's efficiency ratio of 94.6% was less favorable than the Peer Group's efficiency ratio of 74.6%. Loan loss provisions had a more significant impact on the Peer Group's earnings. Overall, these measures, as well as the expected earnings benefits the Company should realize from the redeployment of stock proceeds into interest-earning assets and leveraging of post-conversion capital, which will be somewhat negated by expenses associated with the stock benefit plans and operating as a publicly-traded company, indicate that the Company's pro forma core earnings will be less favorable than the Peer Group's core earnings. Therefore, RP Financial concluded that this was a slightly negative factor in our adjustment for profitability, growth and viability of earnings.

- Interest Rate Risk. Quarterly changes in the Company's and the Peer Group's net interest income to average assets ratios indicated a similar degree of volatility was associated with the Company's and the Peer Group's net interest margins. Other measures of interest rate risk, such as capital and IEA/IBL ratios were more favorable for the Peer Group, which was partially offset by the Company's lower level of non-interest earning assets. On a pro forma basis, the infusion of stock proceeds can be expected to provide the Company with equity-to-assets and IEA/ILB ratios that will be above the Peer Group ratios, as well as enhance the stability of the Company's net interest margin through the reinvestment of stock proceeds into interest-earning assets. On balance, RP Financial concluded that interest rate risk was a slightly positive factor in our adjustment for profitability, growth and viability of earnings.

- Credit Risk. Loan loss provisions were a larger factor in the Peer Group's earnings (0.34% of average assets versus 0.13% of average assets for the Company). In terms of future exposure to credit quality related losses, the Peer Group maintained a slightly higher concentration of assets in loans, while lending diversification into higher risk types of loans was more significant for the Company. Credit quality measures for non-performing assets and loss reserves as a percent of non-performing loans were more favorable for the Company, while the Peer Group maintained higher loss reserves as a percent of loans. Overall, RP Financial concluded that credit risk was a moderately positive factor in our adjustment for profitability, growth and viability of earnings.

- Earnings Growth Potential. Several factors were considered in assessing earnings growth potential. First, the Peer Group maintained a more favorable interest rate spread than the Company, which would tend to support a stronger net interest margin going forward for the Peer Group. Second, the infusion of stock proceeds will provide the Company with more significant growth potential through leverage than currently maintained by the Peer Group. Third, the Peer Group's higher ratio of non-interest operating income and lower operating expense ratio were viewed as advantages for the Peer Group to sustain earnings growth during periods when net interest margins come under pressure as the result of adverse changes in interest rates. Overall, earnings growth potential was considered to be a neutral factor in our adjustment for profitability, growth and viability of earnings.

- Return on Equity. Currently, the Company's core ROE is lower than the Peer Group's ROE. Accordingly, as the result of the significant increase in capital that will be realized from the infusion of net stock proceeds into the Company's equity, the Company's pro forma return on equity on a core earnings basis will continue to be less than the Peer Group's return on equity ratio. Accordingly, this was a slightly negative factor in the adjustment for profitability, growth and viability of earnings.

On balance, BSB Bancorp's pro forma earnings strength was considered to be less favorable than the Peer Group's and, thus, a slight downward adjustment was applied for profitability, growth and viability of earnings.

3. Asset Growth

The Company recorded a 3.8% increase in assets, versus a 0.5% decrease in assets recorded by the Peer Group. An increase in loans accounted for most of the Company's asset growth, which was somewhat offset by a decrease in cash and investments. Asset shrinkage for the Peer Group consisted of loans and cash and investments. On a pro forma basis, the Company's tangible equity-to-assets ratio will exceed the Peer Group's tangible equity-to-assets ratio, indicating greater leverage capacity for the Company. On balance, a slight upward adjustment was applied for asset growth.

4. Primary Market Area

The general condition of an institution's market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. BSB Bancorp serves the Boston metropolitan area through the main office and three additional branch locations. Operating in a relatively slow growing densely populated market area provides the Company with growth opportunities, but such growth must be achieved in a highly competitive market environment. The Company competes against significantly larger institutions that provide a larger array of services and have significantly larger branch networks than maintained by BSB Bancorp. The competitiveness of the market area is highlighted by the Company's relatively low market share of deposits in Middlesex County.

The Peer Group companies generally operate in less densely populated markets compared to Middlesex County, where the Company is headquartered and maintains all of its branches. Population growth for the primary market area counties served by the Peer Group companies reflect a wide range of growth rates, but overall population growth rates in the markets served by the Peer Group companies were viewed to be fairly comparable to Middlesex County's historical population growth rate and less than Middlesex County's projected population growth rate. Middlesex County has a higher per capita income compared to the Peer

Group's average per capita income, while the Peer Group companies also generally operate in markets with a lower cost of living than Middlesex County. The average and median deposit market shares maintained by the Peer Group companies were significantly above the Company's market share of deposits in Middlesex County. Overall, the degree of competition faced by the Peer Group companies was viewed as significantly less than faced by the Company, while the growth potential in the markets served by the Peer Group companies was for the most part viewed to be not quite as strong as the Company's primary market area. Summary demographic and deposit market share data for the Company and the Peer Group companies is provided in Exhibit III-4. As shown in Table 4.1, the average unemployment rate for the primary market area counties served by the Peer Group companies was well above the unemployment rate reflected for Middlesex County. On balance, we concluded that a moderate upward adjustment was appropriate for the Company's market area.

Table 4.1
Market Area Unemployment Rates
BSB Bancorp, Inc. and the Peer Group Companies(1)

	County	March 2011 Unemployment
BSB Bancorp, Inc. - MA	Middlesex	6.2%
Peer Group Average		9.3%
Beacon Federal Bancorp. – NY	Onondaga	7.4%
Cape Bancorp, Inc. – NJ	Cape May	15.9
Central Bancorp, Inc. – MA	Middlesex	6.2
Chicopee Bancorp, Inc. – MA	Hampden	10.4
ESSA Bancorp, Inc. – PA	Monroe	9.5
Elmira Savings Bank – NY	Chemung	8.0
Hampden Bancorp, Inc. – MA	Hampden	10.4
Newport Bancorp, Inc. - RI	Newport	12.0
OBA Financial Services, Inc. – MD	Montgomery	5.0
Ocean Shore Holding Co. – NJ	Cape May	15.9
TF Financial Corp. – PA	Bucks	7.5

(1) Unemployment rates are not seasonally adjusted.

Source: U.S. Bureau of Labor Statistics.

5. Dividends

At this time the Company has not established a dividend policy. Future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

Seven out of the eleven Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 0.90% to 4.78%. The average dividend yield on the stocks of the Peer Group institutions equaled 1.17% as of May 13, 2011. As of May 13, 2011, approximately 62% of all fully-converted publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1), exhibiting an average yield of 1.63%. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

While the Company has not established a definitive dividend policy prior to converting, the Company will have the capacity to pay a dividend comparable to the Peer Group's average dividend yield based on pro forma earnings and capitalization. On balance, we concluded that no adjustment was warranted for this factor.

6. Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets. All ten of the Peer Group members trade on the NASDAQ. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies ranged from $31.4 million to $141.1 million as of May 13, 2011, with average and median market values of $79.9 million and $86.6 million, respectively. The shares issued and outstanding of the Peer Group companies ranged from 1.7 million to 13.3 million, with average and median shares outstanding of 6.1 million and 6.0 million, respectively. The Company's stock offering is expected to have a pro forma market value and shares outstanding that will be fairly consistent with the Peer Group's averages and medians. Like all of the Peer Group companies, the Company's stock will be quoted on the NASDAQ following the stock offering. Overall, we anticipate that the Company's public stock will have a comparable trading market as the Peer Group companies on average and, therefore, concluded no adjustment was necessary for this factor.

7. Marketing of the Issue

We believe that three separate markets exist for thrift stocks, including those coming to market such as BSB Bancorp: (1) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors, but on a pro forma basis without the benefit of prior operations as a fully-converted publicly-held company and stock trading history; and (3) the acquisition market for thrift franchises in Massachusetts. All three of these markets were considered in the valuation of the Company's to-be-issued stock.

A. The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed in recent quarters. Stocks leapt to a five-month high at the start of the fourth quarter of 2010, as investors responded to signals that the Federal Reserve was poised to step in to prop up the U.S. economy. September employment data, which showed a loss of jobs and no change in the unemployment rate, translated into a mixed trading market ahead of third quarter earnings season kicking into high gear. Stocks traded unevenly in the second half of October, as investors responded to generally favorable third quarter earnings reports and concerns that the foreclosure crisis could spread into the overall economy. The Dow Jones Industrial Average ("DJIA") surged to a two-year high in early-November, as investors were encouraged by the Federal Reserve's plan to support the economy and better-than-expected job growth reflected in the October employment report. Stocks reversed course heading into mid-November, amid concerns over Europe's debt problems, the potential impact of the Federal Reserve's stimulus plan and slower growth in China. A favorable report on jobless claims hitting a two-year low helped stocks to rebound heading into late-November, which was followed by a downturn as investors remained concerned about the debt crisis in

Europe. Stocks rebounded in early-December, based on news reports that U.S. consumers felt more upbeat about the economic outlook, U.S. exports in October surged to their highest level in more than two years and retail sales increased in November. Stocks also benefitted from a pick-up in merger activity heading into mid-December. The DJIA moved to a two year high ahead of the Christmas holiday, with financial stocks leading the broader market higher as some announced bank mergers heightened acquisition speculation for the sector.

The broader stock market started 2011 on an upswing, fueled by reports of manufacturing activity picking up in December. Weaker than expected job growth reflected in the December employment report pulled stocks lower to close out the first week in 2011. A favorable fourth quarter earnings report by J.P. Morgan and data confirming strength in the manufacturing sector helped stocks to rebound in mid-January, with the DJIA moving to its highest close since June 2008. The positive trend in the broader stock market was sustained in late-January, which was followed by a one day sell-off as political unrest in Egypt rattled markets around the world. The DJIA ended up 2.7% for the month of January, which was its strongest January in 14 years. Stocks continued to trade higher through the first two weeks of February, as the DJIA closed higher for eight consecutive trading sessions. Strong manufacturing data for January, merger news and some favorable fourth quarter earnings reports helped to sustain the rally in the broader stock market. News that Egypt's President resigned further boosted stocks heading into mid-February. A strong report on manufacturing activity in the Mid-Atlantic region lifted the DJIA to a fresh two and one-half year high in mid-February, which was followed by a sell-off as stocks tumbled worldwide on worries over escalating violence in Libya. Stocks recovered in late-February, as oil prices stabilized. Volatility was evident in the broader stock market in early-March, as investors reacted to some strong economic reports mixed with concerns about Middle East tensions and surging oil prices. The DJIA closed below 12000 in the second week of March, as financial markets around the world were shaken by escalating turmoil in the Middle East and surprisingly downbeat economic news out of China. Stocks climbed to close out the second week of March, as some companies benefited from expectations that the rebuilding efforts in Japan following the earthquake and tsunami would positively impact their earnings. Announcements by some large banks of intentions to increase dividends, gains in energy companies and encouraging earnings news coming out of the technology sector contributed to gains in the broader market heading into late-March. Telecom stocks led the market higher in late-March, based on expectations of more consolidation in that sector. Overall, the DJIA gained 6.4% in the first quarter, which was its best first quarter performance in twelve years.

Stocks started out the second quarter of 2011 with gains, as investors were heartened by the March employment report which showed signs of stronger job creation and the lowest unemployment rate in two years. Investors exercised caution in early-April ahead of the potential shutdown of the U.S. Government, which provided for a narrow trading range in the broader stock market. Worries about the high cost of raw materials undercutting growth prospects and some favorable economic reports translated into a mixed stock market performance in mid-April. Strong first quarter earnings reports posted by some large technology stocks helped to lift the DJIA to a multi-year high going into the second half of April. Stocks rose following the Federal Reserve's late-April meeting, based on indications that the Federal Reserve would not be increasing rates anytime soon. Disappointing earnings reports and lackluster economic data pressure stocks lower ahead of the April employment report. Stronger than expected job growth reflected in April employment data, along with a pick-up in deal activity, helped stocks to rebound heading into mid-May. Worries about Greece's debt problems and a slowdown in the global economic recovery pulled stocks lower in mid-May. On May 13, 2011, the DJIA closed at 12595.75, an increase of 18.6% from one year ago and an increase of 8.8% year-to-date, and the NASDAQ closed at 2828.47, an increase of 20.5% from one year ago and an increase of 6.6% year-to-date. The Standard & Poor's 500 Index closed at 1337.77 on May 13, 2011, an increase of 17.8% from one year ago and an increase of 6.4% year-to-date.

The market for thrift stocks has been somewhat uneven in recent quarters, but in general has underperformed the broader stock market. The weak employment report for September 2010 and growing concerns about the fallout of alleged foreclosure abuses weighed on bank and thrift stocks during the first half of October, as financial stocks underperformed the broader stock market at the beginning of the fourth quarter. Some better-than-expected earnings reports provided a slight boost to bank and thrift stocks heading into the second half of October, which was followed by a downturn in late-October on lackluster economic data. Financial stocks led the market higher in early-November, which was supported by the Federal Reserve's announcement that it would purchase $600 billion of Treasury bonds over the next eight months to stimulate the economy. Profit taking and weakness in the broader stock market pulled thrift stocks lower heading into mid-November. Ongoing concerns about debt problems in Ireland, weak housing data for home sales in October and a widening insider trading investigation by the U.S. government pressured financial stocks lower heading into late-November. Favorable reports for retail sales and pending home sales helped thrift stocks move higher along with the broader stock market in early-December. Expectations of a pick-up in merger activity in the financial sector contributed to gains in the thrift sector as well during the second week of December. A report showing a rise in consumer confidence in early-December also provided a modest boost to thrift stocks heading into mid-December. Thrifts stocks benefitted from announced bank deals in the final weeks of 2010, as investors bet on an increase in financial sector merger activity in 2011.

Thrift stocks rallied along with the broader stock market at the start of 2011, as investors were encouraged by data that suggested the economic recovery was strengthening. A strong fourth quarter earnings report posted by J.P. Morgan supported gains in the financial sector in mid-January, which was followed by a downturn heading into late-January as some large banks reported weaker than expected earnings. Thrift stocks traded higher along with the broader stock market into mid-February, as financial stocks benefitted from some favorable fourth quarter earnings reports coming out of the financial sector. Financial stocks also benefitted from a rally in mortgage insurer stocks, which surged on a government proposal to shrink the size of FHA. Thrift stocks faltered along with the broader market heading into late-February, as investors grew wary of mounting violence in Libya. A report that December home prices fell to new lows in eleven major metropolitan areas further contributed to the pullback in thrift prices. Thrift prices rebounded along with the broader market in late-February. Higher oil prices and profit taking pressured thrift stocks lower in early-March. News that Bank of America was planning to increase its dividend lifted financial stocks in general in the second week of March, which was followed by a downturn amid a pullback in the broader stock market. Thrift stocks advanced on announced plans by some large banks to increase their dividends following the Federal Reserve's completion of its "stress test", which was followed by a slight pullback in thrift stocks heading into late-March. Home sales data for February showing sharp drop-offs in new and existing home sales contributed to decline in thrift prices. An upward revision to fourth quarter GDP helped thrift stocks to rebound slightly in late-March.

The favorable employment report for March 2011 helped thrift stocks advance along with the broader stock at the start of the second quarter of 2011. Financial stocks outpaced the broader market in early-April, based on improving conditions for the larger banks and then eased lower on growing concerns about the potential shutdown of the U.S. Government. Mixed first quarter earnings reports, which included lower first quarter revenues reported by nation's largest banks, pressured thrift stocks lower going into the second half of April. The Federal Reserve's announcement that it will keep interest rates low for the foreseeable future helped to lift thrift stocks in late-April. Thrift stocks lagged the broader stock market heading into mid-May, as weak housing data continued to weigh on the sector. Most notably, home prices fell 3% in the first quarter of 2011, the steepest drop since 2008. Moody's continued negative outlook on the American banking system weighed on thrift stocks as well in mid-May. On May 13, 2011, the SNL Index for all publicly-traded thrifts closed at 557.7, a decrease of 10.3% from one year ago and a decrease of 5.8% year-to-date.

B. The New Issue Market

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Company's pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value whereas in the current market for existing thrifts the P/B ratio may reflect a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

As shown in Table 4.2, three standard conversions and two second-step conversion have been completed during the past three months. The standard conversion offerings are considered to be more relevant for BSB Bancorp's pro forma pricing. The average closing pro forma price/tangible book ratio of the three recent standard conversion offerings equaled 53.7%. On average, the three standard conversion offerings reflected price appreciation of 13.1% after the first week of trading. As of May 13, 2011, the three recent standard conversion offerings reflected a 12.0% increase in price on average. It should be noted, that all three of the recent standard conversions maintained higher levels of non-performing assets relative to BSB Bancorp.

Table 4.2
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

Institutional Information			Pre-Conversion Data: Financial Info.		Pre-Conversion Data: Asset Quality		Offering Information (Excluding Foundation)				Contribution to Char. Found.		Insider Purchases: % Off Incl. Fdn.+Merger Shares (Benefit Plans)					Pro Forma Data: Pricing Ratios(3)(6)			Pro Forma Data: Financial Charac.				Post-IPO Pricing Trends: Closing Price							
Institution	Conversion Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offer (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Public Off. Excl. Fdn. (%)	ESOP (%)	Recog. Plans (%)	Stk Option (%)	Mgmt.& Dirs. (%)(2)	Initial Div. Yield (%)	P/TB (%)	Core P/E (x)	P/A (%)	Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	First Trading Day ($)	% Chge (%)	After First Week(4) ($)	% Chge (%)	After First Month(5) ($)	% Chge (%)	Thru 5/13/11 ($)	% Chge (%)
Standard Conversions																																
Franklin Financial Corp. - VA*	4/28/11	FRNK-NASDAQ	$ 981	13.20%	2.73%	43%	$ 138.9	100%	132%	1.7%	C/S	1%/3%	8.0%	4.0%	10.0%	3.0%	0.00%	57.3%	50.5x	13.0%	0.3%	22.7%	1.1%	$10.00	$11.97	19.7%	$11.77	17.7%	$11.80	18.0%	$11.80	18.0%
Sunshine Financial, Inc. - FL	4/6/11	SSNF-OTC-BB	$ 150	10.03%	3.75%	33%	$ 12.3	100%	118%	7.1%	N.A.	N.A.	8.0%	4.0%	10.0%	2.6%	0.00%	49.3%	61.2x	7.7%	0.1%	15.6%	0.8%	$10.00	$11.25	12.5%	$11.00	10.0%	$11.40	14.0%	$11.40	14.0%
Fraternity Comm Bancorp, Inc. - MD	4/1/11	FRTR-OTC-BB	$ 170	9.42%	1.58%	196%	$ 15.9	100%	132%	5.0%	N.A.	N.A.	8.0%	4.0%	10.0%	2.8%	0.00%	54.4%	NM	8.7%	-0.6%	16.0%	-3.7%	$10.00	$11.00	10.0%	$11.17	11.7%	$11.00	10.0%	$10.40	4.0%
Averages - Standard Conversions:			$ 433	10.88%	2.69%	91%	$ 55.7	100%	127%	4.6%	N.A.	N.A.	8.0%	4.0%	10.0%	2.9%	0.00%	53.7%	55.8x	9.8%	-0.1%	18.1%	-0.6%	$10.00	$11.41	14.1%	$11.31	13.1%	$11.40	14.0%	$11.20	12.0%
Medians - Standard Conversions:			$ 170	10.03%	2.73%	43%	$ 15.9	100%	132%	5.0%	N.A.	N.A.	8.0%	4.0%	10.0%	2.8%	0.00%	54.4%	55.8x	8.7%	0.1%	16.0%	0.8%	$10.00	$11.25	12.5%	$11.17	11.7%	$11.40	14.0%	$11.40	14.0%
Second Step Conversions																																
Rockville Financial New, Inc., - CT (1)	3/4/11	RCKB-NASDAQ	$ 1,649	10.56%	1.07%	122%	$ 171.1	58%	132%	1.9%	N.A.	N.A.	4.0%	3.6%	9.5%	0.4%	0.00%	91.0%	27.87	16.4%	0.6%	18.0%	3.3%	$10.00	$10.60	6.0%	$10.65	6.5%	$10.50	5.0%	$9.71	-2.9%
Eureka Financial Corp., - PA	3/1/11	EKFC-OTCBB	$ 127	11.10%	0.05%	1560%	$ 7.6	58%	95%	11.0%	N.A.	N.A.	8.0%	4.0%	10.0%	10.5%	0.00%	65.2%	15.87	9.9%	0.6%	15.2%	4.1%	$10.00	$12.25	22.5%	$11.75	17.5%	$12.85	28.5%	$12.65	26.5%
Averages - Second Step Conversions:			$ 888	10.83%	0.56%	841%	$ 89.4	58%	114%	6.5%	N.A.	N.A.	6.0%	3.9%	9.7%	5.5%	0.00%	78.1%	21.9x	13.1%	0.6%	16.6%	3.7%	$10.00	$11.43	14.3%	$11.20	12.0%	$11.68	16.8%	$11.18	11.8%
Medians - Second Step Conversions:			$ 888	10.83%	0.56%	841%	$ 89.4	58%	114%	6.5%	N.A.	N.A.	6.0%	3.9%	9.7%	5.5%	0.00%	78.1%	21.9x	13.1%	0.6%	16.6%	3.7%	$10.00	$11.43	14.3%	$11.20	12.0%	$11.68	16.8%	$11.18	11.8%
Averages - All Conversions:			$ 513	10.86%	1.84%	391%	$ 69.2	83%	122%	5.4%	N.A.	N.A.	7.2%	4.0%	9.9%	3.9%	0.00%	63.5%	38.9x	11.1%	0.2%	17.5%	1.1%	$10.00	$11.41	14.1%	$11.27	12.7%	$11.51	15.1%	$11.19	11.9%
Medians - All Conversions:			$ 170	10.56%	1.58%	122%	$ 15.9	100%	132%	5.0%	N.A.	N.A.	8.0%	4.0%	10.0%	2.8%	0.00%	57.3%	39.2x	9.9%	0.3%	16.0%	1.1%	$10.00	$11.25	12.5%	$11.17	11.7%	$11.40	14.0%	$11.40	14.0%

Note: * - Appraisal performed by RP Financial; BOLD = RP Fin. Did the business plan, "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of *SOP 93-6*.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) *Simultaneously completed acquisition of another financial institution.*
(8) Simultaneously converted to a commercial bank charter.
(9) Former credit union.

May 13, 2011

Shown in Table 4.3 are the current pricing ratios for the two fully-converted offerings completed during the past three months that trade on NASDAQ or an Exchange, one of which was a second-step offering. The current P/TB ratio of the fully-converted recent conversions equaled 76.61%, based on closing stock prices as of May 13, 2011.

C. The Acquisition Market

Also considered in the valuation was the potential impact on BSB Bancorp's stock price of recently completed and pending acquisitions of other thrift institutions operating in Massachusetts. As shown in Exhibit IV-4, there were 10 Massachusetts thrift acquisitions completed from the beginning of 2008 through May 13, 2011, and there were two acquisitions pending of a Massachusetts savings institution. The recent acquisition activity involving Massachusetts savings institutions may imply a certain degree of acquisition speculation for the Company's stock. To the extent that acquisition speculation may impact the Company's offering, we have largely taken this into account in selecting companies for the Peer Group which operate in markets that have experienced a comparable level of acquisition activity as the Company's market and, thus, are subject to the same type of acquisition speculation that may influence BSB Bancorp's' stock. However, since converting thrifts are subject to a three-year regulatory moratorium from being acquired, acquisition speculation in BSB Bancorp's stock would tend to be less compared to the stocks of the Peer Group companies.

* * * * * * * * * * *

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for thrift conversions and the local acquisition market for thrift stocks. Taking these factors and trends into account, RP Financial concluded that a slight downward adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8. Management

The Company's management team appears to have experience and expertise in all of the key areas of the Company's operations. Exhibit IV-5 provides summary resumes of the Company's Board of Directors and senior management. The financial characteristics of the Company suggest that the Board and senior management have been effective in implementing

Table 4.3
Market Pricing Comparatives
Prices As of May 13, 2011

Financial Institution	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)							
			Core	Book													Reported		Core	
	Price/ Share(1) ($)	Market Value ($Mil)	12 Month EPS(2) ($)	Value/ Share ($)	P/E (x)	P/B (%)	P/A (%)	P/TB (%)	P/Core (x)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	Tang Eq/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)
All Public Companies	$11.06	$298.24	($0.03)	$13.11	18.38x	84.75%	10.38%	92.75%	19.87x	$0.21	1.64%	26.32%	$2,625	11.76%	11.07%	3.90%	0.06%	1.49%	-0.02%	0.60%
Converted Last 3 Months (no MHC)	$10.76	$227.62	$0.28	$14.42	34.68x	76.46%	15.21%	76.61%	26.97x	$0.13	1.34%	NM	$1,500	20.17%	20.16%	11.70%	0.20%	4.17%	0.45%	5.37%
Converted Last 3 Months (no MHC)																				
FRNK Franklin Financial Corp. of VA	$11.80	$168.78	$0.20	$17.44	NM	67.66%	15.33%	67.66%	NM	$0.00	0.00%	NM	$1,101	22.67%	22.67%	22.67%	-0.09%	NM	0.26%	NM
RCKB Rockville Financial New, Inc. of CT	$9.71	$286.45	$0.36	$11.39	34.68x	85.25%	15.08%	85.55%	26.97x	$0.26	2.68%	NM	$1,900	17.69%	17.64%	0.72%	0.49%	4.17%	0.63%	5.37%

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

an operating strategy that can be well managed by the Company's present organizational structure. The Company currently does not have any senior management positions that are vacant.

Similarly, the returns, equity positions and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9. Effect of Government Regulation and Regulatory Reform

In summary, as a fully-converted, FDIC insured institution, BSB Bancorp will operate in substantially the same regulatory environment as the Peer Group members -- all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects BSB Bancorp's pro forma regulatory capital ratios. On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Company's pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	Slight Upward
Profitability, Growth and Viability of Earnings	Slight Downward
Asset Growth	Slight Upward
Primary Market Area	Moderate Upward
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	Slight Downward
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment

Valuation Approaches

In applying the accepted valuation methodology promulgated by the OTS and adopted by the other federal regulatory agencies and state banking agencies, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing the Company's to-be-issued stock – price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches – all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in the Company's prospectus for reinvestment rate, effective tax rate, stock benefit plan assumptions and expenses (summarized in Exhibits IV-7 and IV-8).

In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group and recent conversion offerings.

RP Financial's valuation placed an emphasis on the following:

- P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock. Given the similarities between the Company's and the Peer Group's operating strategies, earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, since reported earnings for both the Company and the Peer Group included certain non-recurring items, we also made adjustments to earnings to arrive at core earnings estimates for the Company and the Peer Group and resulting price/core earnings ratios.

- P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of an initial public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a useful indicator of pro forma value, taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or "P/TB"), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

- P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community's willingness to pay market multiples for earnings or book value when ROE is expected to be low.

The Company will adopt Statement of Position ("SOP") 93-6, which will cause earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of the adoption of SOP 93-6 in the valuation.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above and the dilutive impact of the stock contribution to the Foundation, RP Financial concluded that, as of May 13, 2011, the pro forma market value of BSB Bancorp's conversion stock was $69,360,000 at the midpoint, equal to 6,936,000 shares at $10.00 per share.

1. Price-to-Earnings ("P/E"). The application of the P/E valuation method requires calculating the Company's pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Company's reported earnings equaled $2.455 million for the twelve months ended March 31, 2011. In deriving BSB Bancorp's core earnings, the adjustments made to reported earnings were to eliminate gains on sale of loans of $365,000, gains on sale of investment securities of $2.954 million, loss on trading securities of $302,000 and writedown of impaired securities of $204,000 As shown below, on a tax effected basis, assuming an effective marginal tax rate of 40.0% for the earnings adjustments, the Company's core earnings were determined to equal $767,000 for the twelve months ended March 31, 2011. (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

	Amount ($000)
Net income(loss)	$2,455
Deduct: Gain on sale of loans(1)	(219)
Deduct: Gain on sale of investment securities(1)	(1,772)
Add: Loss on trading securities(1)	181
Add: Writedown of impaired securities(1)	122
Core earnings estimate	$767

(1) Tax effected at 40.0%.

Based on the Company's reported and estimated core earnings and incorporating the impact of the pro forma assumptions discussed previously, the Company's pro forma reported and core P/E multiples at the $69.4 million midpoint value equaled 28.77 times and 95.96 times, respectively, which provided for premiums of 62.36% and 370.39% relative to the Peer Group's average reported and core P/E multiples of 17.72 times and 20.40 times, respectively (see Table 4.4). In comparison to the Peer Group's median reported and core earnings multiples which equaled 16.30 times and 17.41 times, respectively, the Company's pro forma reported and core P/E multiples at the midpoint value indicated premiums of 76.50% and 451.18%, respectively. At the top of the super range, the Company's reported and core P/E multiples equaled 38.15 times and 128.00 times, respectively. In comparison to the Peer Group's average reported and core P/E multiples, the Company's P/E multiples at the top of the super range reflected premiums of 115.29% and 527.45%, respectively. In comparison to the Peer Group's median reported and core P/E multiples, the Company's P/E multiples at the top of the super range reflected premiums of 134.05% and 635.21%, respectively.

2. Price-to-Book ("P/B"). The application of the P/B valuation method requires calculating the Company's pro forma market value by applying a valuation P/B ratio, as derived from the Peer Group's P/B ratio, to the Company's pro forma book value. Based on the $69.4 million midpoint valuation, the Company's pro forma P/B and P/TB ratios both equaled 64.39%. In comparison to the average P/B and P/TB ratios for the Peer Group of 89.33% and 96.12%, the Company's ratios reflected a discount of 27.92% on a P/B basis and a discount of 33.01% on a P/TB basis. In comparison to the Peer Group's median P/B and P/TB ratios of 86.81% and 90.51%, respectively, the Company's pro forma P/B and P/TB ratios at the midpoint value reflected discounts of 25.83% and 28.89, respectively. At the top of the super range, the Company's P/B and P/TB ratios both equaled 71.79%. In comparison to the Peer Group's average P/B and P/TB ratios, the Company's P/B and P/TB ratios at the top of the super range reflected discounts of 19.64% and 25.31%, respectively. In comparison to the Peer Group's median P/B and P/TB ratios, the Company's P/B and P/TB ratios at the top of the super range reflected discounts of 17.30% and of 20.68%, respectively. RP Financial considered the discounts under the P/B approach to be reasonable, given the nature of the calculation of the P/B ratio which mathematically results in a ratio discounted to book value. The discounts reflected under the P/B approach were also supported by the premiums reflected in the Company's P/E multiples.

Exhibit IV-10 provides a comparative analysis of the pro forma P/TB ratios for all standard conversions completed during the past twelve months and implied P/TB discounts relative to their respective peer group's P/TB ratios. The average and median P/TB discounts

Table 4.4
Public Market Pricing
BSB Bancorp, Inc. and the Comparables
As of May 13, 2011

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)								
																	Reported		Core		
	Price/ Share(1) ($)	Market Value ($Mil)	Core 12 Month EPS(2) ($)	Book Value/ Share ($)	P/E (x)	P/B (%)	P/A (%)	P/TB (%)	P/Core (x)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	Tang Eq/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)	Offering Size ($Mil)
BSB Bancorp, Inc.																					
Superrange	$10.00	$91.73	$0.08	$13.93	38.15x	71.79%	15.04%	71.79%	128.00x	$0.00	0.00%	0.00%	$610	20.95%	20.95%	0.36%	0.39%	1.88%	0.12%	0.56%	$ 89.9
Maximum	$10.00	$79.76	$0.09	$14.67	33.13x	68.17%	13.31%	68.17%	110.80x	$0.00	0.00%	0.00%	$599	19.54%	19.54%	0.37%	0.40%	2.06%	0.12%	0.62%	$ 78.2
Midpoint	$10.00	$69.36	$0.10	$15.53	28.77x	64.39%	11.76%	64.39%	95.96x	$0.00	0.00%	0.00%	$590	18.26%	18.26%	0.38%	0.41%	2.24%	0.12%	0.67%	$ 68.0
Minimum	$10.00	$58.96	$0.12	$16.68	24.43x	59.95%	10.16%	59.95%	81.24x	$0.00	0.00%	0.00%	$580	16.95%	16.95%	0.38%	0.42%	2.45%	0.13%	0.74%	$ 57.8
All Non-MHC Public Companies (7)																					
Averages	$11.52	$337.31	($0.08)	$14.21	16.94x	79.39%	9.60%	87.23%	19.06x	$0.22	1.63%	26.91%	$2,805	11.73%	11.05%	3.80%	0.02%	1.31%	-0.07%	0.36%	
Medians	$12.00	$62.06	$0.36	$13.70	15.53x	80.42%	9.30%	85.68%	17.24x	$0.16	1.12%	0.00%	$906	10.91%	9.71%	2.65%	0.41%	3.66%	0.29%	3.17%	
All Non-MHC State of MA(7)																					
Averages	$17.56	$173.94	$0.95	$17.06	16.89x	100.02%	13.67%	108.25%	20.64x	$0.31	1.84%	37.40%	$1,226	14.06%	13.28%	1.37%	0.49%	4.45%	0.50%	4.31%	
Medians	$14.38	$105.81	$0.47	$14.65	15.74x	96.22%	15.38%	104.69%	20.50x	$0.24	1.92%	48.48%	$807	14.91%	14.18%	0.95%	0.44%	4.13%	0.42%	3.78%	
Comparable Group Averages																					
Averages	$14.72	$79.86	$0.64	$16.68	17.72x	89.33%	11.60%	96.12%	20.40x	$0.18	1.17%	20.10%	$701	13.44%	12.96%	1.92%	0.51%	4.31%	0.44%	3.68%	
Medians	$14.20	$86.64	$0.74	$15.38	16.30x	86.81%	11.02%	90.51%	17.41x	$0.20	0.91%	17.39%	$582	11.81%	11.37%	1.41%	0.44%	4.41%	0.37%	3.85%	
Comparable Group																					
BFED Beacon Federal Bancorp of NY	$13.51	$86.64	$0.94	$17.36	15.53x	77.82%	8.38%	77.82%	14.37x	$0.20	1.48%	22.99%	$1,034	10.77%	10.77%	1.41%	0.53%	5.17%	0.57%	5.58%	
CBNJ Cape Bancorp, Inc. of NJ	$10.32	$137.40	$0.87	$10.60	11.73x	97.36%	12.94%	116.35%	11.86x	$0.00	0.00%	0.00%	$1,062	13.29%	11.37%	5.25%	1.10%	8.78%	1.09%	8.68%	
CEBK Central Bancorp of Somerville MA	$18.70	$31.43	$1.04	$21.98	14.27x	85.08%	6.14%	90.51%	17.98x	$0.20	1.07%	15.27%	$512	9.10%	8.70%	3.42%	0.41%	4.85%	0.33%	3.85%	
CBNK Chicopee Bancorp, Inc. of MA	$14.51	$86.77	$0.07	$15.38	NM	94.34%	14.92%	94.34%	NM	$0.00	0.00%	0.00%	$582	15.81%	15.81%	0.99%	0.10%	0.58%	0.07%	0.45%	
ESSA ESSA Bancorp, Inc. of PA	$11.32	$141.14	$0.29	$13.04	32.34x	86.81%	12.90%	86.81%	39.03x	$0.20	1.77%	57.14%	$1,094	14.86%	14.86%	1.92%	0.41%	2.55%	0.34%	2.11%	
ESBK Elmira Savings Bank, FSB of NY	$16.75	$32.90	$1.19	$19.31	6.81x	86.74%	6.58%	131.58%	14.08x	$0.80	4.78%	32.52%	$500	11.29%	8.94%	NA	0.97%	8.65%	0.47%	4.18%	
HBNK Hampden Bancorp, Inc. of MA	$13.40	$91.11	$0.24	$13.66	NM	98.10%	15.84%	98.10%	NM	$0.12	0.90%	42.86%	$575	16.15%	16.15%	2.52%	0.33%	2.03%	0.28%	1.74%	
NFSB New port Bancorp, Inc. of RI	$14.20	$49.54	$0.56	$14.39	24.91x	98.68%	11.02%	98.68%	25.36x	$0.00	0.00%	0.00%	$450	11.17%	11.17%	0.13%	0.44%	3.98%	0.43%	3.91%	
OBAF OBA Financial Services Inc. of MD	$14.80	$68.51	$0.17	$17.47	NM	84.72%	19.25%	84.72%	NM	$0.00	0.00%	0.00%	$356	22.72%	22.72%	0.97%	0.23%	1.04%	0.22%	0.98%	
OSHC Ocean Shore Holding Co. of NJ	$12.46	$90.92	$0.74	$13.94	17.07x	89.38%	10.56%	89.38%	16.84x	$0.24	1.93%	32.88%	$861	11.81%	11.81%	0.69%	0.65%	5.33%	0.66%	5.40%	
THRD TF Financial Corp. of New tow n PA	$21.99	$62.06	$0.93	$26.32	19.12x	83.55%	9.07%	88.99%	23.65x	$0.20	0.91%	17.39%	$684	10.86%	10.26%	NA	0.46%	4.41%	0.37%	3.56%	

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is show n on a pro forma basis w here appropriate.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources w e believe are reliable, but w e cannot guarantee the accuracy or completeness of such information.

equaled 22.00% and 21.43%, respectively, and the average and median one week price change for the standard conversions equaled 10.79% and 11.70%, respectively. In general, the pro forma P/TB discount to the peer group tends to increase as the peer group's P/TB ratio approaches or exceeds 100%, given the pro forma calculation of the converting institution's pro forma P/TB in which the resulting percentage increase in the P/TB ratio declines as the value is increased by a consistent percentage. For example, BSB Bancorp's P/TB ratio is 7.8% higher at the midpoint compared to the minimum of the valuation range, while the P/TB ratio is only 5.6% higher at the super maximum compared to the maximum of the valuation range.

3. Price-to-Assets ("P/A"). The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Company's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the $69.4 million midpoint of the valuation range, the Company's value equaled 11.76% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 11.60%, which implies a premium of 1.38% has been applied to the Company's pro forma P/A ratio. In comparison to the Peer Group's median P/A ratio of 11.02%, the Company's pro forma P/A ratio at the midpoint value reflects a premium of 6.72%.

Comparison to Recent Offerings

As indicated at the beginning of this chapter, RP Financial's analysis of recent conversion offering pricing characteristics at closing and in the aftermarket has been limited to a "technical" analysis and, thus, the pricing characteristics of recent conversion offerings cannot be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). As discussed previously, three standard conversion offerings were completed during the past three months. In comparison to the 53.7% average closing forma P/TB ratio of the three recent standard conversions, the Company's P/TB ratio of 64.39% at the midpoint value reflects an implied premium of 19.91%. At the top of the super range, the Company's P/TB ratio of 71.79% reflects an implied premium of 33.69% relative to the recent standard conversions average P/TB ratio at closing. As previously noted, all three of the recent standard conversions maintained higher levels of non-performing assets relative to BSB Bancorp. The current P/TB ratio of the only recent standard conversion that is publicly-traded equaled 67.66%, based on closing stock prices as of May 13, 2011. In comparison to the current P/TB ratio of the recent publicly-traded standard conversion, the Company's P/TB ratio at the midpoint value reflects an implied discount of 4.83% and at the top of the super range reflects an implied premium of 6.10%.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of May 13, 2011, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, including shares to be issued to the Foundation, equaled $69,360,000 at the midpoint, equal to 6,936,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $58,956,000 and a maximum value of $79,764,000. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 5,895,600 at the minimum and 7,976,400 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a super maximum value of $91,728,600 without a resolicitation. Based on the $10.00 per share offering price, the super maximum value would result in total shares outstanding of 9,172,860. Based on this valuation range, the offering range is as follows: $57,800,000 at the minimum, $68,000,000 at the midpoint, $78,200,000 at the maximum and $89,930,000 at the super maximum. Based on the $10.00 per share offering price, the number of offering shares is as follows: 5,780,000 at the minimum, 6,800,000 at the midpoint, 7,820,000 at the maximum and 8,993,000 at the super maximum. The pro forma valuation calculations relative to the Peer Group are shown in Table 4.4 and are detailed in Exhibit IV-7 and Exhibit IV-8.

EXHIBITS

LIST OF EXHIBITS

LIST OF EXHIBITS (continued)

EXHIBIT I-1

BSB Bancorp, Inc.
Map of Office Locations

Exhibit I-1
BSB Bancorp, Inc.
Map of Office Locations


Main Office
Branches
Middlesex County
Cambridge
Boston
Waltham
Watertown
Belmont
Fresh Pond
Spy Pond
Medford
Concord Ave
Mass Pike
Channing Rd
Copyright © and (P) 1988-2009 Microsoft Corporation and/or its suppliers. All rights reserved.

EXHIBIT I-2

BSB Bancorp, Inc.
Audited Financial Statements
[Incorporated by Reference]

EXHIBIT I-3

BSB Bancorp, Inc.
Key Operating Ratios

Exhibit I-3
BSB Bancorp, Inc.
Key Operating Ratios

	At or For the Three Months Ended March 31,		At or For the Years Ended December 31,		At or For the Three Months Ended December 31,		At or For the Years Ended September 30,			
	2011	2010	2010	2009	2009	2008	2009	2008	2007	2006
Selected Financial Ratios and Other Data (unaudited):										
Performance Ratios:										
Return on average assets (1)	1.23%	0.72%	0.36%	0.69%	0.72%	(0.90)%	0.29%	(0.10)%	0.18%	0.08%
Return on average equity (1)	13.17%	8.22%	4.04%	8.11%	8.28%	(10.49)%	3.39%	(1.02)%	1.87%	0.85%
Interest rate spread (1)(2)	2.81%	2.70%	2.65%	2.44%	2.53%	2.28%	2.38%	1.94%	1.80%	2.06%
Net interest margin (1)(3)	2.99%	2.91%	2.86%	2.67%	2.76%	2.55%	2.62%	2.25%	2.14%	2.32%
Efficiency ratio (4)	56.10%	60.56%	83.82%	61.53%	62.34%	244.56%	74.73%	108.98%	90.37%	93.83%
Non-interest expense to average total assets (1)	2.99%	2.15%	2.57%	2.10%	2.17%	2.00%	2.06%	2.04%	2.08%	2.28%
Average interest-earning assets to average interest-bearing liabilities	114.11%	111.70%	112.86%	110.73%	111.78%	110.03%	110.28%	109.86%	110.18%	109.17%
Average equity to average total assets	9.33%	8.78%	9.02%	8.52%	8.75%	8.55%	8.47%	9.37%	9.43%	9.21%
Asset Quality Ratios:										
Non-performing assets to total assets	0.42%	0.45%	0.34%	0.38%	0.38%	0.23%	0.50%	0.31%	0.16%	0.02%
Non-performing loans to total loans	0.58%	0.65%	0.50%	0.54%	0.54%	0.31%	0.69%	0.42%	0.22%	0.03%
Allowance for loan losses to non-performing loans	149.85%	120.39%	169.24%	129.21%	129.21%	184.70%	93.03%	116.86%	200.71%	1,516.09%
Allowance for loan losses to total loans	0.86%	0.78%	0.85%	0.70%	0.70%	0.57%	0.64%	0.49%	0.44%	0.40%
Capital Ratios:										
Total capital to risk-weighted assets	13.80%	13.85%	14.76%	13.76%	13.76%	13.31%	13.79%	14.00%	15.39%	16.46%
Tier 1 capital to risk-weighted assets	12.88%	13.05%	13.61%	13.02%	13.02%	12.65%	13.08%	13.43%	14.83%	15.94%
Tier 1 capital to total average assets	9.35%	8.83%	9.25%	8.73%	8.73%	8.38%	8.58%	8.80%	9.59%	9.11%
Other Data:										
Number of full service offices	4	4	4	4	4	4	4	4	4	4
Full time equivalent employees	83	71	86	73	73	72	75	72	75	82

(1) Ratios for the three-month periods ended March 31, 2011 and 2010 and December 31, 2009 and 2008 are annualized.
(2) The interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the period.
(3) The net interest margin represents net interest and dividend income as a percent of average interest-earning assets for the period.
(4) The efficiency ratio represents non-interest expense divided by the sum of net interest and dividend income and non-interest and dividend income.

Source: BSB Bancorp's prospectus.

EXHIBIT I-4

BSB Bancorp, Inc.
Investment Portfolio Composition

Exhibit I-4
BSB Bancorp, Inc.
Investment Portfolio Composition

	At March 31, 2011		At December 31,				At September 30,			
			2010		2009		2009		2008	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)									
Securities held to maturity:										
U.S. government and federal agency obligations	$ 15,611	$ 15,815	$ 23,419	$ 23,668	$ 16,606	$ 16,937	$ 15,605	$ 15,993	$ 22,943	$ 22,903
U.S. government sponsored mortgage-backed securities	16,445	16,972	18,574	19,170	27,916	28,442	25,399	26,116	17,695	17,624
Corporate debt securities	46,940	47,888	51,906	52,923	47,182	47,873	41,466	42,222	32,268	29,495
Total securities held to maturity	$ 78,996	$ 80,675	$ 93,899	$ 95,761	$ 91,704	$ 93,252	$ 82,470	$ 84,331	$ 72,906	$ 70,022

	At March 31, 2011		At December 31,				At September 30,			
			2010		2009		2009		2008	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)									
Securities trading:										
Marketable equity securities	$ —	$ —	$ —	$ —	$ 12,154	$ 11,455	$ 12,154	$ 10,576	$ 12,154	$ 12,010
Total securities trading	$ —	$ —	$ —	$ —	$ 12,154	$ 11,455	$ 12,154	$ 10,576	$ 12,154	$ 12,010

	At March 31, 2011		At December 31,				At September 30,			
			2010		2009		2009		2008	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)									
Securities available for sale:										
Marketable equity securities	$ 1	$ 1	$ 12,154	$ 14,274	$ —	$ —	$ —	$ —	$ —	$ —
Total securities available for sale	$ 1	$ 1	$ 12,154	$ 14,274	$ —	$ —	$ —	$ —	$ —	$ —

Source: BSB Bancorp's prospectus.

EXHIBIT I-5

BSB Bancorp, Inc.
Yields and Costs

Exhibit I-5
BSB Bancorp, Inc.
Yields and Costs

	At March 31, 2011	For the Three Months Ended March 31,					
		2011			2010		
	Yield/ Rate	Average Outstanding Balance	Interest	Yield/ Rate[(1)]	Average Outstanding Balance	Interest	Yield/ Rate[(1)]
		(Dollars in thousands)					
Interest-earning assets:							
Total loans	4.91%	$ 358,826	$ 4,407	4.98%	$ 352,501	$ 4,718	5.43%
Securities	4.32	100,158	679	2.75	103,994	851	3.32
FHLB Stock	—	8,038	6	0.30	8,038	—	—
Other	0.25	13,598	2	0.06	15,995	2	0.05
Total interest-earning assets	4.57	480,620	5,094	4.30	480,528	5,571	4.70
Non-interest-earning assets		23,931			25,898		
Total assets		$ 504,551			$ 506,426		
Interest-bearing liabilities:							
Regular savings accounts	0.74%	$ 162,272	$ 280	0.70%	$ 125,104	$ 286	0.93%
Checking accounts	0.17	23,518	7	0.12	28,276	11	0.16
Money market accounts	0.31	13,416	10	0.30	13,374	24	0.73
Certificates of deposit	1.95	125,808	593	1.91	127,303	692	2.20
Total interest-bearing deposits	1.10	325,014	890	1.11	294,057	1,013	1.40
Federal Home Loan Bank advances	2.49	89,094	605	2.75	127,122	1,037	3.31
Securities sold under agreements to repurchase	0.65	2,863	5	0.71	3,345	8	0.97
Other borrowed funds	3.00	4,225	45	4.32	5,662	60	4.30
Total interest-bearing liabilities	1.40	421,196	1,545	1.49	430,186	2,118	2.00
Non-interest-bearing liabilities		36,265			31,776		
Total liabilities		457,461			461,962		
Equity		47,090			44,464		
Total liabilities and equity		$ 504,551			$ 506,426		
Net interest and dividend income			$ 3,549			$ 3,453	
Net interest rate spread [(2)]				2.81%			2.70%
Net interest-earning assets [(3)]		$ 59,424			$ 50,342		
Net interest margin [(4)]				2.99%			2.91%
Average interest-earning assets to interest-bearing liabilities		114.11%			111.70%		

Exhibit I-5 (continued)
BSB Bancorp, Inc.
Yields and Costs

	For the Years Ended December 31,					
	2010			2009		
	Average Outstanding Balance	Interest	Yield/ Rate	Average Outstanding Balance	Interest	Yield/ Rate
	(Dollars in thousands)					
Interest-earning assets:						
Total loans	$ 343,774	$ 17,980	5.23%	$ 364,509	$ 19,728	5.41%
Securities	109,221	3,212	2.94	91,444	3,350	3.66
FHLB Stock	8,038	—	—	8,038	—	—
Other	15,994	9	0.06	11,710	16	0.14
Total interest-earning assets	477,027	21,201	4.44	475,701	23,094	4.85
Non-interest-earning assets	24,338			21,308		
Total assets	$ 501,365			$ 497,009		
Interest-bearing liabilities:						
Regular savings accounts	$ 135,033	$ 1,094	0.81%	$ 105,155	$ 1,091	1.04%
Checking accounts	27,728	41	0.15	30,404	62	0.20
Money market accounts	14,129	82	0.58	12,369	104	0.84
Certificates of deposit	126,474	2,625	2.08	127,439	3,353	2.63
Total interest-bearing deposits	303,364	3,842	1.27	275,367	4,610	1.67
Federal Home Loan Bank advances	110,268	3,457	3.14	143,596	5,402	3.76
Securities sold under agreements to repurchase	3,655	33	0.90	3,954	42	1.06
Other borrowed funds	5,402	236	4.37	6,697	317	4.73
Total interest-bearing liabilities	422,689	7,568	1.79	429,614	10,371	2.41
Non-interest-bearing liabilities	33,475			25,069		
Total liabilities	456,164			454,683		
Equity	45,201			42,326		
Total liabilities and equity	$ 501,365			$ 497,009		
Net interest and dividend income		$ 13,633			$ 12,723	
Net interest rate spread [2]			2.65%			2.44%
Net interest-earning assets [3]	$ 54,338			$ 46,087		
Net interest margin [4]			2.86%			2.67%
Average interest-earning assets to interest-bearing liabilities	112.86%			110.73%		

(footnotes on following page)

Exhibit I-5 (continued)
BSB Bancorp, Inc.
Yields and Costs

	For the Three Months Ended December 31,						For the Years Ended September 30,					
	2009			2008			2009			2008		
	Average Outstanding Balance	Interest	Yield/ Rate [(1)]	Average Outstanding Balance	Interest	Yield/ Rate [(1)]	Average Outstanding Balance	Interest	Yield/ Rate	Average Outstanding Balance	Interest	Yield/ Rate
	(Dollars in thousands)											
Interest-earning assets:												
Total loans	$ 358,441	$ 4,800	5.31%	$ 367,035	$ 5,158	5.58%	$ 366,625	$ 20,085	5.48%	$ 336,518	$ 19,010	5.65%
Securities	97,235	837	3.42	82,830	878	4.21	87,813	3,390	3.86	86,058	3,697	4.30
FHLB Stock	8,038	—	—	8,017	46	2.28	8,033	46	0.57	6,237	234	3.75
Other	14,321	4	0.11	8,987	6	0.26	10,365	18	0.17	4,854	91	1.87
Total interest-earning assets	478,035	5,641	4.68	466,869	6,088	5.17	472,836	23,539	4.98	433,667	23,032	5.31
Non-interest-earning assets	23,732			19,353			20,241			23,285		
Total assets	$ 501,767			$ 486,222			$ 493,077			$ 456,952		
Interest-bearing liabilities:												
Regular savings accounts	$ 116,028	$ 291	1.00%	$ 96,016	$ 320	1.32%	$ 100,111	$ 1,120	1.12%	$ 98,603	$ 1,795	1.82%
Checking accounts	30,320	12	0.16	27,840	38	0.54	29,779	88	0.30	30,302	247	0.82
Money market accounts	12,623	23	0.72	11,767	39	1.31	12,153	120	0.99	12,344	191	1.55
Certificates of deposit	125,614	739	2.33	122,845	975	3.15	126,741	3,588	2.83	127,450	5,263	4.13
Total interest-bearing deposits	284,585	1,065	1.48	258,468	1,372	2.11	268,784	4,916	1.83	268,699	7,496	2.79
Federal Home Loan Bank advances	132,915	1,175	3.51	154,152	1,601	4.12	148,949	5,829	3.91	114,350	5,280	4.62
Securities sold under agreements to repurchase	4,305	11	1.01	4,263	19	1.77	3,943	50	1.27	3,513	73	2.08
Other borrowed funds	5,866	63	4.26	7,420	100	5.35	7,089	353	4.98	8,180	445	5.44
Total interest-bearing liabilities	427,671	2,314	2.15	424,303	3,092	2.89	428,765	11,148	2.60	394,742	13,294	3.37
Non-interest-bearing liabilities	30,205			20,333			22,568			19,406		
Total liabilities	457,876			444,636			451,333			414,148		
Equity	43,891			41,586			41,744			42,804		
Total liabilities and equity	$ 501,767			$ 486,222			$ 493,077			$ 456,952		
Net interest and dividend income		$ 3,327			$ 2,996			$ 12,391			$ 9,738	
Net interest rate spread [(2)]			2.53%			2.28%			2.38%			1.94%
Net interest-earning assets [(3)]	$ 50,364			$ 42,566			$ 44,071			$ 38,925		
Net interest margin [(4)]			2.76%			2.55%			2.62%			2.25%
Average interest-earning assets to interest-bearing liabilities	111.78%			110.03%			110.28%			109.86%		

(1) Yields and rates for the three-month periods ended March 31, 2011 and 2010 and December 31, 2009 and 2008 are annualized.
(2) Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(3) Net interest-earning assets represents total interest-earning assets less total interest-bearing liabilities.
(4) Net interest margin represents net interest and dividend income divided by average total interest-earning assets.

Source: BSB Bancorp's prospectus.

EXHIBIT I-6

BSB Bancorp, Inc.
Loan Loss Allowance Activity

Exhibit I-6
BSB Bancorp, Inc.
Loan Loss Allowance Activity

	At or For the Three Months Ended March 31,		At or For the Years Ended December 31,		At or For the Three Months Ended December 31,		At or For the Years Ended September 30,			
	2011	2010	2010	2009	2009	2008	2009	2008	2007	2006
Balance at beginning of period	$ 2,889	$ 2,473	$ 2,473	$ 2,124	$ 2,321	$ 1,747	$ 1,747	$ 1,407	$ 1,319	$ 997
Charge-offs:										
Mortgage Loans:										
One- to four-family	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial real estate loans	—	—	—	—	—	—	—	—	—	—
Construction loans	—	—	—	—	—	—	—	—	—	—
Equity lines of credit	—	—	—	—	—	—	—	—	—	—
Commercial loans	(37)	—	(6)	—	—	—	—	(23)	(2)	—
Consumer loans:										
Indirect auto loans	—	—	—	—	—	—	—	—	—	—
Other consumer loans	(4)	(10)	(24)	(32)	(1)	(8)	(38)	(17)	(21)	(18)
Total charge-offs	(41)	(10)	(30)	(32)	(1)	(8)	(38)	(40)	(23)	(18)
Recoveries:										
Mortgage Loans:										
One- to four-family	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial real estate loans	—	—	—	—	—	—	—	—	—	—
Construction loans	—	—	—	—	—	—	—	—	—	—
Equity lines of credit	—	—	—	—	—	—	—	—	—	—
Commercial loans	—	—	—	—	—	—	—	—	—	—
Consumer loans:										
Indirect auto loans	—	—	—	—	—	—	—	—	—	—
Other consumer loans	4	4	8	15	1	2	15	5	11	6
Total recoveries	4	4	8	15	1	2	15	5	11	6
Net (charge-offs) recoveries	$ (37)	$ (6)	$ (22)	$ (17)	$ —	$ (6)	$ (23)	$ (35)	$ (12)	$ (12)
Provision (recovery to allowance) for loan losses	476	284	438	366	152	383	597	375	100	334
Balance at end of period	$ 3,328	$ 2,751	$ 2,889	$ 2,473	$ 2,473	$ 2,124	$ 2,321	$ 1,747	$ 1,407	$ 1,319
Ratios:										
Net charge-offs to average loans outstanding (annualized)	(0.04)%	(0.01)%	(0.01)%	0.00%	0.00%	(0.01)%	(0.01)%	(0.01)%	0.00%	0.00%
Allowance for loan losses to non-performing loans at end of period	149.85%	120.39%	169.24%	129.21%	129.21%	184.70%	93.03%	116.86%	200.71%	1,516.09%
Allowance for loan losses to total loans at end of period	0.86%	0.78%	0.85%	0.70%	0.70%	0.57%	0.64%	0.49%	0.44%	0.40%

Source: BSB Bancorp's prospectus.

EXHIBIT I-7

BSB Bancorp, Inc.
Interest Rate Risk Analysis

Exhibit I-7
BSB Bancorp, Inc.
Interest Rate Risk Analysis

Change in Interest Rates (basis points) (1)	NII Change Year One (% Change From Year One Base)
Shock +300	-4.2%
+200	-3.6%
- 100	.5%

(1) The calculated change for -100 bp and +200bp, assume a gradual parallel shift across the yield curve over a one-year period. The calculated change for "Shock +300" assumes that market rates experience an instantaneous and sustained increase of 300bp.

Source: BSB Bancorp's prospectus.

EXHIBIT I-8

BSB Bancorp, Inc.
Fixed and Adjustable Rate Loans

Exhibit I-8
BSB Bancorp, Inc.
Fixed and Adjustable Rate Loans

	Due After December 31, 2011		
	Fixed	Adjustable	Total
		(In thousands)	
Mortgage Loans:			
One- to four-family	$ 48,506	$ 134,883	$ 183,389
Commercial real estate loans	34,536	55,823	90,359
Equity lines of credit	—	30,921	30,921
Construction loans	1,452	924	2,376
Second mortgage loans	503	—	503
Total mortgage loans	84,997	222,551	307,548
Commercial loans	762	13,162	13,924
Consumer loans:			
Indirect auto loans	3,697	—	3,697
Other consumer loans	1,385	—	1,385
Total loans	$ 90,841	$ 235,713	$ 326,554

Source: BSB Bancorp's prospectus.

EXHIBIT I-9

BSB Bancorp, Inc.
Loan Portfolio Composition

Exhibit I-9
BSB Bancorp, Inc.
Loan Portfolio Composition

	At March 31, 2011		At December 31, 2010		At December 31, 2009	
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)					
Mortgage loans:						
One- to four-family	$ 174,693	45.40%	$ 183,584	54.11%	$ 212,776	60.15%
Commercial real estate loans (1)	113,068	29.38	91,221	26.89	80,783	22.84
Equity lines of credit	33,693	8.75	30,921	9.11	30,676	8.67
Construction loans	14,798	3.84	13,835	4.08	19,057	5.39
Second mortgage loans	510	0.13	503	0.15	557	0.16
Total mortgage loans	336,762	87.50	320,064	94.34	343,849	97.21
Commercial loans	16,487	4.28	14,012	4.13	8,877	2.50
Consumer loans:						
Indirect auto loans	30,363	7.89	3,717	1.10	—	—
Other consumer loans (2)	1,276	0.33	1,467	0.43	1,005	0.29
Total loans	384,888	100.0%	339,260	100.0%	353,731	100.0%
Other items:						
Unearned costs and premiums, net	1,454		565		495	
Allowance for loan losses	(3,328)		(2,889)		(2,473)	
Total loans, net	$ 383,014		$ 336,936		$ 351,753	

	At September 30, 2009		At September 30, 2008		At September 30, 2007		At September 30, 2006	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)							
Mortgage loans:								
One- to four-family	$ 221,511	61.37%	$ 249,275	69.30%	$ 231,859	71.99%	$ 257,611	78.14%
Commercial real estate loans (1)	79,375	21.98	60,437	16.80	52,530	16.31	42,473	12.88
Equity lines of credit	29,934	8.29	23,294	6.48	16,968	5.27	11,450	3.47
Construction loans	20,124	5.58	16,243	4.52	13,671	4.24	8,294	2.52
Second mortgage loans	596	0.17	675	0.19	960	0.30	948	0.29
Total mortgage loans	351,540	97.39	349,924	97.29	315,988	98.11	320,776	97.30
Commercial loans	8,448	2.34	9,023	2.51	5,049	1.57	8,038	2.44
Consumer loans:								
Indirect auto loans	—	—	—	—	—	—	—	—
Other consumer loans (2)	980	0.27	732	0.20	1,025	0.32	870	0.26
Total loans	360,968	100.0%	359,679	100.0%	322,062	100.0%	329,684	100.0%
Other items:								
Unearned costs and premiums, net	548		483		384		407	
Allowance for loan losses	(2,321)		(1,747)		(1,407)		(1,319)	
Total loans, net	$ 359,195		$ 358,415		$ 321,039		$ 328,772	

Source: BSB Bancorp's prospectus.

EXHIBIT I-10

BSB Bancorp, Inc.
Contractual Maturity by Loan Type

Exhibit I-10
BSB Bancorp, Inc.
Contractual Maturity by Loan Type

	One- to Four-Family Loans		Commercial Real Estate Loans		Equity Lines of Credit		Construction Loans	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)							
Due During the Twelve Months Ending December 31,								
2011	$ 195	6.50%	$ 862	6.79%	$ —	—%	$ 11,459	6.46%
2012	370	5.30	2,662	6.07	10	7.00	1,452	5.65
2013	1,405	4.97	4,323	5.84	23	7.00	—	—
2014 to 2015	700	5.75	4,655	6.12	62	6.25	—	—
2016 to 2020	24,432	4.93	60,395	6.15	1,270	4.57	—	—
2021 to 2025	6,388	4.58	15,208	5.80	3,631	5.07	—	—
2026 and beyond	150,094	4.66	3,116	6.32	25,925	3.91	924	4.91
Total	$ 183,584	4.70%	$ 91,221	6.08%	$ 30,921	4.08%	$ 13,835	6.27%

	Commercial Loans		Second Mortgage Loans		Indirect Auto Loans		Other Consumer Loans		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)									
Due During the Twelve Months Ending December 31,										
2011	$ 88	5.13%	$ —	—%	$ 20	4.51%	$ 82	15.67%	$ 12,706	6.36%
2012	31	6.00	—	—	—	—	998	2.89	5,523	3.85
2013	113	6.79	—	—	38	3.13	52	12.01	5,954	5.69
2014 to 2015	342	5.50	8	7.88	884	4.89	169	10.62	6,820	5.90
2016 to 2020	—	—	430	5.84	2,775	4.66	145	7.76	89,447	5.75
2021 to 2025	—	—	65	7.69	—	—	21	8.24	25,313	5.39
2026 and beyond	13,438	3.79	—	—	—	—	—	—	193,497	4.53
Total	$14,012	3.87%	$ 503	6.11%	$ 3,717	4.48%	$ 1,467	5.38%	$ 339,260	5.05%

Source: BSB Bancorp's prospectus.

EXHIBIT I-11

BSB Bancorp, Inc.
Loan Originations, Purchases, Sales and Repayments

Exhibit I-11
BSB Bancorp, Inc.
Loan Originations, Purchases, Sales and Repayments

	For the Three Months Ended March 31,		For the Years Ended December 31,		For the Three Months Ended December 31,		For the Years Ended September 30,			
	2011	2010	2010	2009	2009	2008	2009	2008	2007	2006
					(In thousands)					
Originations by type:										
Mortgage Loans:										
One- to four-family	$ 5,387	$ 5,184	$ 20,112	$ 34,368	$ 7,553	$ 5,374	$ 25,878	$ 38,896	$ 17,715	$ 45,606
Commercial real estate loans	24,285	6,692	21,315	22,218	4,899	11,111	28,430	24,477	19,767	20,920
Construction loans	1,806	4,547	14,613	16,134	1,941	16,833	31,027	16,203	19,708	9,343
Equity lines of credit	6,911	4,189	17,833	26,500	5,057	7,703	29,146	25,947	24,100	19,063
Second mortgage loans	—	—	—	15	—	48	63	—	1,055	—
Total mortgage loans	38,389	20,612	73,873	99,235	19,450	41,069	114,544	105,523	82,345	94,932
Commercial loans	7,188	6,744	34,459	22,573	3,448	4,245	23,369	19,282	14,151	10,788
Consumer loans:										
Indirect auto loans	29,598	—	3,812	—	—	—	—	—	—	—
Other consumer loans	2,375	325	6,633	959	232	125	854	443	908	880
Total loans originated	$ 77,550	$ 27,681	$ 118,777	$ 122,767	$ 23,130	$ 45,439	$ 138,767	$ 125,248	$ 97,404	$ 106,600
Purchases:										
Mortgage Loans:										
One- to four-family	$ 1,345	$ 417	$ 3,121	$ 3,693	$ 168	$ 5,936	$ 15,771	$ 30,116	$ 14,704	$ 30,593
Commercial real estate loans	—	—	—	—	—	2,625	2,625	—	—	—
Construction loans	—	—	—	—	—	—	—	—	—	850
Equity lines of credit	—	—	—	—	—	—	—	—	—	—
Second mortgage loans	—	—	—	—	—	—	—	—	—	—
Total mortgage loans	1,345	417	3,121	3,693	168	8,561	18,396	30,116	14,704	31,443
Commercial loans	—	—	—	—	—	—	—	—	—	—
Consumer loans:										
Indirect auto loans	—	—	—	—	—	—	—	—	—	—
Other consumer loans	—	—	—	—	—	—	—	—	—	—
Total loans purchased	$ 1,345	$ 417	$ 3,121	$ 3,693	$ 168	$ 8,561	$ 18,396	$ 30,116	$ 14,704	$ 31,443

Exhibit I-11 (continued)
BSB Bancorp, Inc.
Loan Originations, Purchases, Sales and Repayments

	For the Three Months Ended March 31,		For the Years Ended December 31,		For the Three Months Ended December 31,		For the Years Ended September 30,			
	2011	2010	2010	2009	2009	2008	2009	2008	2007	2006
					(In thousands)					
Sales and repayments:										
Mortgage Loans:										
One- to four-family	$ —	$ —	$ —	$ —	$ —	$ (6,817)	$ (6,817)	$ —	$ (1,157)	$ (18,189)
Commercial real estate loans	—	—	—	(1,000)	—	—	(1,000)	—	(4,500)	(2,500)
Construction loans	—	—	—	—	—	—	—	—	—	—
Equity lines of credit	—	—	—	—	—	—	—	—	—	—
Second mortgage loans	—	—	—	—	—	—	—	—	—	—
Total mortgage loans	—	—	—	(1,000)	—	(6,817)	(7,817)	—	(5,657)	(20,689)
Commercial loans	—	—	—	—	—	—	—	—	—	—
Consumer loans:										
Indirect auto loans	—	—	—	—	—	—	—	—	—	—
Other consumer loans	—	—	—	—	—	—	—	—	—	—
Total loans sold	$ —	$ —	$ —	$ (1,000)	$ —	$ (6,817)	$ (7,817)	$ —	$ (5,657)	$ (20,689)
Principal repayments	(35,468)	(31,567)	(139,779)	(146,834)	(32,509)	(28,833)	(143,159)	(120,549)	(109,748)	(73,458)
Total reductions	$ (35,468)	$ (31,567)	$ (139,779)	$ (147,834)	$ (32,509)	$ (35,650)	$ (150,976)	$ (120,549)	$ (115,405)	$ (94,147)
Increase (decrease) in other items, net	2,651	(463)	3,064	4,914	1,768	(8,552)	(5,407)	2,560	(4,435)	(3,262)
Net increase (decrease)	$ 46,078	$ (3,932)	$ (14,817)	$ (16,460)	$ (7,443)	$ 9,798	$ 780	$ 37,375	$ (7,732)	$ 40,634

Source: BSB Bancorp's prospectus.

EXHIBIT I-12

BSB Bancorp, Inc.
Non-Performing Assets

Exhibit I-12
BSB Bancorp, Inc.
Non-Performing Assets

	At March 31,	At December 31,		At September 30,			
	2011	2010	2009	2009	2008	2007	2006
			(Dollars in thousands)				
Non-accrual loans:							
Mortgage Loans:							
One- to four-family	$ 1,315	$ 1,053	$ 1,636	$ 1,255	$ 1,486	$ 696	$ —
Commercial real estate loans	—	—	—	1,161	—	—	—
Construction loans	—	—	—	—	—	—	—
Equity lines of credit	906	617	—	—	—	—	—
Second mortgage loans	—	—	—	—	—	—	—
Commercial loans	—	37	—	—	—	—	—
Consumer loans:							
Indirect auto loans	—	—	—	—	—	—	—
Other consumer loans	—	—	—	—	—	5	—
Total non-accrual loans	$ 2,221	$ 1,707	$ 1,636	$ 2,416	$ 1,486	$ 701	$ —
Loans delinquent 90 days or greater and still accruing:							
Mortgage Loans:							
One- to four-family	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial real estate loans	—	—	—	—	—	—	—
Construction loans	—	—	—	—	—	—	—
Equity lines of credit	—	—	277	77	—	—	69
Second mortgage loans	—	—	—	—	—	—	—
Commercial loans	—	—	—	—	—	—	6
Consumer loans:							
Indirect auto loans	—	—	—	—	—	—	—
Other consumer loans	—	—	1	2	9	—	12
Total loans delinquent 90 days or greater and still accruing	—	—	278	79	9	—	87
Total non-performing loans	$ 2,221	$ 1,707	$ 1,914	$ 2,495	$ 1,495	$ 701	$ 87
Other real estate owned:							
Mortgage Loans:							
One- to four-family	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial real estate loans	—	—	—	—	—	—	—
Construction loans	—	—	—	—	—	—	—
Equity lines of credit	—	—	—	—	—	—	—
Second mortgage loans	—	—	—	—	—	—	—
Commercial loans	—	—	—	—	—	—	—
Consumer loans:							
Indirect auto loans	—	—	—	—	—	—	—
Other consumer loans	—	—	—	—	—	—	—
Total other real estate owned	—	—	—	—	—	—	—
Total non-performing assets	$ 2,221	$ 1,707	$ 1,914	$ 2,495	$ 1,495	$ 701	$ 87
Ratios:							
Non-performing loans to total loans	0.58%	0.50%	0.54%	0.69%	0.42%	0.22%	0.03%
Non-performing assets to total assets	0.42%	0.34%	0.38%	0.50%	0.31%	0.16%	0.02%

(1) At March 31, 2011 and December 31, 2010, non-accrual loans included $624,000 and $629,000 of troubled debt restructurings, respectively. We had no troubled debt restructurings at December 31, 2009, and September 30, 2009, 2008, 2007 and 2006.

Source: BSB Bancorp's prospectus.

EXHIBIT I-13

BSB Bancorp, Inc.
Deposit Composition

Exhibit I-13
BSB Bancorp, Inc.
Deposit Composition

	For the Three Months Ended March 31, 2011			For the Years Ended December 31, 2010			2009		
	Average Balance	Percent	Weighted Average Rate	Average Balance	Percent	Weighted Average Rate	Average Balance	Percent	Weighted Average Rate
	(Dollars in thousands)								
Deposit type:									
Demand deposits	$ 30,060	8.47%	—%	$ 26,463	8.02%	—%	$ 19,984	6.77%	1.04%
Regular savings accounts	162,272	45.70	0.70	135,033	40.94	0.81	105,155	35.60	1.04
Checking accounts	23,518	6.62	0.12	27,728	8.41	0.15	30,404	10.29	0.20
Money market accounts	13,416	3.78	0.30	14,129	4.28	0.58	12,369	4.19	0.84
Certificates of deposit	125,808	35.43	1.91	126,474	38.35	2.08	127,439	43.15	2.63
Total deposits	$ 355,074	100.00%	1.00%	$ 329,827	100.00%	1.16%	$ 295,351	100.00%	1.56%

	For the Years Ended September 30, 2009			2008		
	Average Balance	Percent	Weighted Average Rate	Average Balance	Percent	Weighted Average Rate
	(Dollars in thousands)					
Deposit type:						
Demand deposits	$ 18,867	6.57%	—%	$ 15,183	5.35%	—%
Regular savings accounts	100,111	34.80	1.12	98,603	34.73	1.82
Checking accounts	29,779	10.35	0.30	30,302	10.67	0.82
Money market accounts	12,153	4.22	0.99	12,344	4.35	1.55
Certificates of deposit	126,741	44.06	2.83	127,450	44.90	4.13
Total deposits	$ 287,651	100.00%	1.71%	$ 283,882	100.00%	2.64%

Source: BSB Bancorp's prospectus.

EXHIBIT I-14

BSB Bancorp, Inc.
Maturity of Time Deposits

Exhibit I-14
BSB Bancorp, Inc.
Maturity of Time Deposits

	At March 31, 2011					
	Period to Maturity					
	Less Than or Equal to One Year	More Than One to Two Years	More Than Two to Three Years	More Than Three Years	Total	Percent of Total
	(Dollars in thousands)					
Interest Rate Range:						
2.99% and below.......	$ 62,136	$ 23,623	$ 4,437	$ 17,421	$ 107,617	80.37%
3.00% to 3.99%.........	11,171	6,524	4,174	2,546	24,415	18.23
4.00% to 4.99%.........	1,603	164	40	—	1,807	1.35
5.00% to 5.99%.........	68	—	—	—	68	0.05
Total..........................	$ 74,978	$ 30,311	$ 8,651	$ 19,967	$ 133,907	100.00%

Source: BSB Bancorp's prospectus.

EXHIBIT I-15

BSB Bancorp, Inc.
Borrowing Activity

Exhibit I-15
BSB Bancorp, Inc.
Borrowing Activity

At March 31, 2011, we had access to additional Federal Home Loan Bank advances of up to $35.2 million. The following table sets forth information concerning balances and interest rates on our Federal Home Loan Bank advances at the dates and for the periods indicated.

	At or For the Three Months Ended March 31,		At or For the Years Ended December 31,		At or For the Years Ended September 30,	
	2011	2010	2010	2009	2009	2008
	(Dollars in thousands)					
Balance at end of period	$ 93,800	$ 123,700	$ 92,800	$ 129,700	$ 137,450	$ 151,750
Average balance during period	$ 89,094	$ 127,122	$ 110,268	$ 143,596	$ 148,949	$ 114,350
Maximum outstanding at any month end	$ 93,800	$ 128,700	$ 128,700	$ 151,750	$ 154,750	$ 151,750
Weighted average interest rate at end of period	2.49%	3.18%	2.82%	3.38%	3.52%	4.17%
Average interest rate during period	2.75%	3.31%	3.14%	3.76%	3.91%	4.62%

The following table sets forth information concerning balances and interest rates on our repurchase agreements at the dates and for the periods indicated.

	At or For the Three Months Ended March 31,		At or For the Years Ended December 31,		At or For the Years Ended September 30,	
	2011	2010	2010	2009	2009	2008
	(Dollars in thousands)					
Balance at end of period	$ 3,086	$ 3,827	$ 2,654	$ 3,672	$ 4,533	$ 3,481
Average balance during period	$ 2,863	$ 3,345	$ 3,655	$ 3,954	$ 3,943	$ 3,513
Maximum outstanding at any month end	$ 3,086	$ 3,827	$ 5,249	$ 4,816	$ 4,816	$ 4,673
Weighted average interest rate at end of period	0.65%	1.00%	0.65%	1.00%	1.00%	1.98%
Average interest rate during period	0.71%	0.97%	0.90%	1.06%	1.27%	2.08%

Source: BSB Bancorp's prospectus.

EXHIBIT II-1

BSB Bancorp, Inc.
Description of Office Properties

Exhibit II-1
BSB Bancorp, Inc.
Description of Office Properties

Office Name and Address	Leased or Owned	Year Acquired or Leased
Full Service Banking Offices:		
Main Office 2 Leonard Street Belmont, Massachusetts 02478	Owned	1969
Cushing Square 78 Trapelo Road Belmont, Massachusetts 02478	Leased(1)	1994
Trapelo Road 277 Trapelo Road Belmont, Massachusetts 02478	Owned	1992
Watertown Square 53 Mount Auburn Street Watertown, Massachusetts 02472	Leased(2)	2001
Administrative Offices:		
Leonard Street 2 Leonard Street Belmont, Massachusetts 02478	Owned	1969
Concord Avenue 385 Concord Avenue Belmont, Massachusetts 02478	Leased(3)	2010
Fall River 10 N. Main Street Fall River, Massachusetts 02722	Leased(4)	2010

(1) Lease expires in March 2014.
(2) Lease expires in March 2012.
(3) Lease expires in September 2015.
(4) Lease expires in October 2015.

Source: BSB Bancorp's prospectus.

EXHIBIT II-2

Historical Interest Rates

Exhibit II-2
Historical Interest Rates(1)

Year/Qtr. Ended		Prime Rate	90 Day T-Bill	One Year T-Bill	10 Year T-Bond
2000:	Quarter 1	9.00%	5.88%	6.28%	6.03%
	Quarter 2	9.50%	5.88%	6.08%	6.03%
	Quarter 3	9.50%	6.23%	6.07%	5.80%
	Quarter 4	9.50%	5.89%	5.32%	5.12%
2001:	Quarter 1	8.00%	4.30%	4.09%	4.93%
	Quarter 2	6.75%	3.65%	3.72%	5.42%
	Quarter 3	6.00%	2.40%	2.49%	4.60%
	Quarter 4	4.75%	1.74%	2.17%	5.07%
2002:	Quarter 1	4.75%	1.79%	2.70%	5.42%
	Quarter 2	4.75%	1.70%	2.06%	4.86%
	Quarter 3	4.75%	1.57%	1.53%	3.63%
	Quarter 4	4.25%	1.22%	1.32%	3.83%
2003:	Quarter 1	4.25%	1.14%	1.19%	3.83%
	Quarter 2	4.00%	0.90%	1.09%	3.54%
	Quarter 3	4.00%	0.95%	1.15%	3.96%
	Quarter 4	4.00%	0.95%	1.26%	4.27%
2004:	Quarter 1	4.00%	0.95%	1.20%	3.86%
	Quarter 2	4.00%	1.33%	2.09%	4.62%
	Quarter 3	4.75%	1.70%	2.16%	4.12%
	Quarter 4	5.25%	2.22%	2.75%	4.24%
2005:	Quarter 1	5.75%	2.80%	3.43%	4.51%
	Quarter 2	6.00%	3.12%	3.51%	3.98%
	Quarter 3	6.75%	3.55%	4.01%	4.34%
	Quarter 4	7.25%	4.08%	4.38%	4.39%
2006:	Quarter 1	7.75%	4.63%	4.82%	4.86%
	Quarter 2	8.25%	5.01%	5.21%	5.15%
	Quarter 3	8.25%	4.88%	4.91%	4.64%
	Quarter 4	8.25%	5.02%	5.00%	4.71%
2007:	Quarter 1	8.25%	5.04%	4.90%	4.65%
	Quarter 2	8.25%	4.82%	4.91%	5.03%
	Quarter 3	7.75%	3.82%	4.05%	4.59%
	Quarter 4	7.25%	3.36%	3.34%	3.91%
2008:	Quarter 1	5.25%	1.38%	1.55%	3.45%
	Quarter 2	5.00%	1.90%	2.36%	3.99%
	Quarter 3	5.00%	0.92%	1.78%	3.85%
	Quarter 4	3.25%	0.11%	0.37%	2.25%
2009:	Quarter 1	3.25%	0.21%	0.57%	2.71%
	Quarter 2	3.25%	0.19%	0.56%	3.53%
	Quarter 3	3.25%	0.14%	0.40%	3.31%
	Quarter 4	3.25%	0.06%	0.47%	3.85%
2010:	Quarter 1	3.25%	0.16%	0.41%	3.84%
	Quarter 2	3.25%	0.18%	0.32%	2.97%
	Quarter 3	3.25%	0.18%	0.32%	2.97%
	Quarter 4	3.25%	0.12%	0.29%	3.30%
2011:	Quarter 1	3.25%	0.09%	0.30%	3.47%
As of May 13, 2011		3.25%	0.09%	0.19%	3.18%

(1) End of period data.

Sources: Federal Reserve and The Wall Street Journal.

EXHIBIT III-1

General Characteristics of Publicly-Traded Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
May 13, 2011

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat(1)	Total Assets(2) ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
California Companies										
BOFI	Bofi Holding, Inc. Of CA (3)	NASDAQ	San Diego, CA	Thrift	1,736	1	06-30	03/05	16.23	168
PROV	Provident Fin. Holdings of CA (3)	NASDAQ	Riverside, CA	M.B.	1,339	14	06-30	06/96	8.12	93
KFFG	Kaiser Federal Fin Group of CA (3)	NASDAQ	Covina, CA	Thrift	902	9	06-30	11/10	12.16	116
FPTB	First PacTrust Bancorp of CA (3)	NASDAQ	Chula Vista, CA	Thrift	835	9	12-31	08/02	14.53	141
BYFC	Broadway Financial Corp. of CA (3)	NASDAQ	Los Angeles, CA	Thrift	484 D	5	12-31	01/96	2.42	4
Florida Companies										
BKU	BankUnited, Inc. (3)	NYSE		Thrift	10,808	0		/	27.07	2,632
BBX	BankAtlantic Bancorp Inc of FL (3)	NYSE	FortLauderdaleFL	M.B.	4,528 S	101	12-31	11/83	0.90	57
FCFL	First Community Bk Corp of FL (3)	NASDAQ	Pinellas Park FL	Thrift	471 D	11	12-31	05/03	0.29	2
Mid-Atlantic Companies										
HCBK	Hudson City Bancorp, Inc of NJ (3)	NASDAQ	Paramus, NJ	Thrift	52,430	135	12-31	06/05	9.26	4,877
NYB	New York Community Bcrp of NY (3)	NYSE	Westbury, NY	Thrift	41,049	281	12-31	11/93	16.26	7,111
AF	Astoria Financial Corp. of NY (3)	NYSE	Lake Success, NY	Thrift	17,707	85	12-31	11/93	13.87	1,366
ISBC	Investors Bcrp MHC of NJ(43.0)	NASDAQ	Short Hills, NJ	Thrift	9,825	83	06-30	10/05	14.41	1,631
NWBI	Northwest Bancshares Inc of PA (3)	NASDAQ	Warren, PA	Thrift	8,122	172	06-30	12/09	12.19	1,313
PFS	Provident Fin. Serv. Inc of NJ (3)	NYSE	Jersey City, NJ	Thrift	6,825 D	83	12-31	01/03	13.99	840
BNCL	Beneficial Mut MHC of PA(43.7)	NASDAQ	Philadelphia, PA	Thrift	4,902	65	12-31	07/07	8.35	674
FFIC	Flushing Fin. Corp. of NY (3)	NASDAQ	Lake Success, NY	Thrift	4,317	19	12-31	11/95	13.83	434
DCOM	Dime Community Bancshars of NY (3)	NASDAQ	Brooklyn, NY	Thrift	4,143	25	12-31	06/96	14.19	492
TRST	TrustCo Bank Corp NY of NY (3)	NASDAQ	Glenville, NY	Thrift	4,008	133	12-31	/	5.67	438
WSFS	WSFS Financial Corp. of DE (3)	NASDAQ	Wilmington, DE	Div.	3,952	38	12-31	11/86	42.74	367
PBNY	Provident NY Bncrp, Inc. of NY (3)	NASDAQ	Montebello, NY	Thrift	2,919	37	09-30	01/04	9.02	343
KRNY	Kearny Fin Cp MHC of NJ (25.1)	NASDAQ	Fairfield, NJ	Thrift	2,894	40	06-30	02/05	9.23	627
ORIT	Oritani Financial Corp of NJ (3)	NASDAQ	Twnship of WA NJ	Thrift	2,557	23	06-30	06/10	12.56	706
NFBK	Northfield Bcp MHC of NY(43.4)	NASDAQ	Avenel, NY	Thrift	2,356	19	12-31	11/07	13.60	584
OCFC	OceanFirst Fin. Corp of NJ (3)	NASDAQ	Toms River, NJ	Thrift	2,263	23	12-31	07/96	13.92	262
ESBF	ESB Financial Corp. of PA (3)	NASDAQ	Ellwood City, PA	Thrift	1,925	24	12-31	06/90	12.30	182
ROMA	Roma Fin Corp MHC of NJ (26.2)	NASDAQ	Robbinsville, NJ	Thrift	1,853	27	12-31	07/06	10.55	319
PVSA	Parkvale Financial Corp of PA (3)	NASDAQ	Monroeville, PA	Thrift	1,791 D	47	06-30	07/87	10.30	57
ABBC	Abington Bancorp, Inc. of PA (3)	NASDAQ	Jenkintown, PA	Thrift	1,173	20	12-31	06/07	11.44	231
CSBK	Clifton Svg Bp MHC of NJ(35.8)	NASDAQ	Clifton, NJ	Thrift	1,125 D	12	03-31	03/04	10.93	286
ESSA	ESSA Bancorp, Inc. of PA (3)	NASDAQ	Stroudsburg, PA	Thrift	1,094	18	09-30	04/07	11.32	141
FXCB	Fox Chase Bancorp, Inc. of PA (3)	NASDAQ	Hatboro, PA	Thrift	1,071	11	12-31	06/10	13.28	193
CBNJ	Cape Bancorp, Inc. of NJ (3)	NASDAQ	Cape My Ct Hs,NJ	Thrift	1,062	17	12-31	02/08	10.32	137
BFED	Beacon Federal Bancorp of NY (3)	NASDAQ	East Syracuse NY	Thrift	1,034	8	12-31	10/07	13.51	87
SVBI	Severn Bancorp, Inc. of MD (3)	NASDAQ	Annapolis, MD	Thrift	968	4	12-31	/	4.10	41
OSHC	Ocean Shore Holding Co. of NJ (3)	NASDAQ	Ocean City, NJ	Thrift	861	10	12-31	12/09	12.46	91
HARL	Harleysville Svgs Fin Cp of PA (3)	NASDAQ	Harleysville, PA	Thrift	856	8	09-30	08/87	14.86	55
CARV	Carver Bancorp, Inc. of NY (3)	NASDAQ	New York, NY	Thrift	744 D	9	03-31	10/94	0.50	1
MLVF	Malvern Fed Bncp MHC PA(44.6)	NASDAQ	Paoli, PA	Thrift	691 D	9	09-30	05/08	8.00	49
FSBI	Fidelity Bancorp, Inc. of PA (3)	NASDAQ	Pittsburgh, PA	Thrift	685	13	09-30	06/88	8.98	27
THRD	TF Fin. Corp. of Newtown PA (3)	NASDAQ	Newtown, PA	Thrift	684	14	12-31	07/94	21.99	62
ONFC	Oneida Financial Corp. of NY (3)	NASDAQ	Oneida, NY	Thrift	662 D	13	12-31	07/10	8.60	62
BCSB	BCSB Bancorp, Inc. of MD (3)	NASDAQ	Baltimore, MD	Thrift	625	18	09-30	04/08	13.42	43
COBK	Colonial Financial Serv. of NJ (3)	NASDAQ	Bridgeton, NJ	Thrift	602	9	12-31	07/10	12.72	53
GCBC	Green Co Bcrp MHC of NY (44.1)	NASDAQ	Catskill, NY	Thrift	560	14	06-30	12/98	18.38	76
MGYR	Magyar Bancorp MHC of NJ(44.7)	NASDAQ	NW Brunswick, NJ	Thrift	538	6	09-30	01/06	4.50	26
BFSB	Brooklyn Fed MHC of NY (28.2)	NASDAQ	Brooklyn, NY	Thrift	524 J	5	09-30	04/05	0.53	7
PBIP	Prudential Bncp MHC PA (25.5)	NASDAQ	Philadelphia, PA	Thrift	524 D	7	09-30	03/05	6.45	65
ESBK	Elmira Svgs Bank, FSB of NY (3)	NASDAQ	Elmira, NY	Thrift	500 D	11	12-31	03/85	16.75	33
LSBK	Lake Shore Bnp MHC of NY(39.4)	NASDAQ	Dunkirk, NY	Thrift	479 D	10	12-31	04/06	10.88	65
ALLB	Alliance Bancorp, Inc. of PA (3)	NASDAQ	Broomall, PA	Thrift	472	9	12-31	01/11	10.86	59
NECB	NE Comm Bncrp MHC of NY (44.6)	NASDAQ	White Plains, NY	Thrift	466 D	7	12-31	07/06	6.40	84
STND	Standard Financial Corp. of PA (3)	NASDAQ	Monroeville, PA	Thrift	436	12	09-30	10/10	15.40	54
WSB	WSB Holdings, Inc. of Bowie MD (3)	NASDAQ	Bowie, MD	Thrift	409	5	12-31	08/88	2.81	22

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
May 13, 2011

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat(1)	Total Assets(2) ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-Atlantic Companies (continued)										
PBHC	Pathfinder BC MHC of NY (36.3)	NASDAQ	Oswego, NY	Thrift	409 D	14	12-31	11/95	9.22	23
OBAF	OBA Financial Serv. Inc of MD (3)	NASDAQ	Germantown, MD	Thrift	356	5	06-30	01/10	14.80	69
MSBF	MSB Fin Corp MHC of NJ (40.3)	NASDAQ	Millington, NJ	Thrift	349	5	06-30	01/07	5.50	28
FFCO	FedFirst Financial Corp of PA (3)	NASDAQ	Monessen, PA	Thrift	339	9	12-31	09/10	15.00	45
WVFC	WVS Financial Corp. of PA (3)	NASDAQ	Pittsburgh, PA	Thrift	247	6	06-30	11/93	8.85	18
CMSB	CMS Bancorp Inc of W Plains NY (3)	NASDAQ	White Plains, NY	Thrift	246	6	09-30	04/07	8.66	16
Mid-West Companies										
FBC	Flagstar Bancorp, Inc. of MI (3)	NYSE	Troy, MI	Thrift	13,018	176	12-31	04/97	1.44	797
TFSL	TFS Fin Corp MHC of OH (26.4)	NASDAQ	Cleveland, OH	Thrift	10,884	39	09-30	04/07	10.49	3,235
CFFN	Capitol Federal Fin Inc. of KS (3)	NASDAQ	Topeka, KS	Thrift	9,733	47	09-30	12/10	11.46	1,919
ABCW	Anchor BanCorp Wisconsin of WI (3)	NASDAQ	Madison, WI	M.B.	3,804 S	55	03-31	07/92	0.88	19
FPFC	First Place Fin. Corp. of OH (3)	NASDAQ	Warren, OH	Thrift	3,153 J	47	06-30	01/99	1.86	32
BKMU	Bank Mutual Corp of WI (3)	NASDAQ	Milwaukee, WI	Thrift	2,529	80	12-31	10/03	3.95	181
UCFC	United Community Fin. of OH (3)	NASDAQ	Youngstown, OH	Thrift	2,115	38	12-31	07/98	1.38	43
FDEF	First Defiance Fin. Corp of OH (3)	NASDAQ	Defiance, OH	Thrift	2,062	33	12-31	10/95	14.75	143
WSBF	Waterstone Fin MHC of WI(26.2)	NASDAQ	Wauwatosa, WI	Thrift	1,761	10	12-31	10/05	3.03	95
BFIN	BankFinancial Corp. of IL (3)	NASDAQ	Burr Ridge, IL	Thrift	1,705	21	12-31	06/05	8.55	180
MFSF	MutualFirst Fin. Inc. of IN (3)	NASDAQ	Muncie, IN	Thrift	1,407 D	33	12-31	12/99	8.00	56
PULB	Pulaski Fin Cp of St. Louis MO (3)	NASDAQ	St. Louis, MO	Thrift	1,338	12	09-30	12/98	7.39	77
NASB	NASB Fin, Inc. of Grandview MO (3)	NASDAQ	Grandview, MO	Thrift	1,337 D	9	09-30	09/85	13.37	105
HFFC	HF Financial Corp. of SD (3)	NASDAQ	Sioux Falls, SD	Thrift	1,207	33	06-30	04/92	10.95	76
CASH	Meta Financial Group of IA (3)	NASDAQ	Storm Lake, IA	Thrift	1,183	12	09-30	09/93	13.58	42
CITZ	CFS Bancorp, Inc of Munster IN (3)	NASDAQ	Munster, IN	Thrift	1,122 D	22	12-31	07/98	5.34	58
HFBC	HopFed Bancorp, Inc. of KY (3)	NASDAQ	Hopkinsville, KY	Thrift	1,083 D	18	12-31	02/98	7.95	58
HMNF	HMN Financial, Inc. of MN (3)	NASDAQ	Rochester, MN	Thrift	907 S	15	12-31	06/94	2.63	12
PVFC	PVF Capital Corp. of Solon OH (3)	NASDAQ	Solon, OH	R.E.	777	18	06-30	12/92	2.00	51
CHEV	Cheviot Fin Cp MHC of OH(38.5)	NASDAQ	Cincinnati, OH	Thrift	607	6	12-31	01/04	9.20	82
CZWI	Citizens Comm Bncorp Inc of WI (3)	NASDAQ	Eau Claire, WI	Thrift	580 D	27	09-30	11/06	5.25	27
FCLF	First Clover Leaf Fin Cp of IL (3)	NASDAQ	Edwardsville, IL	Thrift	575 D	4	12-31	07/06	6.90	54
FSFG	First Savings Fin. Grp. of IN (3)	NASDAQ	Clarksville, IN	Thrift	513	12	09-30	12/08	16.29	39
UCBA	United Comm Bncp MHC IN (40.7)	NASDAQ	Lawrenceburg, IN	Thrift	491 D	9	06-30	03/06	7.11	56
FFFD	North Central Bancshares of IA (3)	NASDAQ	Fort Dodge, IA	Thrift	460	11	12-31	03/96	16.75	23
FCAP	First Capital, Inc. of IN (3)	NASDAQ	Corydon, IN	Thrift	449	13	12-31	01/99	16.60	46
LPSB	LaPorte Bancrp MHC of IN(45.0)	NASDAQ	La Porte, IN	Thrift	443	8	12-31	10/07	9.57	44
WAYN	Wayne Savings Bancshares of OH (3)	NASDAQ	Wooster, OH	Thrift	410 D	11	03-31	01/03	8.59	26
RIVR	River Valley Bancorp of IN (3)	NASDAQ	Madison, IN	Thrift	387 D	10	12-31	12/96	17.00	26
LSBI	LSB Fin. Corp. of Lafayette IN (3)	NASDAQ	Lafayette, IN	Thrift	364	5	12-31	02/95	15.60	24
WBKC	Wolverine Bancorp, Inc. of MI (3)	NASDAQ	Midland, MI	Thrift	328 P	5	12-31	01/11	14.90	37
JXSB	Jacksonville Bancorp Inc of IL (3)	NASDAQ	Jacksonville, IL	Thrift	308	7	12-31	07/10	12.75	25
CFBK	Central Federal Corp. of OH (3)	NASDAQ	Fairlawn, OH	Thrift	275 D	4	12-31	12/98	1.50	6
KFFB	KY Fst Fed Bp MHC of KY (39.3)	NASDAQ	Hazard, KY	Thrift	241 D	4	06-30	03/05	8.17	64
FFNM	First Fed of N. Michigan of MI (3)	NASDAQ	Alpena, MI	Thrift	215	8	12-31	04/05	3.65	11
PFED	Park Bancorp of Chicago IL (3)	NASDAQ	Chicago, IL	Thrift	212 D	5	12-31	08/96	3.25	4
FFDF	FFD Financial Corp of Dover OH (3)	NASDAQ	Dover, OH	Thrift	209 D	5	06-30	04/96	14.30	14
FBSI	First Bancshares, Inc. of MO (3)	NASDAQ	Mntn Grove, MO	Thrift	204	11	06-30	12/93	6.05	9
New England Companies										
PBCT	Peoples United Financial of CT (3)	NASDAQ	Bridgeport, CT	Div.	24,963	340	12-31	04/07	13.16	4,671
BRKL	Brookline Bancorp, Inc. of MA (3)	NASDAQ	Brookline, MA	Thrift	3,058	20	12-31	07/02	8.43	498
BHLB	Berkshire Hills Bancorp of MA (3)	NASDAQ	Pittsfield, MA	Thrift	2,885	44	12-31	06/00	21.11	298
DNBK	Danvers Bancorp, Inc. of MA (3)	NASDAQ	Danvers, MA	Thrift	2,774	28	12-31	01/08	22.10	457
EBSB	Meridian Fn Serv MHC MA (41.4)	NASDAQ	East Boston, MA	Thrift	1,901	25	12-31	01/08	13.57	305
RCKB	Rockville Fin New, Inc. of CT (3)	NASDAQ	Vrn Rockville CT	Thrift	1,900	22	12-31	03/11	9.71	286
UBNK	United Financial Bncrp of MA (3)	NASDAQ	W Springfield MA	Thrift	1,600	24	12-31	12/07	16.05	258
WFD	Westfield Fin. Inc. of MA (3)	NASDAQ	Westfield, MA	Thrift	1,239 D	11	12-31	01/07	8.78	246
HIFS	Hingham Inst. for Sav. of MA (3)	NASDAQ	Hingham, MA	Thrift	1,033	10	12-31	12/88	51.75	110
NHTB	NH Thrift Bancshares of NH (3)	NASDAQ	Newport, NH	Thrift	1,002	27	12-31	05/86	13.13	76
SIFI	SI Financial Group, Inc. of CT (3)	NASDAQ	Willimantic, CT	Thrift	929	21	12-31	01/11	10.27	109

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
May 13, 2011

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat(1)	Total Assets(2) ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
New England Companies (continued)										
LEGC	Legacy Bancorp, Inc. of MA (3)	NASDAQ	Pittsfield, MA	Thrift	906	20	12-31	10/05	13.06	113
CBNK	Chicopee Bancorp, Inc. of MA (3)	NASDAQ	Chicopee, MA	Thrift	582	8	12-31	07/06	14.51	87
HBNK	Hampden Bancorp, Inc. of MA (3)	NASDAQ	Springfield, MA	Thrift	575	9	06-30	01/07	13.40	91
NVSL	Naug Vlly Fin MHC of CT (40.4)	NASDAQ	Naugatuck, CT	Thrift	568 D	10	12-31	10/04	8.31	58
PEOP	Peoples Fed Bancshrs Inc of MA (3)	NASDAQ	Brighton, MA	Thrift	529	6	09-30	07/10	14.24	102
CEBK	Central Bncrp of Somerville MA (3)	NASDAQ	Somerville, MA	Thrift	512 D	11	03-31	10/86	18.70	31
PSBH	PSB Hldgs Inc MHC of CT (42.9)	NASDAQ	Putnam, CT	Thrift	477	8	06-30	10/04	5.06	33
NFSB	Newport Bancorp, Inc. of RI (3)	NASDAQ	Newport, RI	Thrift	450	6	12-31	07/06	14.20	50
MFLR	Mayflower Bancorp, Inc. of MA (3)	NASDAQ	Middleboro, MA	Thrift	246 D	8	04-30	12/87	8.61	18
North-West Companies										
WFSL	Washington Federal, Inc. of WA (3)	NASDAQ	Seattle, WA	Thrift	13,486 S	163	09-30	11/82	15.27	1,711
FFNW	First Fin NW, Inc of Renton WA (3)	NASDAQ	Renton, WA	Thrift	1,184	1	12-31	10/07	6.12	115
RVSB	Riverview Bancorp, Inc. of WA (3)	NASDAQ	Vancouver, WA	Thrift	859	17	03-31	10/97	3.09	69
TSBK	Timberland Bancorp, Inc. of WA (3)	NASDAQ	Hoquiam, WA	Thrift	744	22	09-30	01/98	5.78	41
ANCB	Anchor Bancorp of Aberdeen, WA (3)	NASDAQ	Aberdeen, WA	Thrift	510	15	06-30	01/11	9.56	24
South-East Companies										
FFCH	First Fin. Holdings Inc. of SC (3)	NASDAQ	Charleston, SC	Thrift	3,302	67	09-30	11/83	9.67	160
FRNK	Franklin Financial Corp. of VA (3)	NASDAQ	Glen Allen, VA	Thrift	1,101 P	9	09-30	04/11	11.80	169
CHFN	Charter Fin Corp MHC GA (49.0)	NASDAQ	West Point, GA	Thrift	1,064 D	17	09-30	09/10	10.91	203
CSBC	Citizens South Bnkg Corp of NC (3)	NASDAQ	Gastonia, NC	Thrift	1,041	21	12-31	10/02	4.64	53
ACFC	Atlantic Coast Fin. Corp of GA (3)	NASDAQ	Waycross, GA	Thrift	906 P	12	12-31	02/11	9.73	26
HBOS	Heritage Fin Group, Inc of GA (3)	NASDAQ	Albany, GA	Thrift	755 D	16	12-31	11/10	12.00	105
TSH	Teche Hlding Cp of N Iberia LA (3)	AMEX	New Iberia, LA	Thrift	754 D	19	09-30	04/95	35.71	74
HBCP	Home Bancorp Inc. Lafayette LA (3)	NASDAQ	Lafayette, LA	Thrift	700	18	12-31	10/08	14.78	120
JFBI	Jefferson Bancshares Inc of TN (3)	NASDAQ	Morristown, TN	Thrift	614 D	12	06-30	07/03	3.50	23
FFBHD	First Fed. Bancshares of AR (3)	NASDAQ	Harrison, AR	Thrift	578	18	12-31	05/96	7.57	7
CFFC	Community Fin. Corp. of VA (3)	NASDAQ	Staunton, VA	Thrift	528 D	11	03-31	03/88	3.49	15
OFED	Oconee Fed Fn Cp MHC SC (35.0)	NASDAQ	Seneca, SC	Thrift	362 P	5	06-30	01/11	12.25	78
FABK	First Advantage Bancorp of TN (3)	NASDAQ	Clarksville, TN	Thrift	345 D	5	12-31	11/07	13.05	54
LABC	Louisiana Bancorp, Inc. of LA (3)	NASDAQ	Metairie, LA	Thrift	324	3	12-31	07/07	15.37	56
AFCB	Athens Bancshares, Inc. of TN (3)	NASDAQ	Athens, TN	Thrift	284	7	12-31	01/10	13.55	35
GSLA	GS Financial Corp. of LA (3)	NASDAQ	Metairie, LA	Thrift	263	5	12-31	04/97	20.59	26
HFBL	Home Federal Bancorp Inc of LA (3)	NASDAQ	Shreveport, LA	Thrift	218	5	06-30	12/10	13.23	40
South-West Companies										
VPFG	ViewPoint Financal Group of TX (3)	NASDAQ	Plano, TX	Thrift	2,796	24	12-31	07/10	12.54	437
OABC	OmniAmerican Bancorp Inc of TX (3)	NASDAQ	Fort Worth, TX	Thrift	1,335	16	12-31	01/10	14.62	173
SPBC	SP Bancorp, Inc. of Plano, TX (3)	NASDAQ	Plano, TX	Thrift	239 D	8	12-31	11/10	11.86	20
Western Companies (Excl CA)										
TBNK	Territorial Bancorp, Inc of HI (3)	NASDAQ	Honolulu, HI	Thrift	1,488	25	12-31	07/09	20.02	241
HOME	Home Federal Bancorp Inc of ID (3)	NASDAQ	Nampa, ID	Thrift	1,336	37	09-30	12/07	10.93	181
EBMT	Eagle Bancorp Montanta of MT (3)	NASDAQ	Helena, MT	Thrift	335	6	06-30	04/10	11.08	45
Other Areas										

NOTES: (1) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(2) Most recent quarter end available (E=Estimated, and P=Pro Forma)

Source: SNL Financial, LC.

EXHIBIT III-2

Public Market Pricing of New England Thrift Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit III-2
Market Pricing Comparatives
Prices As of May 13, 2011

Financial Institution	Market Capitalization Price/ Share(1) ($)	Market Capitalization Market Value ($Mil)	Per Share Data Core 12-Mth EPS(2) ($)	Per Share Data Book Value/ Share ($)	Pricing Ratios(3) P/E (X)	Pricing Ratios(3) P/B (%)	Pricing Ratios(3) P/A (%)	Pricing Ratios(3) P/TB (%)	Pricing Ratios(3) P/CORE (x)	Dividends(4) Amount/ Share ($)	Dividends(4) Yield (%)	Dividends(4) Payout Ratio(5) (%)	Financial Characteristics(6) Total Assets ($Mil)	Financial Characteristics(6) Equity/ Assets (%)	Financial Characteristics(6) Tng Eq/ Assets (%)	Financial Characteristics(6) NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	11.06	298.24	-0.03	13.11	18.38	84.75	10.38	92.75	19.87	0.21	1.64	26.32	2,625	11.76	11.07	3.90	0.06	1.49	-0.02	0.60
Special Selection Grouping(8)	14.61	394.27	0.72	14.55	23.91	98.39	13.00	110.07	23.25	0.26	1.80	31.48	2,469	13.55	12.45	1.50	0.49	4.37	0.49	4.24
Comparable Group																				
Special Comparative Group(8)																				
BHLB Berkshire Hills Bancorp of MA	21.11	297.97	1.03	27.63	22.46	76.40	10.33	136.90	20.50	0.64	3.03	68.09	2,885	13.52	8.02	0.81	0.47	3.44	0.52	3.76
BRKL Brookline Bancorp, Inc. of MA	8.43	497.98	0.49	8.42	17.20	100.12	16.29	111.80	17.20	0.34	4.03	69.39	3,058	16.36	14.90	1.04	1.05	5.83	1.05	5.83
CEBK Central Bncrp of Somerville MA	18.70	31.43	1.04	21.98	14.27	85.08	6.14	90.51	17.98	0.20	1.07	15.27	512	9.10	8.70	3.42	0.41	4.85	0.33	3.85
CBNK Chicopee Bancorp, Inc. of MA	14.51	86.77	0.07	15.38	NM	94.34	14.92	94.34	NM	0.00	0.00	0.00	582	15.81	15.81	0.99	0.10	0.58	0.07	0.45
DNBK Danvers Bancorp, Inc. of MA(7)	22.10	457.18	0.82	13.83	26.63	159.80	16.48	180.41	26.95	0.16	0.72	19.28	2,774	10.31	9.24	0.55	0.65	5.92	0.64	5.85
HBNK Hampden Bancorp, Inc. of MA	13.40	91.11	0.24	13.66	NM	98.10	15.84	98.10	NM	0.12	0.90	42.86	575	16.15	16.15	2.52	0.33	2.03	0.28	1.74
HIFS Hingham Inst. for Sav. of MA	51.75	109.92	5.08	35.32	10.19	146.52	10.64	146.52	10.19	0.96	1.86	18.90	1,033	7.26	7.26	0.91	1.08	15.20	1.08	15.20
LEGC Legacy Bancorp, Inc. of MA(7)	13.06	112.73	-0.58	12.95	NM	100.85	12.45	115.58	NM	0.20	1.53	NM	906	12.34	10.94	1.72	-0.63	-5.13	-0.53	-4.32
MFLR Mayflower Bancorp, Inc. of MA	8.61	17.91	0.38	10.04	13.25	85.76	7.29	85.76	22.66	0.24	2.79	36.92	246	8.51	8.51	NA	0.54	6.51	0.32	3.80
EBSB Meridian Fn Serv MHC MA (41.4)	13.57	128.25	0.54	9.72	22.25	139.61	16.04	148.96	25.13	0.00	0.00	0.00	1,901	11.49	10.85	3.00	0.76	6.48	0.68	5.73
NHTB NH Thrift Bancshares of NH	13.13	75.81	0.87	14.49	9.65	90.61	7.57	138.07	15.09	0.52	3.96	38.24	1,002	9.35	6.67	1.01	0.80	8.52	0.51	5.45
NVSL Naug Vlly Fin MHC of CT (40.4)	8.31	23.60	0.23	7.45	39.57	111.54	10.26	111.69	36.13	0.12	1.44	57.14	568	9.20	9.19	NA	0.26	2.87	0.28	3.15
NFSB Newport Bancorp, Inc. of RI	14.20	49.54	0.56	14.39	24.91	98.68	11.02	98.68	25.36	0.00	0.00	0.00	450	11.17	11.17	0.13	0.44	3.98	0.43	3.91
PSBH PSB Hldgs Inc MHC of CT (42.9)	5.06	14.16	0.32	7.19	25.30	70.38	6.93	83.22	15.81	0.00	0.00	0.00	477	9.84	8.45	2.48	0.27	2.89	0.43	4.62
PEOP Peoples Fed Bancshrs Inc of MA	14.24	101.70	0.45	16.31	NM	87.31	19.24	87.31	31.64	0.00	0.00	NM	529	22.04	22.04	NA	-0.01	-0.08	0.60	3.55
PBCT Peoples United Financial of CT	13.16	4671.01	0.36	14.54	37.60	90.51	18.71	145.58	36.56	0.63	4.79	NM	24,963	20.67	13.94	2.84	0.54	2.33	0.55	2.40
RCKB Rockville Fin New, Inc. of CT	9.71	286.45	0.36	11.39	34.68	85.25	15.08	85.55	26.97	0.26	2.68	NM	1,900	17.69	17.64	0.72	0.49	4.17	0.63	5.37
SIFI SI Financial Group, Inc. of CT	10.27	108.62	0.22	12.19	39.50	84.25	11.69	87.03	NM	0.12	1.17	46.15	929	13.87	13.49	1.40	0.30	3.04	0.26	2.57
UBNK United Financial Bncrp of MA	16.05	258.34	0.66	13.92	23.96	115.30	16.15	119.96	24.32	0.32	1.99	47.76	1,600	14.01	13.54	0.91	0.69	4.83	0.68	4.76
WFD Westfield Fin. Inc. of MA	8.78	246.24	0.01	7.89	NM	111.28	19.87	111.28	NM	0.24	2.73	NM	1,239	17.85	17.85	0.34	0.25	1.29	0.02	0.12

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes New England Companies;

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT III-3

Public Market Pricing of Mid-Atlantic Thrift Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit III-3
Market Pricing Comparatives
Prices As of May 13, 2011

Financial Institution	Market Capitalization Price/ Share(1) ($)	Market Capitalization Market Value ($Mil)	Per Share Data Core 12-Mth EPS(2) ($)	Per Share Data Book Value/ Share ($)	Pricing Ratios(3) P/E (X)	Pricing Ratios(3) P/B (%)	Pricing Ratios(3) P/A (%)	Pricing Ratios(3) P/TB (%)	Pricing Ratios(3) P/CORE (x)	Dividends(4) Amount/ Share ($)	Dividends(4) Yield (%)	Dividends(4) Payout Ratio(5) (%)	Financial Characteristics(6) Total Assets ($Mil)	Financial Characteristics(6) Equity/ Assets (%)	Financial Characteristics(6) Tng Eq/ Assets (%)	Financial Characteristics(6) NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	11.06	298.24	-0.03	13.11	18.38	84.75	10.38	92.75	19.87	0.21	1.64	26.32	2,625	11.76	11.07	3.90	0.06	1.49	-0.02	0.60
Special Selection Grouping(8)	11.54	445.07	0.19	12.38	18.91	94.36	11.07	106.27	19.47	0.24	1.92	31.34	3,966	12.05	11.17	3.69	0.27	3.62	0.30	3.92
Comparable Group																				
Special Comparative Group(8)																				
ABBC Abington Bancorp, Inc. of PA(7)	11.44	231.45	0.38	10.52	30.11	108.75	19.72	108.75	30.11	0.24	2.10	63.16	1,173	18.14	18.14	3.74	0.62	3.61	0.62	3.61
ALLB Alliance Bancorp, Inc. of PA	10.86	59.45	0.29	15.66	37.45	69.35	12.59	69.35	37.45	0.16	1.47	55.17	472	18.15	18.15	4.11	0.35	2.83	0.35	2.83
AF Astoria Financial Corp. of NY	13.87	1365.89	0.86	12.84	15.41	108.02	7.71	126.55	16.13	0.52	3.75	57.78	17,707	7.14	6.16	2.91	0.47	7.16	0.45	6.84
BCSB BCSB Bancorp, Inc. of MD	13.42	42.84	0.25	15.81	NM	84.88	6.86	84.99	NM	0.00	0.00	0.00	625	8.08	8.07	1.81	0.13	1.42	0.13	1.36
BFED Beacon Federal Bancorp of NY	13.51	86.64	0.94	17.36	15.53	77.82	8.38	77.82	14.37	0.20	1.48	22.99	1,034	10.77	10.77	1.41	0.53	5.17	0.57	5.58
BNCL Beneficial Mut MHC of PA(43.7)	8.35	301.11	-0.19	7.54	NM	110.74	13.75	139.87	NM	0.00	0.00	NM	4,902	12.42	10.09	2.79	-0.37	-2.81	-0.32	-2.42
BFSB Brooklyn Fed MHC of NY (28.2)	0.53	1.92	-0.41	5.68	NM	9.33	1.30	9.33	NM	0.00	0.00	NM	524	13.96	13.96	19.04	-2.64	-17.20	-1.00	-6.53
CMSB CMS Bancorp Inc of W Plains NY	8.66	16.13	-0.09	11.60	NM	74.66	6.55	74.66	NM	0.00	0.00	0.00	246	8.77	8.77	NA	0.09	1.04	-0.07	-0.78
CBNJ Cape Bancorp, Inc. of NJ	10.32	137.40	0.87	10.60	11.73	97.36	12.94	116.35	11.86	0.00	0.00	0.00	1,062	13.29	11.37	5.25	1.10	8.78	1.09	8.68
CARV Carver Bancorp, Inc. of NY	0.50	1.24	-15.04	3.72	NM	13.44	0.17	13.62	NM	0.00	0.00	NM	744	4.42	4.40	12.22	-4.62	NM	-4.77	NM
CSBK Clifton Svg Bp MHC of NJ(35.8)(7)	10.93	104.99	0.33	6.83	33.12	160.03	25.39	160.03	33.12	0.24	2.20	72.73	1,125	15.87	15.87	NA	0.78	4.89	0.78	4.89
COBK Colonial Financial Serv. of NJ	12.72	53.27	0.86	16.82	14.29	75.62	8.85	75.62	14.79	0.00	0.00	0.00	602	11.70	11.70	4.62	0.64	6.11	0.61	5.90
DCOM Dime Community Bancshars of NY	14.19	492.15	1.27	9.72	11.44	145.99	11.88	174.97	11.17	0.56	3.95	45.16	4,143	8.14	6.88	1.03	1.05	13.35	1.08	13.67
ESBF ESB Financial Corp. of PA	12.30	182.19	1.08	11.47	11.83	107.24	9.47	142.86	11.39	0.33	2.68	31.73	1,925	8.79	6.74	0.89	0.80	9.04	0.83	9.38
ESSA ESSA Bancorp, Inc. of PA	11.32	141.14	0.29	13.04	32.34	86.81	12.90	86.81	39.03	0.20	1.77	57.14	1,094	14.86	14.86	1.92	0.41	2.55	0.34	2.11
ESBK Elmira Svgs Bank, FSB of NY	16.75	32.90	1.19	19.31	6.81	86.74	6.58	131.58	14.08	0.80	4.78	32.52	500	11.29	8.94	NA	0.97	8.65	0.47	4.18
FFCO FedFirst Financial Corp of PA	15.00	44.87	0.33	19.84	NM	75.60	13.22	77.32	NM	0.12	0.80	66.67	339	17.50	17.17	0.78	0.16	1.02	0.28	1.86
FSBI Fidelity Bancorp, Inc. of PA	8.98	27.50	0.52	14.06	NM	63.87	4.02	68.08	17.27	0.08	0.89	NM	685	7.29	6.93	2.54	0.04	0.55	0.23	3.19
FFIC Flushing Fin. Corp. of NY	13.83	433.58	1.30	12.57	11.15	110.02	10.04	115.15	10.64	0.52	3.76	41.94	4,317	9.13	8.76	3.76	0.91	10.09	0.96	10.58
FXCB Fox Chase Bancorp, Inc. of PA	13.28	193.22	0.15	14.22	NM	93.39	18.04	93.39	NM	0.08	0.60	33.33	1,071	19.31	19.31	3.61	0.31	1.84	0.19	1.15
GCBC Green Co Bcrp MHC of NY (44.1)	18.38	33.34	1.21	11.27	14.70	163.09	13.60	163.09	15.19	0.70	3.81	56.00	560	8.34	8.34	1.23	1.00	11.44	0.97	11.07
HARL Harleysville Svgs Fin Cp of PA	14.86	55.46	1.32	14.74	11.26	100.81	6.47	100.81	11.26	0.76	5.11	57.58	856	6.42	6.42	NA	0.58	9.24	0.58	9.24
HCBK Hudson City Bancorp, Inc of NJ	9.26	4877.41	-0.35	8.98	NM	103.12	9.30	106.68	NM	0.32	3.46	NM	52,430	9.02	8.75	1.53	-0.28	-3.14	-0.31	-3.44
ISBC Investors Bcrp MHC of NJ(43.0)	14.41	721.21	0.54	8.12	24.42	177.46	16.60	185.22	26.69	0.00	0.00	0.00	9,825	9.35	9.00	1.69	0.73	7.46	0.66	6.83
KRNY Kearny Fin Cp MHC of NJ (25.1)	9.23	165.42	0.12	7.05	NM	130.92	21.68	169.36	NM	0.20	2.17	NM	2,894	16.56	13.30	NA	0.24	1.27	0.32	1.69
LSBK Lake Shore Bnp MHC of NY(39.4)	10.88	26.63	0.38	9.27	21.33	117.37	13.53	117.37	28.63	0.28	2.57	54.90	479	11.53	11.53	0.55	0.67	5.39	0.50	4.02
MSBF MSB Fin Corp MHC of NJ (40.3)	5.50	11.74	0.14	7.84	39.29	70.15	8.14	70.15	39.29	0.12	2.18	NM	349	11.60	11.60	NA	0.20	1.80	0.20	1.80
MGYR Magyar Bancorp MHC of NJ(44.7)	4.50	11.62	0.50	7.57	7.63	59.45	4.85	59.45	9.00	0.00	0.00	0.00	538	8.16	8.16	NA	0.63	7.91	0.54	6.70
MLVF Malvern Fed Bncp MHC PA(44.6)	8.00	21.75	-0.63	10.59	NM	75.54	7.06	75.54	NM	0.12	1.50	NM	691	9.35	9.35	4.89	-0.56	-5.80	-0.55	-5.71
NECB NE Comm Bncrp MHC of NY (44.6)	6.40	38.09	0.24	8.25	NM	77.58	18.01	78.91	26.67	0.12	1.88	NM	466	23.22	22.92	11.51	0.36	1.70	0.62	2.92
NYB New York Community Bcrp of NY	16.26	7111.16	1.01	12.67	13.01	128.33	17.32	234.29	16.10	1.00	6.15	NM	41,049	13.50	7.88	1.89	1.31	9.97	1.06	8.05
NFBK Northfield Bcp MHC of NY(43.4)	13.60	259.50	0.33	9.22	37.78	147.51	24.78	153.85	NM	0.24	1.76	66.67	2,356	16.80	16.22	2.95	0.70	3.88	0.64	3.56
NWBI Northwest Bancshares Inc of PA	12.19	1313.27	0.58	11.95	21.39	102.01	16.17	118.12	21.02	0.44	3.61	NM	8,122	15.85	13.99	2.23	0.76	4.71	0.77	4.79
OBAF OBA Financial Serv. Inc of MD	14.80	68.51	0.17	17.47	NM	84.72	19.25	84.72	NM	0.00	0.00	0.00	356	22.72	22.72	0.97	0.23	1.04	0.22	0.98
OSHC Ocean Shore Holding Co. of NJ	12.46	90.92	0.74	13.94	17.07	89.38	10.56	89.38	16.84	0.24	1.93	32.88	861	11.81	11.81	0.69	0.65	5.33	0.66	5.40
OCFC OceanFirst Fin. Corp of NJ	13.92	262.31	0.98	10.93	12.43	127.36	11.59	127.36	14.20	0.48	3.45	42.86	2,263	9.10	9.10	2.33	0.95	10.68	0.83	9.34
ONFC Oneida Financial Corp. of NY	8.60	61.59	0.58	11.64	15.64	73.88	9.31	104.62	14.83	0.48	5.58	NM	662	12.99	9.63	1.15	0.63	5.56	0.67	5.86
ORIT Oritani Financial Corp of NJ	12.56	705.90	0.31	11.50	NM	109.22	27.60	109.22	NM	0.40	3.18	NM	2,557	25.27	25.27	1.83	0.72	3.08	0.72	3.08
PVSA Parkvale Financial Corp of PA	10.30	57.49	1.14	16.19	NM	63.62	3.21	92.29	9.04	0.08	0.78	NM	1,791	6.82	5.33	NA	-0.85	-11.87	0.34	4.81
PBHC Pathfinder BC MHC of NY (36.3)	9.22	8.32	0.81	9.81	9.13	93.99	5.61	111.62	11.38	0.12	1.30	11.88	409	7.49	6.61	NA	0.64	8.23	0.51	6.60
PFS Provident Fin. Serv. Inc of NJ	13.99	839.88	0.82	15.35	16.86	91.14	12.31	147.57	17.06	0.48	3.43	57.83	6,825	13.50	8.79	1.51	0.73	5.50	0.72	5.43
PBNY Provident NY Bncrp, Inc. of NY	9.02	343.42	0.36	11.04	16.70	81.70	11.76	133.83	25.06	0.24	2.66	44.44	2,919	14.40	9.31	2.21	0.70	4.84	0.46	3.23
PBIP Prudential Bncp MHC PA (25.5)	6.45	19.55	0.26	5.58	28.04	115.59	12.36	115.59	24.81	0.00	0.00	0.00	524	10.69	10.69	NA	0.44	4.13	0.50	4.67
ROMA Roma Fin Corp MHC of NJ (26.2)	10.55	87.80	0.14	7.02	NM	150.28	17.24	151.58	NM	0.32	3.03	NM	1,853	11.55	11.47	NA	0.33	2.52	0.25	1.96
SVBI Severn Bancorp, Inc. of MD	4.10	41.27	-0.02	7.84	NM	52.30	4.27	52.50	NM	0.00	0.00	0.00	968	10.97	10.95	12.62	0.04	0.38	-0.02	-0.19
STND Standard Financial Corp. of PA	15.40	53.56	0.90	21.74	24.06	70.84	12.29	81.05	17.11	0.00	0.00	0.00	436	17.36	15.51	NA	0.52	3.71	0.74	5.22
THRD TF Fin. Corp. of Newtown PA	21.99	62.06	0.93	26.32	19.12	83.55	9.07	88.99	23.65	0.20	0.91	17.39	684	10.86	10.26	NA	0.46	4.41	0.37	3.56
TRST TrustCo Bank Corp NY of NY	5.67	437.97	0.35	3.35	14.54	169.25	10.93	169.76	16.20	0.26	4.59	66.67	4,008	6.46	6.44	1.42	0.78	11.75	0.70	10.54
WSB WSB Holdings, Inc. of Bowie MD	2.81	22.46	-0.45	6.55	NM	42.90	5.49	42.90	NM	0.00	0.00	NM	409	12.79	12.79	11.32	-0.96	-7.48	-0.88	-6.87
WSFS WSFS Financial Corp. of DE	42.74	367.35	1.27	37.08	24.42	115.26	9.30	128.93	33.65	0.48	1.12	27.43	3,952	9.39	8.60	2.60	0.39	4.35	0.28	3.16
WVFC WVS Financial Corp. of PA	8.85	18.21	0.33	13.78	29.50	64.22	7.36	64.22	26.82	0.16	1.81	53.33	247	11.46	11.46	0.88	0.20	2.19	0.22	2.41

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes Mid-Atlantic Companies;

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are

EXHIBIT III-4

Peer Group Market Area Comparative Analysis

Exhibit III-4

Peer Group Market Area Comparative Analysis

Institution	County	Population 2000 (000)	Population 2010 (000)	Proj. Pop. 2015 (000)	2000-2010 % Change	2010-2015 % Change	Per Capita Income 2010 Amount	Per Capita Income % State Average	Deposit Market Share(1)
Beacon Federal Bancorp - NY	Onondaga	458	456	455	-0.5%	-0.4%	27,129	92.1%	5.0%
Cape Bancorp, Inc. - NJ	Cape May	102	100	98	-1.9%	-2.1%	30,103	86.7%	14.4%
Central Bancorp - MA	Middlesex	1,465	1,502	1,528	2.5%	1.7%	43,401	126.0%	0.8%
Chicopee Bancorp, Inc. - MA	Hampden	456	464	463	1.6%	-0.1%	23,864	69.3%	4.8%
ESSA Bancorp, Inc. - PA	Monroe	139	171	178	23.4%	3.9%	24,253	91.2%	23.3%
Elmira Savings Bank - NY	Chemung	91	88	86	-3.3%	-1.8%	23,052	78.3%	22.4%
Hampden Bancorp, Inc. - MA	Hampden	456	464	463	1.6%	-0.1%	23,864	69.3%	5.5%
Newport Bancorp, Inc. - RI	Newport	85	81	78	-5.7%	-3.1%	35,040	129.9%	11.7%
OBA Financial Services, Inc. - MD	Montgomery	873	963	999	10.3%	3.8%	42,982	136.5%	0.7%
Ocean Shore Holding Co. - NJ	Cape May	102	100	98	-1.9%	-2.1%	30,103	86.7%	8.9%
TF Financial Corp. - PA	Bucks	598	630	634	5.4%	0.6%	36,526	137.4%	1.6%
	Averages:	**439**	**456**	**462**	**2.9%**	**0.0%**	**30,938**	**100.3%**	**9.0%**
	Medians:	**456**	**456**	**455**	**1.6%**	**-0.1%**	**30,103**	**91.2%**	**5.5%**
BSB Bancorp, Inc.	**Middlesex**	**1,465**	**1,502**	**1,528**	**2.5%**	1.7%	**43,401**	**126.0%**	**0.9%**

(1) Total institution deposits in headquarters county as percent of total county deposits as of June 30, 2010.

EXHIBIT IV-1

Stock Prices:
As of May 13, 2011

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1
Weekly Thrift Market Line - Part One
Prices As Of May 13, 2011

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. All Public Companies(no MHC)														
All Public Companies(119)	11.52	32,604	337.3	13.47	8.88	11.55	0.12	0.58	4.44	0.04	-0.08	14.21	13.24	140.07
NYSE Traded Companies(6)	12.26	218,293	2,133.9	15.08	11.04	12.52	-1.24	-25.10	-9.12	0.01	0.18	9.74	7.33	98.99
AMEX Traded Companies(1)	35.71	2,084	74.4	37.32	26.01	36.65	-2.56	13.11	2.53	3.45	3.51	36.71	34.94	361.66
NASDAQ Listed OTC Companies(112)	11.25	22,477	239.0	13.15	8.60	11.26	0.22	1.90	5.22	0.01	-0.13	14.25	13.37	140.30
California Companies(5)	10.69	8,561	104.5	12.30	6.69	10.65	0.33	3.95	6.18	1.06	0.48	13.05	12.97	148.53
Florida Companies(3)	9.42	55,216	896.8	11.85	9.25	9.79	0.22	-51.00	-32.57	-1.93	-1.47	5.89	5.57	89.77
Mid-Atlantic Companies(36)	12.55	46,768	574.3	14.44	9.79	12.65	-1.39	2.36	1.03	0.13	0.17	14.05	12.59	143.64
Mid-West Companies(32)	8.59	30,997	131.9	11.08	6.74	8.50	2.10	-7.24	6.80	-0.21	-0.51	13.62	12.92	152.40
New England Companies(17)	15.74	36,494	462.1	16.81	11.48	15.74	-0.41	22.81	7.01	0.83	0.79	15.84	14.11	139.31
North-West Companies(5)	7.96	32,589	392.2	9.44	6.26	8.17	-2.51	0.06	22.51	-0.50	-0.48	13.03	12.16	105.43
South-East Companies(15)	12.35	6,783	71.4	14.51	9.68	12.45	0.38	-1.44	5.28	-0.38	-0.59	16.61	16.21	139.73
South-West Companies(3)	13.01	16,134	210.1	14.06	9.51	12.78	1.72	14.43	13.87	0.47	0.15	15.62	15.60	110.49
Western Companies (Excl CA)(3)	14.01	10,891	155.7	16.11	11.84	13.95	0.61	-6.31	-2.69	0.45	0.36	14.62	14.54	95.44
Thrift Strategy(113)	11.53	29,922	307.4	13.46	8.89	11.56	-0.16	1.33	5.08	0.07	-0.03	14.37	13.44	139.28
Mortgage Banker Strategy(3)	3.30	32,019	56.2	4.41	1.86	3.22	10.26	-16.84	-12.08	-1.28	-2.08	4.46	4.33	121.54
Real Estate Strategy(1)	2.00	25,670	51.3	2.35	1.61	1.94	3.09	-12.28	9.89	-0.38	-0.57	2.90	2.90	30.28
Diversified Strategy(2)	27.95	181,768	2,519.2	32.97	22.52	28.23	-1.53	-7.64	-7.99	1.05	0.81	25.81	21.10	265.04
Companies Issuing Dividends(74)	13.62	39,603	504.8	15.71	10.67	13.68	-0.45	3.30	1.16	0.72	0.67	15.15	13.84	145.38
Companies Without Dividends(45)	8.18	21,470	70.8	9.90	6.03	8.15	1.03	-3.75	9.67	-1.03	-1.26	12.70	12.27	131.61
Equity/Assets <6%(9)	2.33	15,126	22.3	5.04	1.35	2.31	6.39	-44.10	-2.66	-3.58	-3.49	5.68	4.93	185.46
Equity/Assets 6-12%(58)	12.09	29,313	206.6	14.27	9.16	12.13	-0.55	0.42	5.20	0.39	0.16	15.10	14.23	176.94
Equity/Assets >12%(52)	12.36	39,086	534.1	13.91	9.78	12.37	-0.13	7.90	4.73	0.24	0.20	14.57	13.46	91.50
Converted Last 3 Mths (no MHC)(2)	10.76	21,902	227.6	11.50	9.09	10.70	0.59	18.86	19.24	0.11	0.28	14.42	14.40	70.68
Actively Traded Companies(4)	23.85	33,102	503.1	26.93	16.94	23.86	-1.05	18.80	6.56	1.62	1.60	22.16	20.69	277.82
Market Value Below $20 Million(15)	4.65	4,063	10.7	7.16	3.82	4.66	2.10	-21.30	0.21	-2.16	-2.43	9.16	9.13	156.71
Holding Company Structure(114)	11.14	33,779	348.4	13.12	8.63	11.17	0.24	0.47	4.46	-0.04	-0.15	14.06	13.10	136.88
Assets Over $1 Billion(56)	12.21	63,400	662.4	14.71	9.76	12.30	0.11	-5.95	-1.78	0.37	0.27	13.25	11.81	133.31
Assets $500 Million-$1 Billion(32)	10.87	6,849	59.8	12.62	7.89	10.90	-0.57	5.13	9.56	-0.63	-0.72	14.71	14.11	151.55
Assets $250-$500 Million(22)	11.87	3,350	35.2	12.74	8.88	11.73	1.61	7.38	13.44	0.35	0.17	16.09	15.40	145.30
Assets less than $250 Million(9)	8.72	1,935	16.8	10.56	6.98	8.75	-0.94	8.68	3.73	-0.35	-0.58	13.86	13.83	130.11
Goodwill Companies(71)	11.77	37,750	460.5	14.12	9.19	11.82	-0.22	-1.02	4.77	0.07	-0.02	14.46	12.87	148.38
Non-Goodwill Companies(47)	11.35	24,889	151.1	12.64	8.58	11.34	0.37	4.53	4.69	0.05	-0.11	13.89	13.88	125.99
Acquirors of FSLIC Cases(1)	15.27	112,074	1,711.4	19.48	13.97	15.42	-0.97	-18.95	-9.75	1.06	1.43	16.43	14.14	120.33

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 13, 2011

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From							
	Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
All Public Companies(26)	8.95	33,218	120.1	10.55	6.83	8.98	-0.14	-1.43	4.75	0.23	0.19	8.13	7.60	71.65
NASDAQ Listed OTC Companies(26)	8.95	33,218	120.1	10.55	6.83	8.98	-0.14	-1.43	4.75	0.23	0.19	8.13	7.60	71.65
Mid-Atlantic Companies(15)	9.00	28,626	122.0	10.91	6.99	9.03	0.18	-6.20	0.61	0.23	0.25	8.20	7.80	77.73
Mid-West Companies(6)	7.93	61,459	162.7	9.50	6.20	8.07	-1.32	-5.54	0.86	0.17	-0.01	7.46	6.51	58.37
New England Companies(3)	8.98	12,002	55.3	9.78	5.72	8.95	-0.50	17.53	20.05	0.34	0.36	8.12	7.54	79.54
South-East Companies(2)	11.58	12,468	76.1	12.37	9.25	11.39	1.72	15.80	22.54	0.28	0.09	9.68	9.54	57.14
Thrift Strategy(26)	8.95	33,218	120.1	10.55	6.83	8.98	-0.14	-1.43	4.75	0.23	0.19	8.13	7.60	71.65
Companies Issuing Dividends(16)	9.85	15,641	60.5	11.23	7.70	9.92	-0.94	3.35	6.79	0.29	0.24	8.63	8.12	74.16
Companies Without Dividends(10)	7.60	59,585	209.4	9.54	5.53	7.57	1.07	-8.60	1.70	0.14	0.10	7.38	6.81	67.90
Equity/Assets <6%(1)	9.22	2,485	8.3	10.25	6.00	10.23	-9.87	36.80	8.47	1.01	0.81	9.81	8.26	164.40
Equity/Assets 6-12%(15)	8.97	17,947	79.9	10.27	6.66	8.93	0.42	3.76	6.75	0.32	0.23	8.21	7.82	80.80
Equity/Assets >12%(10)	8.88	62,084	199.5	11.07	7.20	8.93	0.01	-14.34	1.01	0.00	0.04	7.80	7.15	46.11
Market Value Below $20 Million(1)	0.53	12,889	1.9	6.95	0.48	0.50	6.00	-92.44	-58.91	-1.08	-0.41	5.68	5.68	40.68
Holding Company Structure(24)	9.05	34,184	124.3	10.66	6.88	9.08	-0.08	-1.01	4.68	0.23	0.18	8.24	7.68	72.46
Assets Over $1 Billion(10)	10.46	79,531	296.1	12.02	8.14	10.40	0.76	-9.28	6.73	0.18	0.03	7.45	6.91	59.97
Assets $500 Million-$1 Billion(7)	7.91	7,836	20.5	9.77	5.86	7.79	2.17	-9.46	-1.75	0.11	0.19	8.00	7.81	83.37
Assets $250-$500 Million(8)	8.25	6,504	21.1	9.57	6.09	8.39	-1.80	16.60	10.28	0.39	0.36	9.09	8.43	79.64
Assets less than $250 Million(1)	8.17	7,790	25.5	10.76	7.73	9.19	-11.10	-18.87	-11.68	0.17	0.16	7.47	5.58	30.99
Goodwill Companies(16)	9.63	46,422	176.5	10.87	7.23	9.74	-1.30	3.19	8.17	0.28	0.23	7.99	7.16	68.49
Non-Goodwill Companies(9)	8.62	9,351	22.1	10.37	6.83	8.52	1.41	0.69	5.88	0.30	0.17	8.71	8.71	81.85
MHC Institutions(26)	8.95	33,218	120.1	10.55	6.83	8.98	-0.14	-1.43	4.75	0.23	0.19	8.13	7.60	71.65

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 13, 2011

		Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
	Financial Institution	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
	NYSE Traded Companies														
AF	Astoria Financial Corp. of NY*	13.87	98,478	1,365.9	16.86	11.55	14.34	-3.28	-16.90	-0.29	0.90	0.86	12.84	10.96	179.81
BBX	BankAtlantic Bancorp Inc of FL*	0.90	62,954	56.7	2.64	0.60	0.89	1.12	-63.86	-21.74	-2.37	-2.42	1.01	0.77	71.92
BKU	BankUnited, Inc.*	27.07	97,238	2,632.2	29.90	26.90	28.21	-4.04	0.26	0.26	0.07	1.74	14.78	14.07	111.15
FBC	Flagstar Bancorp, Inc. of MI*	1.44	553,712	797.3	6.10	1.13	1.46	-1.37	-76.59	-11.66	-0.62	-0.96	1.78	1.78	23.51
NYB	New York Community Bcrp of NY*	16.26	437,341	7,111.2	19.33	14.90	16.19	0.43	-0.25	-13.74	1.25	1.01	12.67	6.94	93.86
PFS	Provident Fin. Serv. Inc of NJ*	13.99	60,034	839.9	15.66	11.14	14.03	-0.29	6.71	-7.53	0.83	0.82	15.35	9.48	113.68
	AMEX Traded Companies														
TSH	Teche Hlding Cp of N Iberia LA*	35.71	2,084	74.4	37.32	26.01	36.65	-2.56	13.11	2.53	3.45	3.51	36.71	34.94	361.66
	NASDAQ Listed OTC Companies														
ABBC	Abington Bancorp, Inc. of PA(8)*	11.44	20,232	231.5	13.23	8.51	11.85	-3.46	14.63	-4.11	0.38	0.38	10.52	10.52	58.00
ALLB	Alliance Bancorp, Inc. of PA*	10.86	5,474	59.4	11.70	8.54	10.83	0.28	7.31	-2.69	0.29	0.29	15.66	15.66	86.28
ABCW	Anchor BanCorp Wisconsin of WI*	0.88	21,683	19.1	1.90	0.40	0.68	29.41	-4.35	-26.67	-2.71	-3.40	0.15	0.00	175.43
ANCB	Anchor Bancorp of Aberdeen, WA*	9.56	2,550	24.4	11.28	9.53	10.10	-5.35	-4.40	-4.40	-2.16	-2.26	24.37	24.37	200.05
AFCB	Athens Bancshares, Inc. of TN*	13.55	2,553	34.6	14.05	10.50	13.75	-1.45	21.52	8.49	0.69	0.71	19.51	19.35	111.10
ACFC	Atlantic Coast Fin. Corp of GA*	9.73	2,629	25.6	18.01	5.51	9.74	-0.10	-35.13	8.96	-6.99	-9.12	24.51	24.47	344.71
BCSB	BCSB Bancorp, Inc. of MD*	13.42	3,192	42.8	13.73	9.44	13.37	0.37	35.56	18.76	0.26	0.25	15.81	15.79	195.73
BKMU	Bank Mutual Corp of WI*	3.95	45,819	181.0	7.27	3.60	3.70	6.76	-43.89	-17.36	-1.61	-1.91	6.82	5.66	55.20
BFIN	BankFinancial Corp. of IL*	8.55	21,073	180.2	10.11	8.12	8.60	-0.58	-8.36	-12.31	-0.28	-0.24	11.90	10.59	80.92
BFED	Beacon Federal Bancorp of NY*	13.51	6,413	86.6	14.99	8.43	14.30	-5.52	42.21	14.49	0.87	0.94	17.36	17.36	161.21
BNCL	Beneficial Mut MHC of PA(43.7)	8.35	80,718	301.1	11.05	7.15	8.34	0.12	-21.96	-5.44	-0.22	-0.19	7.54	5.97	60.73
BHLB	Berkshire Hills Bancorp of MA*	21.11	14,115	298.0	22.92	16.81	21.24	-0.61	3.03	-4.52	0.94	1.03	27.63	15.42	204.40
BOFI	Bofi Holding, Inc. Of CA*	16.23	10,352	168.0	16.95	10.80	16.07	1.00	1.56	4.64	1.87	1.54	13.25	13.25	167.71
BYFC	Broadway Financial Corp. of CA*	2.42	1,744	4.2	4.45	1.68	2.41	0.41	-43.19	-0.41	1.10	0.45	9.60	9.60	277.48
BRKL	Brookline Bancorp, Inc. of MA*	8.43	59,072	498.0	11.68	8.36	8.96	-5.92	-23.50	-22.30	0.49	0.49	8.42	7.54	51.76
BFSB	Brooklyn Fed MHC of NY (28.2)	0.53	12,889	1.9	6.95	0.48	0.50	6.00	-92.44	-58.91	-1.08	-0.41	5.68	5.68	40.68
CITZ	CFS Bancorp, Inc of Munster IN*	5.34	10,869	58.0	6.25	4.01	5.49	-2.73	-9.64	2.10	0.32	0.27	10.39	10.38	103.20
CMSB	CMS Bancorp Inc of W Plains NY*	8.66	1,863	16.1	10.75	7.52	8.52	1.64	12.47	-12.17	0.12	-0.09	11.60	11.60	132.23
CBNJ	Cape Bancorp, Inc. of NJ*	10.32	13,314	137.4	10.40	6.79	10.33	-0.10	41.37	21.41	0.88	0.87	10.60	8.87	79.74
CFFN	Capitol Federal Fin Inc. of KS*	11.46	167,494	1,919.5	15.57	10.16	11.01	4.09	-22.93	-3.78	0.22	0.37	11.50	11.50	58.11
CARV	Carver Bancorp, Inc. of NY*	0.50	2,484	1.2	8.85	0.31	0.57	-12.28	-94.39	-73.82	-14.59	-15.04	3.72	3.67	299.32
CEBK	Central Bncrp of Somerville MA*	18.70	1,681	31.4	20.00	9.80	18.85	-0.80	86.07	35.70	1.31	1.04	21.98	20.66	304.78
CFBK	Central Federal Corp. of OH*	1.50	4,128	6.2	2.26	0.45	1.25	20.00	-6.25	194.12	-1.66	-1.98	2.16	2.13	66.67
CHFN	Charter Fin Corp MHC GA (49.0)	10.91	18,588	125.0	11.24	7.50	10.72	1.77	9.10	22.58	0.16	-0.21	7.26	6.98	57.23
CHEV	Cheviot Fin Cp MHC of OH(38.5)	9.20	8,865	31.4	9.50	7.30	8.98	2.45	6.36	3.37	0.23	0.19	7.87	6.57	68.52
CBNK	Chicopee Bancorp, Inc. of MA*	14.51	5,980	86.8	14.70	10.79	14.30	1.47	12.57	14.70	0.09	0.07	15.38	15.38	97.28
CZWI	Citizens Comm Bncorp Inc of WI*	5.25	5,113	26.8	5.70	3.51	5.25	0.00	29.63	32.91	-1.47	-1.18	10.13	9.99	113.50
CSBC	Citizens South Bnkg Corp of NC*	4.64	11,509	53.4	6.38	3.90	4.76	-2.52	-15.79	6.91	-0.31	-0.25	6.24	6.10	90.49
CSBK	Clifton Svg Bp MHC of NJ(35.8)(8)	10.93	26,137	105.0	12.18	8.08	10.82	1.02	13.62	1.11	0.33	0.33	6.83	6.83	43.04
COBK	Colonial Financial Serv. of NJ*	12.72	4,188	53.3	13.09	9.35	12.72	0.00	19.55	4.26	0.89	0.86	16.82	16.82	143.70
CFFC	Community Fin. Corp. of VA*	3.49	4,362	15.2	5.10	2.72	3.14	11.15	-22.44	0.29	0.32	0.15	8.42	8.42	120.97
DNBK	Danvers Bancorp, Inc. of MA(8)*	22.10	20,687	457.2	22.63	14.19	22.34	-1.07	33.37	25.07	0.83	0.82	13.83	12.25	134.11
DCOM	Dime Community Bancshars of NY*	14.19	34,683	492.2	15.89	11.52	14.71	-3.54	2.09	-2.74	1.24	1.27	9.72	8.11	119.44
ESBF	ESB Financial Corp. of PA*	12.30	14,812	182.2	14.33	10.03	12.92	-4.80	0.82	-9.09	1.04	1.08	11.47	8.61	129.95
ESSA	ESSA Bancorp, Inc. of PA*	11.32	12,468	141.1	13.49	10.62	11.84	-4.39	-13.19	-14.37	0.35	0.29	13.04	13.04	87.73
EBMT	Eagle Bancorp Montana of MT*	11.08	4,083	45.2	11.81	8.76	11.25	-1.51	6.44	2.31	0.60	0.24	12.97	12.97	81.95
ESBK	Elmira Svgs Bank, FSB of NY*	16.75	1,964	32.9	18.50	14.15	16.78	-0.18	-0.06	-8.22	2.46	1.19	19.31	12.73	254.50
FFDF	FFD Financial Corp of Dover OH*	14.30	1,012	14.5	15.00	13.00	14.50	-1.38	2.14	0.42	1.33	0.85	18.34	18.34	206.72
FFCO	FedFirst Financial Corp of PA*	15.00	2,991	44.9	15.50	7.84	14.59	2.81	28.87	9.01	0.18	0.33	19.84	19.40	113.46
FSBI	Fidelity Bancorp, Inc. of PA*	8.98	3,062	27.5	9.75	4.92	8.90	0.90	19.57	58.38	0.09	0.52	14.06	13.19	223.65
FABK	First Advantage Bancorp of TN*	13.05	4,108	53.6	13.89	10.12	13.16	-0.84	22.65	7.58	0.41	0.20	16.24	16.24	84.04
FBSI	First Bancshares, Inc. of MO*	6.05	1,551	9.4	9.70	5.12	6.05	0.00	-33.81	-9.84	-2.43	-2.45	12.58	12.52	131.65
FCAP	First Capital, Inc. of IN*	16.60	2,787	46.3	16.81	14.19	16.50	0.61	7.79	-0.24	1.35	1.18	17.31	15.35	161.19
FCLF	First Clover Leaf Fin Cp of IL*	6.90	7,888	54.4	7.57	5.19	6.99	-1.29	12.20	1.77	0.48	0.38	9.80	8.22	72.89
FCFL	First Community Bk Corp of FL*	0.29	5,457	1.6	3.00	0.25	0.28	3.57	-89.42	-76.23	-3.49	-3.74	1.88	1.88	86.25
FDEF	First Defiance Fin. Corp of OH*	14.75	9,724	143.4	15.00	8.53	13.95	5.73	18.66	23.95	0.74	0.28	23.31	16.79	212.05
FFNM	First Fed of N. Michigan of MI*	3.65	2,884	10.5	4.01	1.81	3.57	2.24	82.50	30.36	0.07	0.00	8.15	7.95	74.70
FFBHD	First Fed. Bancshares of AR(8)*	7.57	969	7.3	19.50	4.70	10.40	-27.21	-56.24	1.07	-7.58	-8.88	19.11	19.11	596.16
FFNW	First Fin NW, Inc of Renton WA*	6.12	18,805	115.1	6.43	3.21	6.17	-0.81	14.18	53.00	-1.86	-1.91	9.39	9.39	62.95
FFCH	First Fin. Holdings Inc. of SC*	9.67	16,527	159.8	15.24	8.98	10.04	-3.69	-35.27	-15.99	-0.99	-1.17	14.92	12.65	199.80

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 13, 2011

	Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
			Shares	Market	52 Week (1)			% Change From						Tangible	
		Price/	Outst-	Capital-			Last	Last	52 Wks	MostRcnt	Trailing	12 Mo.	Book	Book	
		Share(1)	anding	ization(9)	High	Low	Week	Week	Ago(2)	YrEnd(2)	12 Mo. EPS(3)	Core EPS(3)	Value/ Share	Value/ Share(4)	Assets/ Share
		($)	(000)	($Mil)	($)	($)	($)	(%)	(%)	(%)	($)	($)	($)	($)	($)
	NASDAQ Listed OTC Companies (continued)														
FPTB	First PacTrust Bancorp of CA*	14.53	9,729	141.4	16.68	6.80	14.48	0.35	56.24	9.50	0.20	-0.02	13.94	13.94	85.82
FPFC	First Place Fin. Corp. of OH*	1.86	16,974	31.6	5.25	1.37	1.65	12.73	-63.53	-28.74	-2.10	-2.91	10.76	10.24	185.73
FSFG	First Savings Fin. Grp. of IN*	16.29	2,369	38.6	18.49	12.49	16.00	1.81	23.88	10.07	1.30	1.64	23.66	20.19	216.46
FFIC	Flushing Fin. Corp. of NY*	13.83	31,351	433.6	15.15	10.51	14.30	-3.29	-4.88	-1.21	1.24	1.30	12.57	12.01	137.70
FXCB	Fox Chase Bancorp, Inc. of PA*	13.28	14,550	193.2	14.03	9.13	13.28	0.00	22.62	12.07	0.24	0.15	14.22	14.22	73.63
FRNK	Franklin Financial Corp. of VA*	11.80	14,303	168.8	12.12	11.26	11.76	0.34	18.00	18.00	-0.07	0.20	17.44	17.44	76.96
GSLA	GS Financial Corp. of LA(8)*	20.59	1,258	25.9	20.77	8.50	20.61	-0.10	67.94	131.09	0.50	-0.04	22.20	22.20	209.25
GCBC	Green Co Bcrp MHC of NY (44.1)	18.38	4,146	33.3	19.97	15.01	18.06	1.77	6.86	-5.60	1.25	1.21	11.27	11.27	135.18
HFFC	HF Financial Corp. of SD*	10.95	6,979	76.4	11.27	9.25	11.05	-0.90	-1.26	1.39	0.55	0.25	13.69	13.06	172.99
HMNF	HMN Financial, Inc. of MN*	2.63	4,388	11.5	6.14	2.02	3.00	-12.33	-55.95	-6.41	-4.71	-4.99	12.77	12.77	206.79
HBNK	Hampden Bancorp, Inc. of MA*	13.40	6,799	91.1	13.80	9.06	13.20	1.52	36.73	18.27	0.28	0.24	13.66	13.66	84.57
HARL	Harleysville Svgs Fin Cp of PA*	14.86	3,732	55.5	16.20	13.71	15.14	-1.85	1.43	0.34	1.32	1.32	14.74	14.74	229.50
HBOS	Heritage Fin Group, Inc of GA*	12.00	8,713	104.6	15.72	9.32	12.15	-1.23	-20.21	-3.38	0.16	0.46	13.70	13.36	86.70
HIFS	Hingham Inst. for Sav. of MA*	51.75	2,124	109.9	52.99	35.02	51.11	1.25	43.35	16.29	5.08	5.08	35.32	35.32	486.35
HBCP	Home Bancorp Inc. Lafayette LA*	14.78	8,087	119.5	16.19	12.34	15.00	-1.47	6.79	6.95	0.57	0.66	16.39	16.18	86.62
HOME	Home Federal Bancorp Inc of ID*	10.93	16,562	181.0	15.72	10.31	10.57	3.41	-30.69	-10.92	-0.28	-0.16	11.97	11.75	80.64
HFBL	Home Federal Bancorp Inc of LA*	13.23	3,046	40.3	14.00	8.45	13.17	0.46	41.80	15.04	0.64	0.15	16.55	16.55	71.43
HFBC	HopFed Bancorp, Inc. of KY*	7.95	7,336	58.3	12.28	7.95	8.40	-5.36	-30.08	-12.06	0.89	0.38	12.73	12.62	147.57
HCBK	Hudson City Bancorp, Inc of NJ*	9.26	526,718	4,877.4	13.48	9.20	9.44	-1.91	-29.85	-27.32	-0.32	-0.35	8.98	8.68	99.54
ISBC	Investors Bcrp MHC of NJ(43.0)	14.41	113,167	721.2	15.09	10.56	14.56	-1.03	0.28	9.83	0.59	0.54	8.12	7.78	86.82
JXSB	Jacksonville Bancorp Inc of IL*	12.75	1,927	24.6	12.98	9.35	12.63	0.95	10.87	18.27	1.19	0.90	18.98	17.56	159.74
JFBI	Jefferson Bancshares Inc of TN*	3.50	6,635	23.2	5.02	2.75	3.31	5.74	-19.72	8.02	-3.53	-3.73	8.51	8.17	92.49
KFFB	KY Fst Fed Bp MHC of KY (39.3)	8.17	7,790	25.5	10.76	7.73	9.19	-11.10	-18.87	-11.68	0.17	0.16	7.47	5.58	30.99
KFFG	Kaiser Federal Fin Group of CA*	12.16	9,559	116.2	14.70	9.58	12.20	-0.33	-12.52	5.01	0.87	0.87	16.25	15.83	94.36
KRNY	Kearny Fin Cp MHC of NJ (25.1)	9.23	67,975	165.4	10.43	8.24	9.24	-0.11	-9.24	7.33	0.09	0.12	7.05	5.45	42.57
LSBI	LSB Fin. Corp. of Lafayette IN*	15.60	1,554	24.2	16.36	8.90	15.59	0.06	32.20	14.87	1.15	0.69	23.04	23.04	234.09
LPSB	LaPorte Bancrp MHC of IN(45.0)	9.57	4,586	19.8	10.01	6.00	9.50	0.74	33.66	5.86	0.59	0.44	11.21	9.24	96.53
LSBK	Lake Shore Bnp MHC of NY(39.4)	10.88	5,957	26.6	14.00	7.52	10.80	0.74	36.00	17.88	0.51	0.38	9.27	9.27	80.42
LEGC	Legacy Bancorp, Inc. of MA(8)*	13.06	8,632	112.7	13.88	7.36	13.10	-0.31	38.05	-0.61	-0.69	-0.58	12.95	11.30	104.91
LABC	Louisiana Bancorp, Inc. of LA*	15.37	3,623	55.7	15.54	13.92	15.20	1.12	5.93	5.27	0.70	0.60	16.83	16.83	89.56
MSBF	MSB Fin Corp MHC of NJ (40.3)	5.50	5,173	11.7	8.07	5.15	5.51	-0.18	-32.10	-6.78	0.14	0.14	7.84	7.84	67.56
MGYR	Magyar Bancorp MHC of NJ(44.7)	4.50	5,799	11.6	5.36	3.01	4.30	4.65	19.68	12.50	0.59	0.50	7.57	7.57	92.74
MLVF	Malvern Fed Bncp MHC PA(44.6)	8.00	6,103	21.8	9.51	5.05	7.91	1.14	-12.09	6.67	-0.64	-0.63	10.59	10.59	113.29
MFLR	Mayflower Bancorp, Inc. of MA*	8.61	2,080	17.9	10.35	6.82	9.00	-4.33	19.25	-4.33	0.65	0.38	10.04	10.04	118.03
EBSB	Meridian Fn Serv MHC MA (41.4)	13.57	22,463	128.3	14.30	9.85	13.31	1.95	11.23	15.10	0.61	0.54	9.72	9.11	84.61
CASH	Meta Financial Group of IA*	13.58	3,117	42.3	37.88	11.90	14.00	-3.00	-58.22	-1.45	3.05	2.74	23.40	23.02	379.66
MFSF	MutualFirst Fin. Inc. of IN*	8.00	6,985	55.9	10.50	6.10	8.05	-0.62	0.13	-13.98	0.94	0.60	14.22	13.57	201.42
NASB	NASB Fin, Inc. of Grandview MO*	13.37	7,868	105.2	22.35	12.49	13.77	-2.90	-36.96	-20.23	0.89	-2.32	21.58	21.26	169.95
NECB	NE Comm Bncrp MHC of NY (44.6)	6.40	13,115	38.1	6.59	4.40	6.36	0.63	16.79	14.29	0.14	0.24	8.25	8.11	35.53
NHTB	NH Thrift Bancshares of NH*	13.13	5,774	75.8	13.75	9.30	13.35	-1.65	26.25	4.62	1.36	0.87	14.49	9.51	173.46
NVSL	Naug Vlly Fin MHC of CT (40.4)	8.31	7,019	23.6	9.07	4.70	8.25	0.73	17.04	23.11	0.21	0.23	7.45	7.44	80.96
NFSB	Newport Bancorp, Inc. of RI*	14.20	3,489	49.5	14.48	10.97	14.20	0.00	15.92	18.33	0.57	0.56	14.39	14.39	128.84
FFFD	North Central Bancshares of IA*	16.75	1,351	22.6	18.49	12.11	16.25	3.08	-9.46	0.36	0.92	0.92	29.39	28.90	340.20
NFBK	Northfield Bcp MHC of NY(43.4)	13.60	42,918	259.5	15.00	10.51	13.56	0.29	-9.39	2.10	0.36	0.33	9.22	8.84	54.89
NWBI	Northwest Bancshares Inc of PA*	12.19	107,733	1,313.3	12.67	10.24	12.23	-0.33	-1.69	3.48	0.57	0.58	11.95	10.32	75.39
OBAF	OBA Financial Serv. Inc of MD*	14.80	4,629	68.5	15.00	10.75	14.76	0.27	35.28	7.09	0.18	0.17	17.47	17.47	76.90
OSHC	Ocean Shore Holding Co. of NJ*	12.46	7,297	90.9	13.25	10.12	12.30	1.30	13.38	8.82	0.73	0.74	13.94	13.94	118.04
OCFC	OceanFirst Fin. Corp of NJ*	13.92	18,844	262.3	14.69	11.08	13.97	-0.36	3.96	8.16	1.12	0.98	10.93	10.93	120.11
OFED	Oconee Fed Fn Cp MHC SC (35.0)	12.25	6,348	27.2	13.50	11.00	12.05	1.66	22.50	22.50	0.39	0.39	12.09	12.09	57.04
OABC	OmniAmerican Bancorp Inc of TX*	14.62	11,839	173.1	15.93	11.00	14.31	2.17	23.48	7.90	0.14	0.05	16.76	16.76	112.76
ONFC	Oneida Financial Corp. of NY*	8.60	7,162	61.6	10.67	7.06	8.46	1.65	-16.83	9.55	0.55	0.58	11.64	8.22	92.37
ORIT	Oritani Financial Corp of NJ*	12.56	56,202	705.9	12.98	9.10	12.02	4.49	15.97	2.61	0.31	0.31	11.50	11.50	45.50
PSBH	PSB Hldgs Inc MHC of CT (42.9)	5.06	6,525	14.2	5.98	2.60	5.28	-4.17	24.32	21.93	0.20	0.32	7.19	6.08	73.05
PVFC	PVF Capital Corp. of Solon OH*	2.00	25,670	51.3	2.35	1.61	1.94	3.09	-12.28	9.89	-0.38	-0.57	2.90	2.90	30.28
PFED	Park Bancorp of Chicago IL*	3.25	1,193	3.9	5.07	3.12	3.65	-10.96	-28.26	-9.72	-4.49	-4.49	15.11	15.11	177.53
PVSA	Parkvale Financial Corp of PA*	10.30	5,582	57.5	12.00	5.75	10.71	-3.83	12.20	12.20	-2.81	1.14	16.19	11.16	320.87
PBHC	Pathfinder BC MHC of NY (36.3)	9.22	2,485	8.3	10.25	6.00	10.23	-9.87	36.80	8.47	1.01	0.81	9.81	8.26	164.40
PEOP	Peoples Fed Bancshrs Inc of MA*	14.24	7,142	101.7	14.91	10.10	13.99	1.79	42.40	9.45	-0.01	0.45	16.31	16.31	74.01
PBCT	Peoples United Financial of CT*	13.16	354,940	4,671.0	14.94	12.17	13.51	-2.59	-10.35	-6.07	0.35	0.36	14.54	9.04	70.33
PROV	Provident Fin. Holdings of CA*	8.12	11,419	92.7	8.70	4.57	8.10	0.25	17.68	12.15	1.25	-0.42	12.22	12.22	117.26
PBNY	Provident NY Bncrp, Inc. of NY*	9.02	38,073	343.4	11.09	7.86	9.18	-1.74	-13.10	-14.01	0.54	0.36	11.04	6.74	76.68
PBIP	Prudential Bncp MHC PA (25.5)	6.45	10,031	19.5	8.00	5.50	6.55	-1.53	-11.64	6.61	0.23	0.26	5.58	5.58	52.20
PULB	Pulaski Fin Cp of St. Louis MO*	7.39	10,472	77.4	7.82	5.50	7.20	2.64	11.46	-2.51	0.81	0.42	8.34	7.96	127.78
RIVR	River Valley Bancorp of IN*	17.00	1,514	25.7	17.00	13.12	15.65	8.63	22.30	6.25	1.53	0.83	17.48	17.43	255.36
RVSB	Riverview Bancorp, Inc. of WA*	3.09	22,472	69.4	3.50	1.71	3.14	-1.59	-10.95	13.60	0.19	0.18	4.76	3.61	38.24

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 13, 2011

	Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
		Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)															
RCKB	Rockville Fin New, Inc. of CT*	9.71	29,501	286.5	10.87	6.92	9.63	0.83	19.73	20.47	0.28	0.36	11.39	11.35	64.40
ROMA	Roma Fin Corp MHC of NJ (26.2)	10.55	30,281	87.8	12.47	9.29	10.56	-0.09	-14.37	-0.47	0.18	0.14	7.02	6.96	61.20
SIFI	SI Financial Group, Inc. of CT*	10.27	10,576	108.6	10.50	6.11	9.91	3.63	53.28	4.48	0.26	0.22	12.19	11.80	87.88
SPBC	SP Bancorp, Inc. of Plano, TX*	11.86	1,725	20.5	12.50	8.71	11.68	1.54	18.60	26.44	0.65	0.08	18.61	18.61	138.44
SVBI	Severn Bancorp, Inc. of MD*	4.10	10,067	41.3	5.95	2.80	4.45	-7.87	-26.92	18.84	0.04	-0.02	7.84	7.81	96.13
STND	Standard Financial Corp. of PA*	15.40	3,478	53.6	17.03	10.90	15.34	0.39	54.00	11.19	0.64	0.90	21.74	19.00	125.26
THRD	TF Fin. Corp. of Newtown PA*	21.99	2,822	62.1	22.86	19.05	21.78	0.96	2.85	3.58	1.15	0.93	26.32	24.71	242.46
TFSL	TFS Fin Corp MHC of OH (26.4)	10.49	308,418	851.7	14.09	7.76	10.40	0.87	-25.50	16.30	-0.02	-0.06	5.68	5.65	35.29
TBNK	Territorial Bancorp, Inc of HI*	20.02	12,028	240.8	20.80	16.46	20.03	-0.05	5.31	0.55	1.04	1.00	18.91	18.91	123.74
TSBK	Timberland Bancorp, Inc. of WA*	5.78	7,045	40.7	6.50	2.90	6.01	-3.83	20.42	60.11	0.29	0.16	10.18	9.31	105.59
TRST	TrustCo Bank Corp NY of NY*	5.67	77,244	438.0	7.07	5.19	5.74	-1.22	-18.88	-10.57	0.39	0.35	3.35	3.34	51.89
UCBA	United Comm Bncp MHC IN (40.7)	7.11	7,846	22.7	8.13	6.04	7.40	-3.92	-5.20	-1.93	0.15	0.12	7.04	6.57	62.55
UCFC	United Community Fin. of OH*	1.38	30,951	42.7	2.17	1.10	1.33	3.76	-33.33	2.99	-0.94	-1.19	5.73	5.72	68.34
UBNK	United Financial Bncrp of MA*	16.05	16,096	258.3	16.76	12.68	16.00	0.31	15.63	5.11	0.67	0.66	13.92	13.38	99.39
VPFG	ViewPoint Financal Group of TX*	12.54	34,839	436.9	13.75	8.82	12.36	1.46	1.21	7.27	0.62	0.33	11.48	11.44	80.26
WSB	WSB Holdings, Inc. of Bowie MD*	2.81	7,992	22.5	3.75	1.85	3.10	-9.35	-17.35	22.17	-0.49	-0.45	6.55	6.55	51.22
WSFS	WSFS Financial Corp. of DE*	42.74	8,595	367.4	50.99	32.87	42.94	-0.47	-4.92	-9.91	1.75	1.27	37.08	33.15	459.75
WVFC	WVS Financial Corp. of PA*	8.85	2,058	18.2	13.70	8.31	8.65	2.31	-36.56	-2.64	0.30	0.33	13.78	13.78	120.22
WFSL	Washington Federal, Inc. of WA*	15.27	112,074	1,711.4	19.48	13.97	15.42	-0.97	-18.95	-9.75	1.06	1.43	16.43	14.14	120.33
WSBF	Waterstone Fin MHC of WI(26.2)	3.03	31,250	24.8	4.52	2.37	2.94	3.06	-23.68	-6.77	-0.11	-0.92	5.47	5.47	56.35
WAYN	Wayne Savings Bancshares of OH*	8.59	3,004	25.8	9.93	7.11	8.40	2.26	0.70	-4.34	0.74	0.69	12.65	11.97	136.32
WFD	Westfield Fin. Inc. of MA*	8.78	28,046	246.2	9.45	7.23	8.87	-1.01	1.86	-5.08	0.11	0.01	7.89	7.89	44.19
WBKC	Wolverine Bancorp, Inc. of MI*	14.90	2,508	37.4	14.99	11.00	14.50	2.76	49.00	49.00	-1.74	-1.08	24.93	24.93	130.93

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1
Weekly Thrift Market Line - Part Two
Prices As Of May 13, 2011

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	Reported Earnings: ROE(5) (%)	Reported Earnings: ROI(5) (%)	Core Earnings: ROA(5) (%)	Core Earnings: ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. All Public Companies(no MHCs)																		
All Public Companies(119)	11.65	10.98	0.02	1.31	3.99	-0.07	0.36	3.80	58.03	1.84	16.94	79.39	9.60	87.23	19.06	0.22	1.63	26.91
NYSE Traded Companies(6)	9.40	7.37	-0.51	-1.36	5.09	-0.55	-2.69	5.47	35.19	2.33	15.09	113.44	11.51	149.77	16.21	0.43	2.57	57.80
AMEX Traded Companies(1)	10.15	9.71	0.95	9.65	9.66	0.96	9.82	2.60	50.80	1.78	10.35	97.28	9.87	102.20	10.17	1.44	4.03	41.74
NASDAQ Listed OTC Companies(112)	11.79	11.19	0.04	1.36	3.88	-0.05	0.42	3.73	59.39	1.81	17.13	77.29	9.49	83.55	19.39	0.19	1.55	25.82
California Companies(5)	11.05	10.98	0.76	8.06	16.18	0.35	3.58	6.33	33.78	2.38	7.84	78.64	9.46	79.04	9.96	0.14	1.07	7.70
Florida Companies(3)	5.63	5.33	-2.25	0.51	0.26	-1.86	12.58	12.26	28.28	3.39	NM	95.90	8.65	108.23	15.56	0.19	0.69	0.00
Mid-Atlantic Companies(36)	11.58	10.56	0.31	4.23	3.41	0.31	4.45	3.17	43.92	1.53	17.56	89.27	10.39	103.04	18.44	0.27	2.11	32.49
Mid-West Companies(32)	9.54	9.10	-0.37	-3.42	4.05	-0.59	-6.10	5.14	39.20	2.43	12.81	62.22	6.13	65.79	16.96	0.18	1.59	24.25
New England Companies(17)	14.03	12.85	0.50	4.43	4.34	0.49	4.18	1.31	121.51	1.08	22.52	96.63	13.38	109.16	22.59	0.31	2.07	34.87
North-West Companies(5)	12.57	11.54	-0.44	-3.21	-1.12	-0.43	-3.21	9.00	21.94	2.19	16.87	63.81	8.15	72.02	21.32	0.05	0.31	7.55
South-East Companies(15)	14.16	13.95	-0.13	-1.15	2.19	-0.22	-1.53	3.06	90.94	1.71	20.18	71.17	10.69	73.02	21.10	0.19	0.98	22.43
South-West Companies(3)	14.20	14.19	0.46	4.02	3.79	0.17	1.47	2.07	48.98	1.17	19.24	86.73	12.39	86.86	38.00	0.07	0.53	10.75
Western Companies (Excl CA)(3)	15.32	15.24	0.41	2.77	2.68	0.30	2.02	1.21	44.43	1.25	18.86	94.20	14.42	94.77	20.02	0.29	2.11	40.64
Thrift Strategy(113)	11.83	11.20	0.06	1.31	4.12	-0.02	0.54	3.54	59.43	1.74	16.67	79.08	9.73	86.39	18.56	0.22	1.66	27.24
Mortgage Banker Strategy(3)	3.97	3.83	-1.16	10.79	15.39	-1.76	-3.63	10.63	34.68	4.59	6.50	77.78	2.89	91.67	NM	0.01	0.16	3.20
Real Estate Strategy(1)	9.58	9.58	-1.16	-12.10	-19.00	-1.74	-18.15	9.28	40.86	4.97	NM	68.97	6.61	68.97	NM	0.00	0.00	0.00
Diversified Strategy(2)	14.37	10.61	0.46	3.34	3.38	0.42	2.78	2.72	39.35	1.56	31.01	102.89	14.00	137.25	35.10	0.55	2.96	27.43
Companies Issuing Dividends(74)	12.24	11.34	0.48	4.40	4.97	0.42	3.94	2.30	58.31	1.47	17.14	90.34	11.08	101.18	18.93	0.35	2.65	39.29
Companies Without Dividends(45)	10.71	10.41	-0.70	-4.54	1.72	-0.86	-6.41	6.21	57.57	2.44	16.26	61.55	7.24	64.52	19.56	0.00	0.00	0.00
Equity/Assets <6%(9)	2.81	2.52	-2.11	-13.75	9.09	-2.20	-13.44	10.42	34.92	3.85	2.20	41.93	1.20	50.29	7.21	0.01	0.10	0.00
Equity/Assets 6-12%(58)	8.75	8.33	0.10	1.82	5.51	-0.05	0.24	3.97	54.43	1.82	13.64	78.07	6.78	83.65	17.00	0.26	1.81	24.92
Equity/Assets >12%(52)	16.32	15.30	0.27	1.98	2.21	0.25	1.66	2.73	64.86	1.55	21.89	86.11	14.10	96.42	22.76	0.21	1.66	30.60
Converted Last 3 Mths (no MHC)(2)	20.17	20.15	0.20	4.17	1.15	0.45	5.37	2.28	67.12	1.74	34.68	76.46	15.21	76.61	26.97	0.13	1.34	0.00
Actively Traded Companies(4)	8.90	8.11	0.48	5.39	3.38	0.51	5.49	3.06	49.62	1.77	12.96	97.34	8.58	105.37	12.95	0.40	1.64	18.94
Market Value Below $20 Million(15)	6.42	6.39	-1.16	-6.70	11.17	-1.34	-8.62	7.58	37.18	2.93	13.32	46.35	3.41	46.54	18.99	0.08	0.67	20.20
Holding Company Structure(114)	11.72	11.04	0.00	1.04	3.97	-0.09	0.12	3.80	58.44	1.86	17.09	78.57	9.62	86.36	19.10	0.21	1.62	26.90
Assets Over $1 Billion(56)	11.55	10.53	0.17	2.52	4.51	0.07	1.40	3.42	49.17	1.82	16.36	91.08	10.66	104.11	18.79	0.28	2.14	32.33
Assets $500 Million-$1 Billion(32)	11.24	10.78	-0.21	-0.24	1.48	-0.24	-0.39	4.86	42.45	1.82	17.03	70.16	8.51	73.93	19.15	0.16	1.03	18.41
Assets $250-$500 Million(22)	12.57	12.22	0.04	1.82	5.81	-0.07	0.49	3.82	92.91	2.06	17.65	70.39	9.36	74.25	18.93	0.19	1.31	26.59
Assets less than $250 Million(9)	11.47	11.44	-0.15	-1.79	4.84	-0.35	-3.44	3.07	91.49	1.55	18.48	62.30	7.39	62.45	22.10	0.15	1.24	25.55
Goodwill Companies(71)	10.96	9.85	0.08	1.85	4.24	0.03	1.43	3.53	48.21	1.79	16.69	80.89	9.09	93.73	18.22	0.26	2.00	28.64
Non-Goodwill Companies(47)	12.87	12.87	-0.05	0.77	3.58	-0.20	-0.93	4.19	73.83	1.93	17.44	78.41	10.59	78.41	20.99	0.15	1.08	24.14
Acquirors of FSLIC Cases(1)	13.65	11.98	0.90	6.62	6.94	1.21	8.93	0.00	0.00	1.90	14.41	92.94	12.69	107.99	10.68	0.24	1.57	22.64

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 13, 2011

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
All Public Companies(26)	12.72	11.94	0.25	2.28	2.80	0.22	1.68	4.45	30.77	1.52	25.51	108.99	13.94	117.67	23.99	0.17	1.72	22.42
NASDAQ Listed OTC Companies(26)	12.72	11.94	0.25	2.28	2.80	0.22	1.68	4.45	30.77	1.52	25.51	108.99	13.94	117.67	23.99	0.17	1.72	22.42
Mid-Atlantic Companies(15)	12.10	11.54	0.17	2.14	3.28	0.27	2.65	5.58	37.60	1.77	22.79	107.07	12.75	114.35	22.71	0.16	1.44	27.06
Mid-West Companies(6)	14.04	12.50	0.28	1.72	1.51	-0.02	-1.25	4.29	26.05	1.29	28.11	108.79	16.03	123.22	21.75	0.22	2.72	0.00
New England Companies(3)	10.18	9.50	0.43	4.08	3.66	0.46	4.50	2.74	19.92	1.12	29.04	107.18	11.08	114.62	25.69	0.04	0.48	19.05
South-East Companies(2)	16.94	16.73	0.47	2.20	2.33	0.17	-2.88	2.04	26.15	1.05	31.41	125.80	20.27	128.81	31.41	0.30	2.55	0.00
Thrift Strategy(26)	12.72	11.94	0.25	2.28	2.80	0.22	1.68	4.45	30.77	1.52	25.51	108.99	13.94	117.67	23.99	0.17	1.72	22.42
Companies Issuing Dividends(16)	13.65	12.79	0.41	3.06	2.56	0.35	2.46	3.44	30.10	1.33	29.15	114.46	15.44	123.70	26.96	0.28	2.87	49.32
Companies Without Dividends(10)	11.33	10.67	0.02	1.19	3.21	0.02	0.58	5.59	31.53	1.76	20.64	100.80	11.68	108.63	20.53	0.00	0.00	0.00
Equity/Assets <6%(1)	5.97	5.07	0.64	8.23	10.95	0.51	6.60	0.00	0.00	1.31	9.13	93.99	5.61	111.62	11.38	0.12	1.30	11.88
Equity/Assets 6-12%(15)	10.34	9.89	0.39	3.70	3.11	0.27	2.42	3.17	34.47	1.30	25.34	107.27	11.11	112.61	24.24	0.17	1.73	18.67
Equity/Assets >12%(10)	17.45	16.13	-0.03	-1.13	1.21	0.11	-0.32	5.89	26.61	1.86	34.59	113.53	19.57	126.78	29.04	0.17	1.76	66.67
Market Value Below $20 Million(1)	13.96	13.96	-2.64	-17.20	0.00	-1.00	-6.53	19.04	21.80	5.15	NM	9.33	1.30	9.33	NM	0.00	0.00	0.00
Holding Company Structure(24)	12.81	12.00	0.24	2.20	2.77	0.21	1.55	4.45	30.77	1.53	25.31	108.72	14.00	117.76	23.92	0.18	1.79	24.66
Assets Over $1 Billion(10)	12.95	12.09	0.27	2.07	0.99	0.02	-0.37	3.84	33.47	1.56	28.15	138.54	18.25	149.58	25.91	0.11	0.98	22.22
Assets $500 Million-$1 Billion(7)	10.17	9.92	-0.05	0.90	3.42	0.16	2.25	6.94	34.46	1.81	25.99	93.06	8.98	96.39	21.28	0.20	1.71	28.29
Assets $250-$500 Million(8)	13.28	12.64	0.46	3.93	4.47	0.45	3.66	3.57	26.08	1.23	23.78	89.64	11.87	96.80	24.99	0.19	2.17	16.70
Assets less than $250 Million(1)	24.10	19.17	0.56	2.29	2.08	0.52	2.15	3.15	20.59	0.82	NM	109.37	26.36	146.42	NM	0.40	4.90	0.00
Goodwill Companies(16)	13.35	12.13	0.38	3.06	2.81	0.32	2.56	3.49	29.74	1.33	26.83	122.35	16.30	135.91	23.37	0.17	1.86	19.38
Non-Goodwill Companies(9)	11.32	11.32	0.36	3.27	2.78	0.16	0.84	3.64	34.84	1.41	23.73	94.74	10.80	94.74	24.72	0.20	1.67	27.73
MHC Institutions(26)	12.72	11.94	0.25	2.28	2.80	0.22	1.68	4.45	30.77	1.52	25.51	108.99	13.94	117.67	23.99	0.17	1.72	22.42

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 13, 2011

	Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	Core Earnings: ROA(5) (%)	ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
	NYSE Traded Companies																		
AF	Astoria Financial Corp. of NY*	7.14	6.16	0.47	7.16	6.49	0.45	6.84	2.91	36.82	1.37	15.41	108.02	7.71	126.55	16.13	0.52	3.75	57.78
BBX	BankAtlantic Bancorp Inc of FL*	1.40	1.07	-3.15	NM	NM	-3.22	NM	12.26	28.28	5.12	NM	89.11	1.25	116.88	NM	0.00	0.00	NM
BKU	BankUnited, Inc.*	13.30	12.74	0.06	0.51	0.26	1.56	12.58	NA	NA	1.64	NM	183.15	24.35	192.40	15.56	0.56	2.07	NM
FBC	Flagstar Bancorp, Inc. of MI*	7.57	7.57	-2.51	-29.95	NM	-3.88	-46.38	8.77	23.73	3.67	NM	80.90	6.13	80.90	NM	0.00	0.00	NM
NYB	New York Community Bcrp of NY*	13.50	7.88	1.31	9.97	7.69	1.06	8.05	1.89	20.36	0.55	13.01	128.33	17.32	234.29	16.10	1.00	6.15	NM
PFS	Provident Fin. Serv. Inc of NJ*	13.50	8.79	0.73	5.50	5.93	0.72	5.43	1.51	66.77	1.63	16.86	91.14	12.31	147.57	17.06	0.48	3.43	57.83
	AMEX Traded Companies																		
TSH	Teche Hlding Cp of N Iberia LA*	10.15	9.71	0.95	9.65	9.66	0.96	9.82	2.60	50.80	1.78	10.35	97.28	9.87	102.20	10.17	1.44	4.03	41.74
	NASDAQ Listed OTC Companies																		
ABBC	Abington Bancorp, Inc. of PA(8)*	18.14	18.14	0.62	3.61	3.32	0.62	3.61	3.74	9.81	0.63	30.11	108.75	19.72	108.75	30.11	0.24	2.10	63.16
ALLB	Alliance Bancorp, Inc. of PA*	18.15	18.15	0.35	2.83	2.67	0.35	2.83	4.11	27.25	1.80	37.45	69.35	12.59	69.35	37.45	0.16	1.47	55.17
ABCW	Anchor BanCorp Wisconsin of WI*	0.09	0.00	-1.38	NM	NM	-1.73	NM	13.74	31.99	5.51	NM	NM	0.50	NM	NM	0.00	0.00	NM
ANCB	Anchor Bancorp of Aberdeen, WA*	12.18	12.18	-1.10	-10.44	-22.59	-1.15	-10.92	NA	NA	2.22	NM	39.23	4.78	39.23	NM	0.00	0.00	NM
AFCB	Athens Bancshares, Inc. of TN*	17.56	17.44	0.63	3.53	5.09	0.64	3.63	3.02	47.15	1.90	19.64	69.45	12.20	70.03	19.08	0.20	1.48	28.99
ACFC	Atlantic Coast Fin. Corp of GA*	7.11	7.10	-2.03	NM	NM	-2.65	NM	7.78	20.73	2.31	NM	39.70	2.82	39.76	NM	0.00	0.00	NM
BCSB	BCSB Bancorp, Inc. of MD*	8.08	8.07	0.13	1.42	1.94	0.13	1.36	1.81	44.31	1.32	NM	84.88	6.86	84.99	NM	0.00	0.00	0.00
BKMU	Bank Mutual Corp of WI*	12.36	10.48	-2.38	-20.15	NM	-2.83	-23.90	5.85	31.63	3.18	NM	57.92	7.16	69.79	NM	0.04	1.01	NM
BFIN	BankFinancial Corp. of IL*	14.71	13.30	-0.37	-2.29	-3.27	-0.32	-1.97	4.51	29.27	1.70	NM	71.85	10.57	80.74	NM	0.28	3.27	NM
BFED	Beacon Federal Bancorp of NY*	10.77	10.77	0.53	5.17	6.44	0.57	5.58	1.41	104.95	1.95	15.53	77.82	8.38	77.82	14.37	0.20	1.48	22.99
BNCL	Beneficial Mut MHC of PA(43.7)	12.42	10.09	-0.37	-2.81	-2.63	-0.32	-2.42	2.79	34.72	1.71	NM	110.74	13.75	139.87	NM	0.00	0.00	NM
BHLB	Berkshire Hills Bancorp of MA*	13.52	8.02	0.47	3.44	4.45	0.52	3.76	0.81	136.11	1.49	22.46	76.40	10.33	136.90	20.50	0.64	3.03	68.09
BOFI	Bofi Holding, Inc. Of CA*	7.90	7.90	1.25	14.88	11.52	1.03	12.25	1.92	NA	0.61	8.68	122.49	9.68	122.49	10.54	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA*	3.46	3.46	0.37	5.89	45.45	0.15	2.41	14.25	29.66	4.73	2.20	25.21	0.87	25.21	5.38	0.00	0.00	0.00
BRKL	Brookline Bancorp, Inc. of MA*	16.27	14.82	1.05	5.83	5.81	1.05	5.83	1.04	94.82	1.19	17.20	100.12	16.29	111.80	17.20	0.34	4.03	69.39
BFSB	Brooklyn Fed MHC of NY (28.2)	13.96	13.96	-2.64	-17.20	NM	-1.00	-6.53	19.04	21.80	5.15	NM	9.33	1.30	9.33	NM	0.00	0.00	NM
CITZ	CFS Bancorp, Inc of Munster IN*	10.07	10.06	0.32	3.10	5.99	0.27	2.61	8.03	18.61	2.36	16.69	51.40	5.17	51.45	19.78	0.04	0.75	12.50
CMSB	CMS Bancorp Inc of W Plains NY*	8.77	8.77	0.09	1.04	1.39	-0.07	-0.78	NA	NA	0.65	NM	74.66	6.55	74.66	NM	0.00	0.00	0.00
CBNJ	Cape Bancorp, Inc. of NJ*	13.29	11.37	1.10	8.78	8.53	1.09	8.68	5.25	23.36	1.67	11.73	97.36	12.94	116.35	11.86	0.00	0.00	0.00
CFFN	Capitol Federal Fin Inc. of KS*	19.79	19.79	0.41	2.70	1.92	0.69	4.55	0.72	19.58	0.27	NM	99.65	19.72	99.65	30.97	0.30	2.62	NM
CARV	Carver Bancorp, Inc. of NY*	1.24	1.23	-4.62	NM	NM	-4.77	NM	12.22	23.48	3.53	NM	13.44	0.17	13.62	NM	0.00	0.00	NM
CEBK	Central Bncrp of Somerville MA*	7.21	6.81	0.41	4.85	7.01	0.33	3.85	3.42	21.40	0.99	14.27	85.08	6.14	90.51	17.98	0.20	1.07	15.27
CFBK	Central Federal Corp. of OH*	3.24	3.20	-2.45	-35.85	NM	-2.92	-42.76	5.60	63.34	4.82	NM	69.44	2.25	70.42	NM	0.00	0.00	NM
CHFN	Charter Fin Corp MHC GA (49.0)	12.69	12.26	0.26	2.20	1.47	-0.35	-2.88	2.72	34.67	1.77	NM	150.28	19.06	156.30	NM	0.20	1.83	NM
CHEV	Cheviot Fin Cp MHC of OH(38.5)	11.49	9.77	0.51	2.92	2.50	0.42	2.41	2.59	13.41	0.32	40.00	116.90	13.43	140.03	NM	0.48	5.22	NM
CBNK	Chicopee Bancorp, Inc. of MA*	15.81	15.81	0.10	0.58	0.62	0.07	0.45	0.99	77.25	0.99	NM	94.34	14.92	94.34	NM	0.00	0.00	0.00
CZWI	Citizens Comm Bncorp Inc of WI*	8.93	8.81	-1.30	-13.97	-28.00	-1.04	-11.22	2.65	28.66	0.98	NM	51.83	4.63	52.55	NM	0.00	0.00	NM
CSBC	Citizens South Bnkg Corp of NC*	6.90	6.75	-0.33	-3.76	-6.68	-0.27	-3.03	2.44	45.93	1.65	NM	74.36	5.13	76.07	NM	0.04	0.86	NM
CSBK	Clifton Svg Bp MHC of NJ(35.8)(8)	15.87	15.87	0.78	4.89	3.02	0.78	4.89	NA	NA	0.42	33.12	160.03	25.39	160.03	33.12	0.24	2.20	72.73
COBK	Colonial Financial Serv. of NJ*	11.70	11.70	0.64	6.11	7.00	0.61	5.90	4.62	13.67	1.18	14.29	75.62	8.85	75.62	14.79	0.00	0.00	0.00
CFFC	Community Fin. Corp. of VA*	6.96	6.96	0.26	2.84	9.17	0.12	1.33	7.56	23.50	1.61	10.91	41.45	2.89	41.45	23.27	0.00	0.00	0.00
DNBK	Danvers Bancorp, Inc. of MA(8)*	10.31	9.24	0.65	5.92	3.76	0.64	5.85	0.55	124.51	1.06	26.63	159.80	16.48	180.41	26.95	0.16	0.72	19.28
DCOM	Dime Community Bancshars of NY*	8.14	6.88	1.05	13.35	8.74	1.08	13.67	1.03	46.19	0.57	11.44	145.99	11.88	174.97	11.17	0.56	3.95	45.16
ESBF	ESB Financial Corp. of PA*	8.83	6.78	0.80	9.04	8.46	0.83	9.38	0.89	38.35	1.02	11.83	107.24	9.47	142.86	11.39	0.33	2.68	31.73
ESSA	ESSA Bancorp, Inc. of PA*	14.86	14.86	0.41	2.55	3.09	0.34	2.11	1.92	38.79	1.08	32.34	86.81	12.90	86.81	39.03	0.20	1.77	57.14
EBMT	Eagle Bancorp Montanta of MT*	15.83	15.83	0.75	5.03	5.42	0.30	2.01	1.09	45.18	0.88	18.47	85.43	13.52	85.43	NM	0.28	2.53	46.67
ESBK	Elmira Svgs Bank, FSB of NY*	7.59	5.13	0.97	8.65	14.69	0.47	4.18	NA	NA	0.90	6.81	86.74	6.58	131.58	14.08	0.80	4.78	32.52
FFDF	FFD Financial Corp of Dover OH*	8.87	8.87	0.66	7.36	9.30	0.42	4.71	1.48	78.60	1.35	10.75	77.97	6.92	77.97	16.82	0.68	4.76	51.13
FFCO	FedFirst Financial Corp of PA*	17.49	17.17	0.16	1.02	1.20	0.28	1.86	0.78	107.51	1.18	NM	75.60	13.22	77.32	NM	0.12	0.80	66.67
FSBI	Fidelity Bancorp, Inc. of PA*	6.29	5.92	0.04	0.55	1.00	0.23	3.19	2.54	35.48	1.79	NM	63.87	4.02	68.08	17.27	0.08	0.89	NM
FABK	First Advantage Bancorp of TN*	19.32	19.32	0.49	2.47	3.14	0.24	1.20	0.95	111.32	1.49	31.83	80.36	15.53	80.36	NM	0.20	1.53	48.78
FBSI	First Bancshares, Inc. of MO*	9.56	9.52	-1.80	-17.26	NM	-1.81	-17.40	4.05	30.48	2.56	NM	48.09	4.60	48.32	NM	0.00	0.00	NM
FCAP	First Capital, Inc. of IN*	10.74	9.64	0.83	7.84	8.13	0.72	6.85	1.88	52.51	1.57	12.30	95.90	10.30	108.14	14.07	0.76	4.58	56.30
FCLF	First Clover Leaf Fin Cp of IL*	13.44	11.53	0.65	4.88	6.96	0.52	3.87	NA	NA	1.46	14.38	70.41	9.47	83.94	18.16	0.24	3.48	50.00
FCFL	First Community Bk Corp of FL*	2.18	2.18	-3.68	NM	NM	-3.94	NM	NA	NA	3.40	NM	15.43	0.34	15.43	NM	0.00	0.00	NM
FDEF	First Defiance Fin. Corp of OH*	10.99	8.17	0.35	2.95	5.02	0.13	1.12	2.65	74.56	2.75	19.93	63.28	6.96	87.85	NM	0.00	0.00	0.00
FFNM	First Fed of N. Michigan of MI*	10.91	10.67	0.09	0.86	1.92	0.00	0.00	5.29	23.08	1.71	NM	44.79	4.89	45.91	NM	0.00	0.00	0.00
FFBHD	First Fed. Bancshares of AR(8)*	3.21	3.21	-1.15	-18.47	NM	-1.35	-21.64	17.31	29.12	7.39	NM	39.61	1.27	39.61	NM	0.00	0.00	NM
FFNW	First Fin NW, Inc of Renton WA*	14.92	14.92	-2.78	-18.96	NM	-2.86	-19.47	12.52	13.67	2.48	NM	65.18	9.72	65.18	NM	0.00	0.00	NM
FFCH	First Fin. Holdings Inc. of SC*	7.47	6.40	-0.49	-5.10	-10.24	-0.58	-6.03	4.84	53.23	3.30	NM	64.81	4.84	76.44	NM	0.20	2.07	NM
FPTB	First PacTrust Bancorp of CA*	16.24	16.24	0.22	1.72	1.38	-0.02	-0.17	6.19	23.03	1.74	NM	104.23	16.93	104.23	NM	0.42	2.89	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 13, 2011

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																		
FPFC First Place Fin. Corp. of OH*	5.79	5.53	-1.10	-13.16	NM	-1.52	-18.23	4.42	32.78	1.78	NM	17.29	1.00	18.16	NM	0.00	0.00	NM
FSFG First Savings Fin. Grp. of IN*	10.93	9.48	0.61	5.64	7.98	0.77	7.11	NA	NA	1.20	12.53	68.85	7.53	80.68	9.93	0.00	0.00	0.00
FFIC Flushing Fin. Corp. of NY*	9.13	8.76	0.91	10.09	8.97	0.96	10.58	3.76	16.90	0.84	11.15	110.02	10.04	115.15	10.64	0.52	3.76	41.94
FXCB Fox Chase Bancorp, Inc. of PA*	19.31	19.31	0.31	1.84	1.81	0.19	1.15	3.61	32.83	1.98	NM	93.39	18.04	93.39	NM	0.08	0.60	33.33
FRNK Franklin Financial Corp. of VA*	22.66	22.66	-0.09	NM	-0.59	0.26	NM	3.83	24.92	2.43	NM	67.66	15.33	67.66	NM	0.00	0.00	NM
GSLA GS Financial Corp. of LA(8)*	10.61	10.61	0.23	2.24	2.43	-0.02	-0.18	4.84	27.64	1.83	NM	92.75	9.84	92.75	NM	0.40	1.94	NM
GCBC Green Co Bcrp MHC of NY (44.1)	8.34	8.34	1.00	11.44	6.80	0.97	11.07	1.23	71.13	1.62	14.70	163.09	13.60	163.09	15.19	0.70	3.81	56.00
HFFC HF Financial Corp. of SD*	7.91	7.58	0.31	4.07	5.02	0.14	1.85	3.17	35.27	1.60	19.91	79.99	6.33	83.84	NM	0.45	4.11	NM
HMNF HMN Financial, Inc. of MN*	6.18	6.18	-2.07	-22.08	NM	-2.20	-23.39	10.91	44.57	5.21	NM	20.60	1.27	20.60	NM	0.00	0.00	NM
HBNK Hampden Bancorp, Inc. of MA*	16.15	16.15	0.33	2.03	2.09	0.28	1.74	2.52	35.01	1.28	NM	98.10	15.84	98.10	NM	0.12	0.90	42.86
HARL Harleysville Svgs Fin Cp of PA*	6.42	6.42	0.58	9.24	8.88	0.58	9.24	NA	NA	0.55	11.26	100.81	6.47	100.81	11.26	0.76	5.11	57.58
HBOS Heritage Fin Group, Inc of GA*	15.80	15.47	0.21	1.90	1.33	0.62	5.46	2.68	40.04	1.23	NM	87.59	13.84	89.82	26.09	0.12	1.00	NM
HIFS Hingham Inst. for Sav. of MA*	7.26	7.26	1.08	15.20	9.82	1.08	15.20	0.91	74.24	0.89	10.19	146.52	10.64	146.52	10.19	0.96	1.86	18.90
HBCP Home Bancorp Inc. Lafayette LA*	18.92	18.72	0.66	3.48	3.86	0.76	4.03	0.32	178.70	0.91	25.93	90.18	17.06	91.35	22.39	0.00	0.00	0.00
HOME Home Federal Bancorp Inc of ID*	14.84	14.61	-0.39	-2.28	-2.56	-0.22	-1.30	2.28	46.96	2.62	NM	91.31	13.55	93.02	NM	0.22	2.01	NM
HFBL Home Federal Bancorp Inc of LA*	23.17	23.17	0.91	3.86	4.84	0.21	0.90	0.08	408.74	0.64	20.67	79.94	18.52	79.94	NM	0.24	1.81	37.50
HFBC HopFed Bancorp, Inc. of KY*	8.63	8.56	0.61	6.44	11.19	0.26	2.75	2.10	43.22	2.34	8.93	62.45	5.39	63.00	20.92	0.32	4.03	35.96
HCBK Hudson City Bancorp, Inc of NJ*	9.02	8.75	-0.28	-3.14	-3.46	-0.31	-3.44	1.53	25.34	0.84	NM	103.12	9.30	106.68	NM	0.32	3.46	NM
ISBC Investors Bcrp MHC of NJ(43.0)	9.35	9.00	0.73	7.46	4.09	0.66	6.83	1.69	59.64	1.20	24.42	177.46	16.60	185.22	26.69	0.00	0.00	0.00
JXSB Jacksonville Bancorp Inc of IL*	11.88	11.09	0.76	7.13	9.33	0.58	5.40	NA	NA	1.62	10.71	67.18	7.98	72.61	14.17	0.30	2.35	25.21
JFBI Jefferson Bancshares Inc of TN*	9.20	8.87	-3.63	-35.48	NM	-3.84	-37.49	NA	NA	1.96	NM	41.13	3.78	42.84	NM	0.00	0.00	NM
KFFB KY Fst Fed Bp MHC of KY (39.3)	24.10	19.17	0.56	2.29	2.08	0.52	2.15	3.15	20.59	0.82	NM	109.37	26.36	146.42	NM	0.40	4.90	NM
KFFG Kaiser Federal Fin Group of CA*	17.22	16.85	0.94	7.02	7.15	0.94	7.02	3.39	38.67	1.66	13.98	74.83	12.89	76.82	13.98	0.24	1.97	27.59
KRNY Kearny Fin Cp MHC of NJ (25.1)	16.56	13.30	0.24	1.27	0.98	0.32	1.69	NA	NA	0.83	NM	130.92	21.68	169.36	NM	0.20	2.17	NM
LSBI LSB Fin. Corp. of Lafayette IN*	9.84	9.84	0.48	5.10	7.37	0.29	3.06	5.44	33.10	2.03	13.57	67.71	6.66	67.71	22.61	0.00	0.00	0.00
LPSB LaPorte Bancrp MHC of IN(45.0)	11.61	9.77	0.62	5.36	6.17	0.46	4.00	1.96	40.76	1.31	16.22	85.37	9.91	103.57	21.75	0.00	0.00	0.00
LSBK Lake Shore Bnp MHC of NY(39.4)	11.53	11.53	0.67	5.39	4.69	0.50	4.02	0.55	36.03	NA	21.33	117.37	13.53	117.37	28.63	0.28	2.57	54.90
LEGC Legacy Bancorp, Inc. of MA(8)*	12.34	10.94	-0.63	-5.13	-5.28	-0.53	-4.32	1.72	55.91	1.44	NM	100.85	12.45	115.58	NM	0.20	1.53	NM
LABC Louisiana Bancorp, Inc. of LA*	18.79	18.79	0.78	3.94	4.55	0.67	3.38	0.64	86.21	0.96	21.96	91.33	17.16	91.33	25.62	0.00	0.00	0.00
MSBF MSB Fin Corp MHC of NJ (40.3)	11.60	11.60	0.20	1.80	2.55	0.20	1.80	NA	NA	1.26	39.29	70.15	8.14	70.15	39.29	0.12	2.18	NM
MGYR Magyar Bancorp MHC of NJ(44.7)	8.16	8.16	0.63	7.91	13.11	0.54	6.70	NA	NA	0.95	7.63	59.45	4.85	59.45	9.00	0.00	0.00	0.00
MLVF Malvern Fed Bncp MHC PA(44.6)	9.35	9.35	-0.56	-5.80	-8.00	-0.55	-5.71	4.89	31.48	1.96	NM	75.54	7.06	75.54	NM	0.12	1.50	NM
MFLR Mayflower Bancorp, Inc. of MA*	8.51	8.51	0.54	6.51	7.55	0.32	3.80	NA	NA	1.00	13.25	85.76	7.29	85.76	22.66	0.24	2.79	36.92
EBSB Meridian Fn Serv MHC MA (41.4)	11.49	10.85	0.76	6.48	4.50	0.68	5.73	3.00	18.12	0.87	22.25	139.61	16.04	148.96	25.13	0.00	0.00	0.00
CASH Meta Financial Group of IA*	6.16	6.07	0.90	13.71	22.46	0.81	12.32	1.88	21.34	1.42	4.45	58.03	3.58	58.99	4.96	0.52	3.83	17.05
MFSF MutualFirst Fin. Inc. of IN*	7.06	6.76	0.46	4.98	11.75	0.29	3.18	2.69	40.53	1.63	8.51	56.26	3.97	58.95	13.33	0.24	3.00	25.53
NASB NASB Fin, Inc. of Grandview MO*	12.70	12.53	0.49	4.20	6.66	-1.27	-10.95	5.34	45.50	2.76	15.02	61.96	7.87	62.89	NM	0.00	0.00	0.00
NECB NE Comm Bncrp MHC of NY (44.6)	23.22	22.92	0.36	1.70	2.19	0.62	2.92	11.51	14.26	2.05	NM	77.58	18.01	78.91	26.67	0.12	1.88	NM
NHTB NH Thrift Bancshares of NH*	8.35	5.64	0.80	8.52	10.36	0.51	5.45	1.01	98.40	1.42	9.65	90.61	7.57	138.07	15.09	0.52	3.96	38.24
NVSL Naug Vlly Fin MHC of CT (40.4)	9.20	9.19	0.26	2.87	2.53	0.28	3.15	NA	NA	1.38	39.57	111.54	10.26	111.69	36.13	0.12	1.44	57.14
NFSB Newport Bancorp, Inc. of RI*	11.17	11.17	0.44	3.98	4.01	0.43	3.91	0.13	636.92	1.04	24.91	98.68	11.02	98.68	25.36	0.00	0.00	0.00
FFFD North Central Bancshares of IA*	8.64	8.51	0.27	2.52	5.49	0.27	2.52	3.07	44.27	1.90	18.21	56.99	4.92	57.96	18.21	0.04	0.24	4.35
NFBK Northfield Bcp MHC of NY(43.4)	16.80	16.22	0.70	3.88	2.65	0.64	3.56	2.95	31.70	2.58	37.78	147.51	24.78	153.85	NM	0.24	1.76	66.67
NWBI Northwest Bancshares Inc of PA*	15.85	13.99	0.76	4.71	4.68	0.77	4.79	2.23	42.12	1.39	21.39	102.01	16.17	118.12	21.02	0.44	3.61	NM
OBAF OBA Financial Serv. Inc of MD*	22.72	22.72	0.23	1.04	1.22	0.22	0.98	0.97	63.16	0.77	NM	84.72	19.25	84.72	NM	0.00	0.00	0.00
OSHC Ocean Shore Holding Co. of NJ*	11.81	11.81	0.65	5.33	5.86	0.66	5.40	0.69	68.75	0.61	17.07	89.38	10.56	89.38	16.84	0.24	1.93	32.88
OCFC OceanFirst Fin. Corp of NJ*	9.10	9.10	0.95	10.68	8.05	0.83	9.34	2.33	37.62	1.23	12.43	127.36	11.59	127.36	14.20	0.48	3.45	42.86
OFED Oconee Fed Fn Cp MHC SC (35.0)	21.20	21.20	0.68	NM	3.18	0.68	NM	1.35	17.63	0.33	31.41	101.32	21.48	101.32	31.41	0.40	3.27	NM
OABC OmniAmerican Bancorp Inc of TX*	14.86	14.86	0.14	0.83	0.96	0.05	0.30	3.25	24.76	1.32	NM	87.23	12.97	87.23	NM	0.00	0.00	0.00
ONFC Oneida Financial Corp. of NY*	12.60	9.24	0.63	5.56	6.40	0.67	5.86	1.15	56.43	1.61	15.64	73.88	9.31	104.62	14.83	0.48	5.58	NM
ORIT Oritani Financial Corp of NJ*	25.27	25.27	0.72	3.08	2.47	0.72	3.08	1.83	51.39	1.44	NM	109.22	27.60	109.22	NM	0.40	3.18	NM
PSBH PSB Hldgs Inc MHC of CT (42.9)	9.84	8.45	0.27	2.89	3.95	0.43	4.62	2.48	21.71	1.10	25.30	70.38	6.93	83.22	15.81	0.00	0.00	0.00
PVFC PVF Capital Corp. of Solon OH*	9.58	9.58	-1.16	-12.10	-19.00	-1.74	-18.15	9.28	40.86	4.97	NM	68.97	6.61	68.97	NM	0.00	0.00	NM
PFED Park Bancorp of Chicago IL*	8.51	8.51	-2.50	-25.17	NM	-2.50	-25.17	7.41	32.76	3.66	NM	21.51	1.83	21.51	NM	0.00	0.00	NM
PVSA Parkvale Financial Corp of PA*	5.05	3.53	-0.85	-11.87	-27.28	0.34	4.81	NA	NA	1.87	NM	63.62	3.21	92.29	9.04	0.08	0.78	NM
PBHC Pathfinder BC MHC of NY (36.3)	5.97	5.07	0.64	8.23	10.95	0.51	6.60	NA	NA	1.31	9.13	93.99	5.61	111.62	11.38	0.12	1.30	11.88
PEOP Peoples Fed Bancshrs Inc of MA*	22.04	22.04	-0.01	-0.08	-0.07	0.60	3.55	NA	NA	0.84	NM	87.31	19.24	87.31	31.64	0.00	0.00	NM
PBCT Peoples United Financial of CT*	20.67	13.94	0.54	2.33	2.66	0.55	2.40	2.84	24.23	1.01	37.60	90.51	18.71	145.58	36.56	0.63	4.79	NM
PROV Provident Fin. Holdings of CA*	10.42	10.42	1.04	10.79	15.39	-0.35	-3.63	5.88	43.77	3.15	6.50	66.45	6.92	66.45	NM	0.04	0.49	3.20
PBNY Provident NY Bncrp, Inc. of NY*	14.40	9.31	0.70	4.84	5.99	0.46	3.23	2.21	46.73	1.79	16.70	81.70	11.76	133.83	25.06	0.24	2.66	44.44
PBIP Prudential Bncp MHC PA (25.5)	10.69	10.69	0.44	4.13	3.57	0.50	4.67	NA	NA	1.30	28.04	115.59	12.36	115.59	24.81	0.00	0.00	0.00
PULB Pulaski Fin Cp of St. Louis MO*	6.53	6.25	0.60	7.32	10.96	0.31	3.79	NA	NA	2.37	9.12	88.61	5.78	92.84	17.60	0.38	5.14	46.91
RIVR River Valley Bancorp of IN*	6.85	6.83	0.59	7.33	9.00	0.32	3.98	4.53	21.71	1.40	11.11	97.25	6.66	97.53	20.48	0.84	4.94	54.90
RVSB Riverview Bancorp, Inc. of WA*	12.45	9.73	0.50	4.35	6.15	0.47	4.12	6.41	32.47	2.18	16.26	64.92	8.08	85.60	17.17	0.00	0.00	0.00
RCKB Rockville Fin New, Inc. of CT*	17.69	17.64	0.49	4.17	2.88	0.63	5.37	0.72	109.31	1.05	34.68	85.25	15.08	85.55	26.97	0.26	2.68	NM
ROMA Roma Fin Corp MHC of NJ (26.2)	11.47	11.38	0.33	2.52	1.71	0.25	1.96	NA	NA	1.11	NM	150.28	17.24	151.58	NM	0.32	3.03	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 13, 2011

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Reported Earnings			Core Earnings												
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																		
SIFI SI Financial Group, Inc. of CT*	13.87	13.49	0.30	3.04	2.53	0.26	2.57	1.40	34.95	0.74	39.50	84.25	11.69	87.03	NM	0.12	1.17	46.15
SPBC SP Bancorp, Inc. of Plano, TX*	13.44	13.44	0.47	4.52	5.48	0.06	0.56	2.28	39.23	1.09	18.25	63.73	8.57	63.73	NM	0.00	0.00	0.00
SVBI Severn Bancorp, Inc. of MD*	8.16	8.13	0.04	0.38	0.98	-0.02	-0.19	12.62	23.95	3.75	NM	52.30	4.27	52.50	NM	0.00	0.00	0.00
STND Standard Financial Corp. of PA*	17.36	15.51	0.52	3.71	4.16	0.74	5.22	NA	NA	1.53	24.06	70.84	12.29	81.05	17.11	0.00	0.00	0.00
THRD TF Fin. Corp. of Newtown PA*	10.86	10.26	0.46	4.41	5.23	0.37	3.56	NA	NA	1.75	19.12	83.55	9.07	88.99	23.65	0.20	0.91	17.39
TFSL TFS Fin Corp MHC of OH (26.4)	16.10	16.02	-0.06	-0.35	-0.19	-0.17	-1.05	3.57	37.54	1.52	NM	184.68	29.73	185.66	NM	0.00	0.00	NM
TBNK Territorial Bancorp, Inc of HI*	15.28	15.28	0.87	5.56	5.19	0.83	5.35	0.26	41.15	0.24	19.25	105.87	16.18	105.87	20.02	0.36	1.80	34.62
TSBK Timberland Bancorp, Inc. of WA*	9.64	8.89	0.28	2.38	5.02	0.15	1.31	8.06	19.69	2.19	19.93	56.78	5.47	62.08	36.13	0.00	0.00	0.00
TRST TrustCo Bank Corp NY of NY*	6.46	6.44	0.78	11.75	6.88	0.70	10.54	1.42	76.50	1.85	14.54	169.25	10.93	169.76	16.20	0.26	4.59	66.67
UCBA United Comm Bncp MHC IN (40.7)	11.25	10.58	0.25	2.12	2.11	0.20	1.70	NA	NA	NA	NM	100.99	11.37	108.22	NM	0.44	6.19	NM
UCFC United Community Fin. of OH*	8.38	8.37	-1.30	-14.80	NM	-1.64	-18.74	9.98	21.99	2.78	NM	24.08	2.02	24.13	NM	0.00	0.00	NM
UBNK United Financial Bncrp of MA*	14.01	13.54	0.69	4.83	4.17	0.68	4.76	0.91	69.15	0.95	23.96	115.30	16.15	119.96	24.32	0.32	1.99	47.76
VPFG ViewPoint Financal Group of TX*	14.30	14.26	0.77	6.70	4.94	0.41	3.57	0.67	82.95	1.09	20.23	109.23	15.62	109.62	38.00	0.20	1.59	32.26
WSB WSB Holdings, Inc. of Bowie MD*	12.79	12.79	-0.96	-7.48	-17.44	-0.88	-6.87	11.32	22.80	4.06	NM	42.90	5.49	42.90	NM	0.00	0.00	NM
WSFS WSFS Financial Corp. of DE*	8.07	7.27	0.39	4.35	4.09	0.28	3.16	2.60	54.46	2.11	24.42	115.26	9.30	128.93	33.65	0.48	1.12	27.43
WVFC WVS Financial Corp. of PA*	11.46	11.46	0.20	2.19	3.39	0.22	2.41	0.88	27.52	1.25	29.50	64.22	7.36	64.22	26.82	0.16	1.81	53.33
WFSL Washington Federal, Inc. of WA*	13.65	11.98	0.90	6.62	6.94	1.21	8.93	NA	NA	1.90	14.41	92.94	12.69	107.99	10.68	0.24	1.57	22.64
WSBF Waterstone Fin MHC of WI(26.2)	9.71	9.71	-0.19	-2.00	-3.63	-1.56	-16.70	10.16	17.93	2.46	NM	55.39	5.38	55.39	NM	0.00	0.00	NM
WAYN Wayne Savings Bancshares of OH*	9.28	8.82	0.55	5.90	8.61	0.51	5.50	NA	NA	1.27	11.61	67.91	6.30	71.76	12.45	0.24	2.79	32.43
WFD Westfield Fin. Inc. of MA*	17.85	17.85	0.25	1.29	1.25	0.02	0.12	0.34	167.88	1.33	NM	111.28	19.87	111.28	NM	0.24	2.73	NM
WBKC Wolverine Bancorp, Inc. of MI*	19.04	19.04	-1.33	NM	-11.68	-0.82	NM	3.29	94.49	4.01	NM	59.77	11.38	59.77	NM	0.00	0.00	NM

EXHIBIT IV-2

Historical Stock Price Indices

Exhibit IV-2
Historical Stock Price Indices(1)

Year/Qtr. Ended		DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
2000:	Quarter 1	10921.9	1498.6	4572.8	545.6	421.24
	Quarter 2	10447.9	1454.6	3966.1	567.8	387.37
	Quarter 3	10650.9	1436.5	3672.8	718.3	464.64
	Quarter 4	10786.9	1320.3	2470.5	874.3	479.44
2001:	Quarter 1	9878.8	1160.3	1840.3	885.2	459.24
	Quarter 2	10502.4	1224.4	2160.5	964.5	493.70
	Quarter 3	8847.6	1040.9	1498.8	953.9	436.60
	Quarter 4	10021.5	1148.1	1950.4	918.2	473.67
2002:	Quarter 1	10403.9	1147.4	1845.4	1006.7	498.30
	Quarter 2	9243.3	989.8	1463.2	1121.4	468.91
	Quarter 3	7591.9	815.3	1172.1	984.3	396.80
	Quarter 4	8341.6	879.8	1335.5	1073.2	419.10
2003:	Quarter 1	7992.1	848.2	1341.2	1096.2	401.00
	Quarter 2	8985.4	974.5	1622.8	1266.6	476.07
	Quarter 3	9275.1	996.0	1786.9	1330.9	490.90
	Quarter 4	10453.9	1112.0	2003.4	1482.3	548.60
2004:	Quarter 1	10357.7	1126.2	1994.2	1585.3	562.20
	Quarter 2	10435.5	1140.8	2047.8	1437.8	546.62
	Quarter 3	10080.3	1114.6	1896.8	1495.1	556.00
	Quarter 4	10783.0	1211.9	2175.4	1605.6	595.10
2005:	Quarter 1	10503.8	1180.6	1999.2	1516.6	551.00
	Quarter 2	10275.0	1191.3	2057.0	1577.1	563.27
	Quarter 3	10568.7	1228.8	2151.7	1527.2	546.30
	Quarter 4	10717.5	1248.3	2205.3	1616.4	582.80
2006:	Quarter 1	11109.3	1294.8	2339.8	1661.1	595.50
	Quarter 2	11150.2	1270.2	2172.1	1717.9	601.14
	Quarter 3	11679.1	1335.9	2258.4	1727.1	634.00
	Quarter 4	12463.2	1418.3	2415.3	1829.3	658.60
2007:	Quarter 1	12354.4	1420.9	2421.6	1703.6	634.40
	Quarter 2	13408.6	1503.4	2603.2	1645.9	622.63
	Quarter 3	13895.6	1526.8	2701.5	1523.3	595.80
	Quarter 4	13264.8	1468.4	2652.3	1058.0	492.85
2008:	Quarter 1	12262.9	1322.7	2279.1	1001.5	442.5
	Quarter 2	11350.0	1280.0	2293.0	822.6	332.2
	Quarter 3	10850.7	1166.4	2082.3	760.1	414.8
	Quarter 4	8776.4	903.3	1577.0	653.9	268.3
2009:	Quarter 1	7608.9	797.9	1528.6	542.8	170.1
	Quarter 2	8447.0	919.3	1835.0	538.8	227.6
	Quarter 3	9712.3	1057.1	2122.4	561.4	282.9
	Quarter 4	10428.1	1115.1	2269.2	587.0	260.8
2010:	Quarter 1	10856.6	1169.4	2398.0	626.3	301.1
	Quarter 2	9744.0	1030.7	2109.2	564.5	257.2
	Quarter 3	9744.0	1030.7	2109.2	564.5	257.2
	Quarter 4	11577.5	1257.6	2652.9	592.2	290.1
2011:	Quarter 1	12319.7	1325.8	2781.1	578.1	293.1
As of May 13, 2011		12595.8	1337.8	2828.5	557.5	274.1

(1) End of period data.

Sources: SNL Financial and The Wall Street Journal.

EXHIBIT IV-3

Historical Thrift Stock Indices



SNL ThriftInvestor™

Index Values

	Index Values				Price Appreciation (%)		
	Apr 29, 11	Mar 29, 11	Dec 31, 10	Apr 29, 10	1 Month	YTD	LTM
All Pub. Traded Thrifts	575.9	575.8	592.1	646.6	0.02	-2.73	-10.93
MHC Index	3,015.8	2,973.1	2,668.9	3,457.2	1.43	12.99	-12.77
Stock Exchange Indexes							
NYSE AMEX Thrifts	374.4	377.0	364.3	338.2	-0.69	2.78	10.70
NYSE Thrifts	123.9	127.3	132.2	129.5	-2.66	-6.33	-4.34
OTC Thrifts	1,511.7	1,495.6	1,531.2	1,731.2	1.07	-1.28	-12.68
Geographic Indexes							
Mid-Atlantic Thrifts	2,465.2	2,493.5	2,669.6	2,663.1	-1.13	-7.65	-7.43
Midwestern Thrifts	1,718.2	1,695.3	1,636.7	2,471.3	1.35	4.98	-30.47
New England Thrifts	1,686.0	1,615.1	1,665.6	1,704.2	4.39	1.22	-1.07
Southeastern Thrifts	232.3	238.0	217.3	311.1	-2.41	6.86	-25.34
Southwestern Thrifts	374.1	379.7	340.0	358.8	-1.48	10.03	4.25
Western Thrifts	54.5	55.8	53.9	63.7	-2.40	0.97	-14.49
Asset Size Indexes							
Less than $250M	746.0	756.9	751.8	793.5	-1.44	-0.77	-5.99
$250M to $500M	2,835.1	2,801.8	2,657.7	2,509.9	1.19	6.67	12.96
$500M to $1B	1,284.0	1,278.0	1,177.5	1,241.7	0.46	9.04	3.41
$1B to $5B	1,558.9	1,558.8	1,513.3	1,615.8	0.01	3.01	-3.52
Over $5B	277.3	277.4	294.2	326.2	-0.03	-5.76	-14.97
Pink Indexes							
Pink Thrifts	150.4	148.6	142.6	148.5	1.20	5.45	1.27
Less than $75M	413.7	433.6	412.6	458.2	-4.59	0.26	-9.71
Over $75M	151.3	149.3	143.3	148.8	1.38	5.57	1.72
Comparative Indexes							
Dow Jones Industrials	12,810.5	12,279.0	11,577.5	11,167.3	4.33	10.65	14.71
S&P 500	1,363.6	1,319.4	1,257.6	1,206.8	3.35	8.43	13.00

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportionate to that institution's market capitalization. All SNL thrift indexes, except for the SNL MHC Index, began at 100 on March 30, 1984. The SNL MHC Index began at 201.082 on Dec. 31, 1992, the level of the SNL Thrift Index on that date. On March 30, 1984, the S&P 500 closed at 159.2 and the Dow Jones Industrial stood at 1,164.9.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR; Midwest: IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI;
New England: CT, MA, ME, NH, RI, VT; Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV;
Southwest: CO, LA, NM, OK, TX, UT; West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

EXHIBIT IV-4

Market Area Acquisition Activity

Exhibit IV-4
Massachusetts Thrift Acquisitions 2008-Present

Announce Date	Complete Date	Buyer Short Name		Target Name		Target Financials at Announcement: Total Assets ($000)	E/A (%)	TE/A (%)	LTM ROAA (%)	LTM ROAE (%)	NPAs/ Assets (%)	Rsrvs/ NPLs (%)	Deal Terms and Pricing at Announcement: Deal Value ($M)	Value/ Share ($)	P/B (%)	P/TB (%)	P/E (x)	P/A (%)	Prem/ Cdeps (%)
01/20/2011	Pending	People's United Financial Inc.	CT	Danvers Bancorp, Inc.	MA	2,630,968	11.16	10.01	0.61	5.71	0.73	89.87	488.9	22.810	163.16	184.10	28.51	18.58	13.37
12/31/2010	04/01/2011	Hometown Bank A Co-Op Bank	MA	Athol-Clinton Co-operative Bank	MA	89,181	9.17	9.17	-1.55	-15.30	13.20	20.47	NA	NA	NA	NA	NA	NA	NA
12/21/2010	Pending	Berkshire Hills Bancorp Inc.	MA	Legacy Bancorp, Inc.	MA	972,040	12.08	10.68	-0.74	-5.85	2.26	47.09	112.8	13.073	96.34	110.70	NM	11.61	1.88
07/15/2010	11/30/2010	People's United Financial Inc.	CT	LSB Corporation	MA	806,567	7.69	7.69	0.70	8.07	1.36	66.21	95.9	21.000	152.51	152.51	20.79	11.89	8.75
10/09/2009	01/01/2010	Bridgewater Financial, MHC	MA	East Bridgewater Savings Bank	MA	138,438	8.42	8.42	-0.26	-2.94	0.00	NA	NA	NA	NA	NA	NA	NA	NA
07/20/2009	01/04/2010	Meridian Interstate Bncp (MHC)	MA	Mt. Washington Co-operative Bank	MA	517,675	6.12	6.12	-0.85	-13.02	2.29	32.87	NA	NA	NA	NA	NA	NA	NA
01/28/2009	01/28/2009	Investor group		Lowell Co-operative Bank	MA	87,536	5.51	5.51	-3.88	-51.08	6.11	24.56	5.0	NA	NA	NA	NA	NA	NA
12/08/2008	07/01/2009	Middlesex Bancorp MHC	MA	Service Bancorp, Inc. (MHC)	MA	402,560	4.29	4.29	-2.59	-37.64	1.81	75.61	21.9	28.000	268.20	268.20	NM	5.43	2.26
11/08/2008	04/10/2009	Independent Bank Corp.	MA	Benjamin Franklin Bancorp, Inc.	MA	980,737	10.86	7.48	0.47	4.34	1.02	68.60	124.8	15.771	114.20	171.98	25.03	12.73	9.64
08/20/2008	11/19/2008	Hyde Park Co-operative Bank	MA	Commonwealth Co-operative Bank	MA	42,742	9.45	9.45	-0.50	-5.04	0.00	NA	NA	NA	NA	NA	NA	NA	NA
05/23/2008	09/01/2008	Mechanics Co-operative Bank	MA	Lafayette Federal Savings Bank	MA	113,837	10.15	10.15	0.20	1.95	0.06	581.69	NA	NA	NA	NA	NA	NA	NA
03/10/2008	09/03/2008	Eastern Bank Corporation	MA	MASSBANK Corp.	MA	801,799	13.59	13.47	0.96	7.21	0.02	687.94	171.9	40.000	155.70	157.28	22.47	21.44	11.37
				Average:		632,007	9.04	8.54	-0.62	-8.63	2.41	169.49			158.35	174.13	24.20	13.61	7.88
				Median:		460,118	9.31	8.80	-0.38	-3.99	1.19	67.41			154.11	164.63	23.75	12.31	9.20

Source: SNL Financial, LC.

EXHIBIT IV-5

BSB Bancorp, Inc.
Director and Senior Management Summary Resumes

Exhibit IV-5
BSB Bancorp, Inc.
Director and Senior Management Summary Resumes

Directors:

Robert M. Mahoney.

Hal R. Tovin. Mr. Tovin is Executive Vice President and Chief Operating Officer for Belmont Savings Bank. He is responsible for the bank's Retail, Small Business, Deposit Operations, and Technology. In addition, he leads all Marketing and Public Relations initiatives on behalf of the Bank. Prior to joining Belmont Savings, Mr. Tovin was Group Executive Vice President and Managing Director of the Retail Partnership Delivery Group at Citizens Financial Group, Inc. He was a member of CFG's Executive Leadership Group, the company's senior leadership team. CFG is one of the 10 largest commercial bank holding companies in the United States ranked by assets and deposits. He was the driving force behind the development of Citizens' 500 branch in-store program. Mr. Tovin is a graduate of Brown University and has an M.B.A. from the Wharton School of Business. He is a trustee and chairman of the marketing committee and a member of the finance committee at the Boston Museum of Science. He was a former board member of Peace Games and former chairman of the board of the Boston Ad Club.

John A. Borelli. Mr. Borelli is a licensed Insurance Agent & Real Estate Broker. He is President of Borelli Insurance Agency Inc., an independently owned & operated, full service, Property & Casualty Insurance Agency, with 30 years of Service to Belmont and surrounding communities. He holds the Chartered Property Casualty Underwriter (CPCU) designation and is a graduate of Boston University. He is a member of the Insurance Advisory Committee for the Town of Belmont and is also a Town Meeting Member.

S. Warren Farrell. Mr. Farrell is a private investor and Managing Partner of A. W. Farrell Associates, LLP, a real estate holding company. He retired after 26 years of service as a Managing Director for Smith Barney where he was responsible for the firm's sales efforts in New England in institutional fixed income. Mr. Farrell is a graduate of both Harvard College and Boston University. He is a Member of the Belmont Capital Endowment Fund, Overseer and former Trustee of the Mount Auburn Hospital, and sits on the Advisory Board of Lexington Wealth Advisors and the Board of Visitors for the Park Street School. He has been an active member of the Belmont community including Chairman of the Belmont School Committee, Town Meeting Member, Chairman of the Cable Advisory Committee, Founding Board Member of the Foundation for Belmont Education, and Founding Board Member of the Alumni and Friends of Belmont High School.

Richard J. Fougere. Mr. Fougere has been a shareholder and licensed CPA at Fougere & Associates since its incorporation in 1987. He graduated Magna Cum Laude from the School of Management of Boston College in 1971 and became a licensed C.P.A. in 1974. Mr. Fougere has over 30 years of experience in business, financial, tax and retirement planning matters for both businesses and individuals. Mr. Fougere has served as a member of the advisory committee to the New England Division of the PGA and as treasurer and president of the Winchester Country Club. He is currently Treasurer for the Winchester Chamber of Commerce and a member of the Winchester Hospital Foundation Advisory Council. In addition he is a member of the American Institute of Certified Public Accountants and the Massachusetts Society of Certified Public Accountants.

Exhibit IV-5 (continued)
BSB Bancorp, Inc.
Director and Senior Management Summary Resumes

John W. Gahan, III. Mr. Gahan has been a partner in the law firm of Murtha Cullina, and its predecessor Roche, Carens & DeGiacomo, since 1971. He is a graduate of both Yale University and Boston University Law School. For twenty-five years, Mr. Gahan was a member of the Board of Appeals in the Town of Belmont and served as the Board Chairman during most of those years. Currently, Mr. Gahan serves on the Board of Directors of the National Housing & Rehabilitation Association. Mr. Gahan also serves, or has served, on the Boards of a number of local banks, hospitals and other social organizations, including serving as Secretary and President of Winchester Country Club.

John A. Greene. Mr. Greene co-owns the John J. Greene Funeral Home, where he has worked since the age of 18. He holds a degree in Funeral Service from New England Institute and has been a funeral director and embalmer licensed by the State of Massachusetts since 1966. A lifelong resident of Belmont, he is a former Belmont Town Meeting Member, a past Treasurer of the Rotary Club, and former member of the Belmont Town Club. He served on Belmont's Sesquicentennial Anniversary Planning Committee, lent his expertise to the Belmont Fire Station Reuse Committee, and currently serves on the Belmont Fire Station Building Committee. Mr. Greene has also coached several youth sports teams.

Patricia W. Hawkins. Mrs. Hawkins is a retired Licensed Clinical Social Worker, most recently with the Center for Mental Health in Waltham. She is a graduate of University of Massachusetts and Boston College. She is a past president and current member of the Board of Directors and Voter Service Coordinator with the Belmont League of Women Voters. She is also the Secretary of the Webster Island Beach Association.

Robert J. Morrissey. Mr. Morrissey has been a Partner in the law firm of Morrissey, Hawkins & Lynch since 1990. Prior to that time, Mr. Morrissey was a Partner with Withington, Cross, Park & Groden. He served as Belmont Town Counsel from 1974 to 2004. He is a graduate of Boston College and Harvard Law School. He serves on the Dean's Board, Harvard Law School; the Boston College Board of Trustees, as a member of the Executive Committee and Chair of the Investment and Endowment Committee; the Society of Jesus, International Investment Advisory Committee, Vatican City; is Chair of the Investment Advisory Board of the New England Province of the Society of Jesus; and is Chair of the Investment Committee of the Finance Council of the Roman Catholic Archdiocese of Boston. He has also served as a Director or Trustee of several public and private funds, trusts and foundations.

Robert D. Ward. Mr. Ward is a seasoned banking executive and international consultant with more than 52 years of global experience, particularly in emerging markets. He retired from the Massachusetts Office of International Trade and Investment in 2006, after a long career with other such prestigious firms as Boston Global Partners, Inc., Bank of Boston, and Arthur D. Little. He was also Director of International Banking at BayBanks. Mr. Ward worked and traveled abroad extensively, living in three countries outside of the US and traveling to 50 others. His affiliations in professional societies include Fulbright Commission, American Hospital of Istanbul, African Studies Association, and World Affairs Council, and the Board of the Massachusetts International Trade Council.

John A. Whittemore. Mr. Whittemore has been the President of Partners Financial Insurance Agency, which focuses on employee benefits, insurance and investments, since 1970. He graduated from Colgate University in 1966, and then spent 4 years on active duty with the US Air Force followed by 7 years in the Reserves. He was honorably discharged as a Captain in 1976. His Professional Affiliations include the Boston Estate Planning & Business Council, the Boston Life Underwriters Association (BLUA), the National Association of Life Underwriters (NALU), the Association for Advanced Life Underwriters (AALU), and the National Association of CLU & CPCU. He has also served on the Board of both Winchester Country Club and the Kittansett Club.

Exhibit IV-5 (continued)
BSB Bancorp, Inc.
Director and Senior Management Summary Resumes

Executive Officers Who Are Not Also Directors:

John A. Citrano. Mr. Citrano, Senior Vice President and Chief Financial Officer, has been with Belmont Savings Bank since 1987. He began his career with the Bank as an Internal Auditor. He also serves on many of the Bank's internal committees. Mr. Citrano is a graduate of both Merrimack College and Bentley College. He is a member of the Executive Committee of the Watertown/Belmont Chamber of commerce, the Treasurer of the A.D. Little Toastmasters Club, and a member of the Financial Managers Society.

Christopher Y. Downs.

Carroll M. Lowenstein, Jr. Mr. Lowenstein is Senior Vice President—Commercial Real Estate at Belmont Saving Bank. Prior to that, he held similar roles at RBS Citizens and Cambridgeport Bank. He has personally originated in excess of $450 million of Commercial Real Estate Loans over the past 20 years. He is a graduate of Harvard College and is also a licensed Real Estate Broker in the Commonwealth of Massachusetts.

EXHIBIT IV-6

BSB Bancorp, Inc.
Pro Forma Regulatory Capital Ratios

Exhibit IV-6
BSB Bancorp, Inc.
Pro Forma Regulatory Capital Ratios

	Belmont Savings Bank Historical at March 31, 2011		Pro Forma at March 31, 2011, Based Upon the Sale in the Offering of (5)							
			Minimum 5,780,000 Shares		Midpoint 6,800,000 Shares		Maximum 7,820,000 Shares		Maximum as adjusted 8,993,000 Shares (1)	
	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets
					(Dollars in thousands)					
Equity	$ 47,167	8.92%	$ 69,932	12.56%	$ 74,096	13.19%	$ 78,259	13.80%	$ 83,048	14.50%
Tier 1 leverage (3)(4)	$ 47,165	9.35%	$ 69,930	13.13%	$ 74,094	13.78%	$ 78,257	14.42%	$ 83,046	15.14%
Tier 1 leverage requirement (2)	20,174	4.00	21,296	4.00	21,500	4.00	21,704	4.00	21,939	4.00
Excess	$ 26,991	5.35%	$ 48,634	9.13%	$ 52,594	9.78%	$ 56,553	10.42%	$ 61,107	11.14%
Tier 1 risk-based capital	$ 47,165	12.88%	$ 69,930	18.81%	$ 74,094	19.87%	$ 78,257	20.93%	$ 83,046	22.14%
Risk-based requirement	14,651	4.00	14,874	4.00	14,915	4.00	14,955	4.00	15,002	4.00
Excess	$ 32,514	8.88%	$ 55,056	14.81%	$ 59,179	15.87%	$ 63,302	16.93%	$ 68,044	18.14%
Total risk-based capital (3)	$ 50,528	13.80%	$ 73,293	19.71%	$ 77,457	20.77%	$ 81,620	21.83%	$ 86,409	23.04%
Risk-based requirement	29,301	8.00	29,748	8.00	29,829	8.00	29,911	8.00	30,005	8.00
Excess	$ 21,227	5.80%	$ 43,545	11.71%	$ 47,628	12.77%	$ 51,709	13.83%	$ 56,404	15.04%
Reconciliation of capital infused into Belmont Savings Bank:										
Net proceeds			$ 28,071		$ 33,171		$ 38,271		$ 44,136	
Less: Common stock acquired by employee stock ownership plan			(2,948)		(3,468)		(3,988)		(4,586)	
Less: Common stock awarded under stock-based benefit plans			(2,358)		(2,774)		(3,191)		(3,669)	
Pro forma increase			$ 22,765		$ 26,929		$ 31,092		$ 35,881	

(1) As adjusted to give effect to an increase in the number of shares that could occur due to a 15% increase in the offering range to reflect demand for the shares or changes in market conditions following the commencement of the offering.

(2) The current leverage capital requirement for financial institutions is 3% of total average assets for financial institutions that receive the highest supervisory rating for safety and soundness and a 4% Tier 1 capital ratio requirement for all other financial institutions.

(3) Tier 1 capital levels are shown as a percentage of average assets. Risk-based capital levels are shown as a percentage of risk-weighted assets.

(4) Pro forma capital levels assume that the employee stock ownership plan purchases 5% of the shares of common stock to be outstanding immediately following the stock offering (including shares contributed to the charitable foundation) with funds borrowed from BSB Bancorp, Inc. or a subsidiary. Pro forma generally accepted accounting principles ("GAAP") and regulatory capital have been reduced by the amount required to fund this plan. See "Management of BSB Bancorp, Inc." for a discussion of the employee stock ownership plan.

(5) Pro forma amounts and percentages assume net proceeds are invested in assets that carry a 20% risk weighting.

Source: BSB Bancorp's prospectus.

EXHIBIT IV-7

BSB Bancorp, Inc.
Pro Forma Analysis Sheet

Exhibit IV-7
PRO FORMA ANALYSIS SHEET
BSB Bancorp, Inc.
Prices as of May 13, 2011

Price Multiple		Symbol	Subject (1)	Peer Group Average	Peer Group Median	Massachusetts Companies Average	Massachusetts Companies Median	All Publicly-Traded Average	All Publicly-Traded Median
Price-earnings ratio (x)		P/E	28.77 x	17.72x	16.30x	16.89x	15.74x	16.94x	15.53x
Price-core earnings ratio (x)	=	P/Core	95.96 x	20.40x	17.41x	20.64x	20.50x	19.06x	17.24x
Price-book ratio (%)	=	P/B	64.39%	89.33%	86.81%	100.02%	96.22%	79.39%	80.42%
Price-tangible book ratio (%)	=	P/TB	64.39%	96.12%	90.51%	108.25%	104.69%	87.23%	85.68%
Price-assets ratio (%)	=	P/A	11.76%	11.60%	11.02%	13.67%	15.38%	9.60%	9.30%

Valuation Parameters

Pre-Conversion Earnings (Y)	$2,455,000	ESOP Stock Purchases (E)	5.00% (5)
Pre-Conversion Earnings (CY)	$767,000	Cost of ESOP Borrowings (S)	0.00% (4)
Pre-Conversion Book Value (B)	$47,183,000	ESOP Amortization (T)	30.00 years
Pre-Conv. Tang. Book Val. (TB)	$47,183,000	RRP Amount (M)	4.00%
Pre-Conversion Assets (A)	$529,274,000	RRP Vesting (N)	5.00 years (5)
Reinvestment Rate (2)(R)	2.24%	Foundation (F)	2.29%
Est. Conversion Expenses (3)(X)	2.44%	Tax Benefit (Z)	624,000
Tax Rate (TAX)	40.00%	Percentage Sold (PCT)	100.00%
Shares Tax	$0	Option (O1)	10.00% (6)
		Estimated Option Value (O2)	35.80% (6)
		Option vesting (O3)	5.00 (6)
		Option pct taxable (O4)	25.00% (6)

Calculation of Pro Forma Value After Conversion

1. $V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N) - (1-(TAX*O4))*(O1*O2)/O3)}$ V= $69,360,000

2. $V = \frac{P/Core * (Y)}{1 - P/core * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N) - (1-(TAX*O4))*(O1*O2)/O3)}$ V= $69,360,000

3. $V = \frac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-F)}$ V= $69,360,000

4. $V = \frac{P/TB * (TB+Z)}{1 - P/TB * PCT * (1-X-E-M-F)}$ V= $69,360,000

5. $V = \frac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-F)}$ V= $69,360,000

Conclusion	Shares Issued To the Public	Price Per Share	Gross Offering Proceeds	Shares Issued To Foundation	Total Shares Issued	Aggregate Market Value of Shares Issued
Supermaximum	8,993,000	10.00	$ 89,930,000	179,860	9,172,860	$ 91,728,600
Maximum	7,820,000	10.00	78,200,000	156,400	7,976,400	79,764,000
Midpoint	6,800,000	10.00	68,000,000	136,000	6,936,000	69,360,000
Minimum	5,780,000	10.00	57,800,000	115,600	5,895,600	58,956,000

(1) Pricing ratios shown reflect the midpoint value.
(2) Net return reflects a reinvestment rate of 2.24 percent and a tax rate of 40.0 percent.
(3) Offering expenses shown at estimated midpoint value.
(4) No cost is applicable since holding company will fund the ESOP loan.
(5) ESOP and MRP amortize over 30 years and 5 years, respectively; amortization expenses tax effected at 40.0 percent.
(6) 10 percent option plan with an estimated Black-Scholes valuation of 35.80 percent of the exercise price, including a 5 year vesting with 25 percent of the options (granted to directors) tax effected at 40.0 percent.

EXHIBIT IV-8

BSB Bancorp, Inc.
Pro Forma Effect of Conversion Proceeds

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
BSB Bancorp, Inc.
At the Minimum

1. Pro Forma Market Capitalization	$58,956,000
Less: Foundation Shares	1,156,000
2. Offering Proceeds	$57,800,000
Less: Estimated Offering Expenses	1,658,000
Net Conversion Proceeds	$56,142,000

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$56,142,000
Less: Cash Contribution to Foundation	200,000
Less: Non-Cash Stock Purchases (1)	5,306,040
Net Proceeds Reinvested	$50,635,960
Estimated net incremental rate of return	1.34%
Reinvestment Income	$680,547
Less: Shares Tax	0
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	58,956
Less: Amortization of Options (4)	379,912
Less: Recognition Plan Vesting (5)	282,989
Net Earnings Impact	($41,310)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2011 (reported)	$2,455,000	($41,310)	$2,413,690
12 Months ended March 31, 2011 (core)	$767,000	($41,310)	$725,690

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2011	$47,183,000	$50,635,960	$542,400	$98,361,360
March 31, 2011 (Tangible)	$47,183,000	$50,635,960	$542,400	$98,361,360

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2011	$529,274,000	$50,635,960	$542,400	$580,452,360

(1) Includes ESOP and RRP stock purchases equal to 5.0 percent and 4.0 percent of total shares issued, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 30 years, amortization expense is tax-effected at a 40.0 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assumes 25 percent is taxable.
(5) RRP is amortized over 5 years, and amortization expense is tax effected at 40.0 percent.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
BSB Bancorp, Inc.
At the Midpoint

1. Pro Forma Market Capitalization	$69,360,000
Less: Foundation Shares	1,360,000
2. Offering Proceeds	$68,000,000
Less: Estimated Offering Expenses	1,658,000
Net Conversion Proceeds	$66,342,000

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$66,342,000
Less: Cash Contribution to Foundation	200,000
Less: Non-Cash Stock Purchases (1)	6,242,400
Net Proceeds Reinvested	$59,899,600
Estimated net incremental rate of return	1.34%
Reinvestment Income	$805,051
Less: Shares Tax	0
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	69,360
Less: Amortization of Options (4)	446,956
Less: Recognition Plan Vesting (5)	332,928
Net Earnings Impact	($44,193)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2011 (reported)	$2,455,000	($44,193)	$2,410,807
12 Months ended March 31, 2011 (core)	$767,000	($44,193)	$722,807

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2011	$47,183,000	$59,899,600	$624,000	$107,706,600
March 31, 2011 (Tangible)	$47,183,000	$59,899,600	$624,000	$107,706,600

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2011	$529,274,000	$59,899,600	$624,000	$589,797,600

(1) Includes ESOP and RRP stock purchases equal to 5.0 percent and 4.0 percent of total shares issued, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 30 years, amortization expense is tax-effected at a 40.0 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assumes 25 percent is taxable.
(5) RRP is amortized over 5 years, and amortization expense is tax effected at 40.0 percent.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
BSB Bancorp, Inc.
At the Maximum Value

1. Pro Forma Market Capitalization	$79,764,000
Less: Foundation Shares	1,564,000
2. Offering Proceeds	$78,200,000
Less: Estimated Offering Expenses	1,658,000
Net Conversion Proceeds	$76,542,000

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$76,542,000
Less: Cash Contribution to Foundation	200,000
Less: Non-Cash Stock Purchases (1)	7,178,760
Net Proceeds Reinvested	$69,163,240
Estimated net incremental rate of return	1.34%
Reinvestment Income	$929,554
Less: Shares Tax	0
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	79,764
Less: Amortization of Options (4)	513,999
Less: Recognition Plan Vesting (5)	382,867
Net Earnings Impact	($47,076)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2011 (reported)	$2,455,000	($47,076)	$2,407,924
12 Months ended March 31, 2011 (core)	$767,000	($47,076)	$719,924

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2011	$47,183,000	$69,163,240	$705,600	$117,051,840
March 31, 2011 (Tangible)	$47,183,000	$69,163,240	$705,600	$117,051,840

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2011	$529,274,000	$69,163,240	$705,600	$599,142,840

(1) Includes ESOP and RRP stock purchases equal to 5.0 percent and 4.0 percent of total shares issued, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 30 years, amortization expense is tax-effected at a 40.0 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assumes 25 percent is taxable.
(5) RRP is amortized over 5 years, and amortization expense is tax effected at 40.0 percent.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
BSB Bancorp, Inc.
At the Supermaximum Value

1. Pro Forma Market Capitalization	$91,728,600
Less: Foundation Shares	1,798,600
2. Offering Proceeds	$89,930,000
Less: Estimated Offering Expenses	1,658,000
Net Conversion Proceeds	$88,272,000

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$88,272,000
Less: Cash Contribution to Foundation	200,000
Less: Non-Cash Stock Purchases (1)	8,255,574
Net Proceeds Reinvested	$79,816,426
Estimated net incremental rate of return	1.34%
Reinvestment Income	$1,072,733
Less: Shares Tax	0
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	91,729
Less: Amortization of Options (4)	591,099
Less: Recognition Plan Vesting (5)	440,297
Net Earnings Impact	($50,392)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2011 (reported)	$2,455,000	($50,392)	$2,404,608
12 Months ended March 31, 2011 (core)	$767,000	($50,392)	$716,608

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2011	$47,183,000	$79,816,426	$799,440	$127,798,866
March 31, 2011 (Tangible)	$47,183,000	$79,816,426	$799,440	$127,798,866

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
March 31, 2011	$529,274,000	$79,816,426	$799,440	$609,889,866

(1) Includes ESOP and RRP stock purchases equal to 5.0 percent and 4.0 percent of total shares issued, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 30 years, amortization expense is tax-effected at a 40.0 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assumes 25 percent is taxable.
(5) RRP is amortized over 5 years, and amortization expense is tax effected at 40.0 percent.

EXHIBIT IV-9

Peer Group Core Earnings Analysis

Exhibit IV-9
Core Earnings Analysis
Comparable Institution Analysis
For the 12 Months Ended March 31, 2011

Comparable Group		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% ($000)	Less: Extraordinary Items ($000)	Estimated Core Income to Common ($000)	Shares (000)	Estimated Core EPS ($)
BFED	Beacon Federal Bancorp of NY	$5,590	$672	($228)	$0	$6,034	6,413	$0.94
CBNJ	Cape Bancorp, Inc. of NJ	$11,650	($113)	$38	$0	$11,575	13,314	$0.87
CEBK	Central Bancorp of Somerville MA (1)	$1,593	$229	($78)	$0	$1,744	1,681	$1.04
CBNK	Chicopee Bancorp, Inc. of MA	$558	($218)	$74	$0	$414	5,980	$0.07
ESSA	ESSA Bancorp, Inc. of PA	$4,342	($1,189)	$404	$0	$3,557	12,468	$0.29
ESBK	Elmira Savings Bank, FSB of NY (1)	$3,387	($1,602)	$545	$0	$2,330	1,964	$1.19
HBNK	Hampden Bancorp, Inc. of MA	$1,909	($435)	$148	$0	$1,622	6,799	$0.24
NFSB	Newport Bancorp, Inc. of RI	$2,000	($96)	$33	$0	$1,937	3,489	$0.56
OBAF	OBA Financial Services Inc. of MD	$816	($28)	$10	$0	$798	4,629	$0.17
OSHC	Ocean Shore Holding Co. of NJ	$5,313	$79	($27)	$0	$5,365	7,297	$0.74
THRD	TF Financial Corp. of Newtown PA	$3,253	($948)	$322	$0	$2,627	2,822	$0.93

(1) Financial information is for the quarter ending December 31, 2010.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT IV-10

Comparative Analysis: Peer Group Pricing, Closing Values and After Market Trading

Exhibit IV-10
BSB Bancorp, Inc.
Comparative Analysis: Peer Group Pricing, Closing Values, and Aftermarket Trading
All Standard Conversions Completed Twelve Months Ended May 13, 2011

Ticker	Closing Date	Institution		Offering Size	Peer group P/TB (1) (3) Average	Peer group P/TB (1) (3) Median	Pro forma P/TB at Closing	Implied P/TB Discount from Peer Group at Closing (2)	One week after closing Price Change	One week after closing Implied P/TB	At May 13, 2011 Price Change	At May 13, 2011 Implied P/TB
				($mil)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
FRNK	4/28/2011	Franklin Financial Corp.	$	138.9	69.80%	71.60%	57.30%	-19.97%	17.70%	67.44%	18.00%	67.61%
SSNF	4/6/2011	Sunshine Financial, Inc.	$	12.3	59.20%	56.60%	49.30%	-12.90%	10.00%	54.23%	14.00%	56.20%
FRTR	4/1/2011	Fraternity Comm Bancorp, Inc.	$	15.9	58.00%	56.60%	54.44%	-3.82%	11.70%	60.81%	4.00%	56.62%
ANCB	1/26/2011	Anchor Bancorp	$	25.5	43.98%	41.62%	38.58%	-7.30%	0.40%	38.73%	-4.40%	36.88%
WBKC	1/20/2011	Wolverine Bancorp, Inc.	$	25.1	64.04%	65.25%	40.12%	-38.51%	22.40%	49.11%	49.00%	59.78%
SPBC	11/1/2010	SP Bancorp, Inc.	$	17.3	72.27%	71.12%	55.88%	-21.43%	-6.60%	52.19%	18.60%	62.49%
STND	10/7/2010	Standard Financial Corp.	$	33.6	87.62%	88.09%	55.16%	-37.38%	18.90%	65.59%	54.00%	82.06%
MDSN	10/7/2010	Madison Bancorp, Inc.	$	6.1	57.80%	62.10%	43.41%	-30.10%	25.00%	54.26%	5.00%	48.36%
CTUY	10/1/2010	Century Next Fin. Corp.	$	10.6	73.97%	71.12%	60.95%	-14.30%	15.00%	70.09%	60.00%	83.79%
PEOP	7/7/2010	Peoples Fed Bncshres, Inc.	$	66.1	89.61%	89.87%	64.73%	-27.97%	6.90%	69.20%	42.40%	87.23%
UASB	6/29/2010	United-American SB	$	2.5	75.60%	64.80%	54.13%	-16.47%	-5.00%	51.42%	30.50%	73.07%
FMTB	6/3/2010	Fairmount Bancorp, Inc.	$	4.4	66.20%	64.40%	43.94%	-31.77%	20.00%	52.73%	65.00%	65.13%
		Average	$	19.9	68.03%	66.51%	50.97%	**-22.00%**	10.79%	56.21%	30.74%	64.69%
		Median	$	15.9	66.20%	64.80%	54.13%	**-21.43%**	11.70%	54.23%	30.50%	62.49%
		BSB Bancorp										
		At Supermax Valuation	$	89.9	96.12%	90.51%	71.79%	-20.68%	NA	NA	NA	NA
		At Midpoint Valuation	**$**	**68.0**	**96.12%**	**90.51%**	**64.39%**	**-28.86%**	NA	NA	NA	NA

(1) Except as noted, ratios have been extracted from prospectus documents on file with SEC.
(2) Discount calculated relative to the median.
(3) Peer group figures from original appraisal report.

Source: Prospectus disclosure for peer group pricing information. Press release information and RP Financial calculations for pro forma P/TB at closing. Public company stock price information from SNL Securities and RP Financial calculations for implied P/TB ratios in the aftermarket.

EXHIBIT V-1

RP® Financial, LC.
Firm Qualifications Statement

FIRM QUALIFICATION STATEMENT

RP® Financial, LC. ("RP Financial") provides financial and management consulting, merger advisory and valuation services to the financial services companies, including banks, thrifts, credit unions, insurance companies, mortgage companies and others. We offer a broad array of services, high quality and prompt service, hands-on involvement by our senior staff, careful structuring of strategic initiatives and sophisticated valuation and other analyses consistent with industry practices and regulatory requirements. Our staff has extensive consulting, valuation, financial advisory and industry backgrounds.

STRATEGIC PLANNING SERVICES

RP Financial's strategic planning services, for established or de novo banking companies, provide effective feasible plans with quantifiable results to enhance shareholder value, achieve regulatory approval or realize other objectives. We conduct situation analyses; establish mission/vision statements, develope strategic goals and objectives; and identify strategies to enhance value, address capital, increase earnings, manage risk and tackle operational or organizational matters. Our proprietary financial simulation models facilitate the evaluation of the feasibility, impact and merit of alternative financial strategies.

MERGER ADVISORY SERVICES

RP Financial's merger advisory services include targeting buyers and sellers, assessing acquisition merit, conducting due diligence, negotiating and structuring deal terms, preparing merger business plans and financial simulations, rendering fairness opinions, preparing fair valuation analyses and supporting post-merger strategies. RP Financial is also expert in de novo charters, shelf charters and failed bank deals with loss sharing or other assistance. Through financial simulations, valuation proficiency and regulatory familiarity, RP Financial's merger advisory services center on enhancing shareholder returns.

VALUATION SERVICES

RP Financial's extensive valuation practice includes mergers, thrift stock conversions, insurance company demutualizations, merger valuation and goodwill impairment, ESOPs, going private, secondary offerings and other purposes. We are highly experienced in performing appraisals conforming with regulatory guidelines and appraisal standards. RP Financial is the nation's leading valuation firm for thrift stock conversions, with offerings ranging up to $4 billion.

MANAGEMENT STUDIES

RP Financial provides effective organizational planning, and we are often engaged to prepare independent management studies required for regulatory enforcement actions. We evaluate Board, management and staffing needs, assess existing talent and capabilities and make strategic recommendations for new positions, replacement, succession and other organizational matters.

ENTERPRISE RISK ASSESSMENT SERVICES

RP Financial provides effective enterprise risk assessment consulting services to assist our clients in evaluating the degree to which they have properly identified, understood, measured, monitored and controlled enterprise risk as part of a deliberate risk/reward strategy and to help them implement strategies to mitigate risk, enhance performance, ensure effective reporting and compliance with laws and regulations and avoid potential future damage to their reputation and associated consequences and to mitigate residual risk and unanticipated losses.

OTHER CONSULTING SERVICES

RP Financial provides other consulting services including evaluating regulatory changes, development diversification and branching strategies, conducting feasibility studies and other research, and preparing management studies in response to regulatory enforcement actions. We assist clients with CRA plans and revising policies and procedures. Our other consulting services are aided by proprietary valuation and financial simulation models.

KEY PERSONNEL (Years of Relevant Experience & Contact Information)

Ronald S. Riggins, Managing Director (31)	(703) 647-6543	rriggins@rpfinancial.com
William E. Pommerening, Managing Director (27)	(703) 647-6546	wpommerening@rpfinancial.com
Gregory E. Dunn, Director (28)	(703) 647-6548	gdunn@rpfinancial.com
James P. Hennessey, Director (25)	(703) 647-6544	jhennessey@rpfinancial.com
James J. Oren, Director (24)	(703) 647-6549	joren@rpfinancial.com
Marcus Faust, Senior Vice President (23)	(703) 647-6553	mfaust@rpfinancial.com
Timothy M. Biddle, Senior Vice President (21)	(703) 647-6552	tbiddle@rpfinancial.com
Janice Hollar, Senior Vice President (29)	(703) 647-6554	jhollar@rpfinancial.com